Filed by 180 Degree Capital Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: 180 Degree Capital Corp.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: January 17, 2025

On January 17, 2025, 180 Degree Capital Corp., a corporation organized under the Laws of the State of New York (“TURN”), Mount Logan Capital Inc., a corporation organized under the Laws of the Province of Ontario, Canada (“MLC”), Yukon New Parent, Inc., a corporation organized under the Laws of the State of Delaware and a wholly-owned subsidiary of TURN (“New Parent”), Polar Merger Sub, Inc., a corporation organized under the Laws of the State of New York and a wholly-owned subsidiary of New Parent (“TURN Merger Sub”), and Moose Merger Sub, LLC, a limited liability company formed under the Laws of the State of Delaware and a wholly-owned subsidiary of New Parent (“MLC Merger Sub”) executed an agreement and plan of merger (the “Merger Agreement”). Each of TURN and MLC issued press releases announcing the signing of the Merger Agreement that are attached as Exhibit A and Exhibit B to this filing, respectively. Each of TURN and MLC posted a joint investor presentation regarding the potential transaction on their respective websites at ir.180degreecapital.com and mountlogancapital.ca that is attached as Exhibit C to this filing. The Merger Agreement is attached as Exhibit D to this filing.

Exhibits

Exhibit A:	180 Degree Capital Corp. Press Release
Exhibit B:	Mount Logan Capital Inc. Press Release
Exhibit C:	Joint Investor Presentation
Exhibit D:	Merger Agreement

EXHIBIT A

180 DEGREE CAPITAL CORP. PRESS RELEASE

180 Degree Capital Corp. and Mount Logan Capital Inc. Announce Agreement
to Merge in All-Stock, Transformative Transaction Establishing a US-Exchange Listed Alternative Asset Management and Insurance Solutions Platform with
Over $2.4 Billion in Assets Under Management

180 Degree Capital Shareholders to Receive Full Net Asset Value (“NAV”)
at Closing in Stock of the Merged Company

Support secured from approximately 20% of 180 Degree Capital and 23% of Mount Logan shareholders through voting agreements with additional indicative support from certain other shareholders

•Combined company will operate as Mount Logan Capital Inc. (“Mount Logan”) with $2.4+ billion of Assets Under Management (“AUM”) focused on the high-growth private credit market with the benefit of a wholly owned regulated insurance solutions business with $1.1 billion in total assets.
•Strong pro forma balance sheet post transaction that will support investment into what the parties believe is a highly actionable pipeline of organic and inorganic growth opportunities across both asset management and insurance solutions businesses.
•The combined business is expected to pay quarterly dividends, subject to board of directors approval.
•180 Degree Capital’s track record and deep network of relationships are expected to help fuel expansion of Mount Logan’s bespoke credit and opportunistic investments into publicly listed companies.
•180 Degree Capital’s shareholders are expected to benefit from transition into an asset-light, operating company structure that are commonly valued based on multiples to operating metrics rather than discounts to net asset values common to registered closed-end funds.
•180 Degree Capital and Mount Logan will hold a conference call to discuss the transaction with the investment community on Friday, January 17, 2025, at 11am ET.

January 17, 2025 – Montclair, NJ – 180 Degree Capital Corp. (NASDAQ:TURN) (“180 Degree Capital”), today announced that it has entered into a definitive agreement to combine with Mount Logan Capital Inc. (“Mount Logan”) in an all-stock transaction (the “Business Combination”). The surviving entity is expected to be a Delaware corporation operating as Mount Logan Capital Inc. (“New Mount Logan”) listed on Nasdaq under the symbol MLCI. In connection with the Business Combination, 180 Degree Capital shareholders will receive proportionate ownership of New Mount Logan determined by reference to 180 Degree Capital’s NAV at closing relative to a valuation of Mount Logan of approximately $67.4 million at signing, subject to certain pre-closing adjustments.

Shareholders holding approximately 20% of the outstanding shares of 180 Degree Capital and approximately 23% of the outstanding shares of Mount Logan signed voting agreements supporting the Business Combination, and an additional approximately 7% and 9% of 180

Degree Capital and Mount Logan shareholders, respectively, have provided non-binding written indications of support for the Business Combination.

“We could not be more pleased to share today’s announcement with our shareholders,” said Kevin M. Rendino, Chief Executive Officer of 180 Degree Capital. “Our proposed merger with Mount Logan is the next step in the evolution of our business since Daniel and I took over day-to-day management of 180 Degree Capital in 2017. In July 2024, we were introduced to and began discussions with Mount Logan’s management team, who also founded and currently run the credit business for BC Partners, a leading alternative investment manager focused on private equity, credit, and real estate, with deep networks across Europe and North America. Through these discussions, we instantly realized similarity of thought processes regarding investments, corporate culture, future opportunities for growth, and focus on taking steps to unlock value for our respective shareholders. The result of this proposed merger will be that shareholders will now be material owners of what we believe is a premier private credit asset manager with a regulated insurance company.”

“We can unequivocally say that we successfully turned around 180 Degree Capital and positioned it to have the opportunity to pursue strategic options, including today’s announcement,” continued Daniel B. Wolfe, President of 180 Degree Capital. “We inherited a balance sheet comprised primarily of privately held, venture capital investments and successfully transitioned it to our current assets that are substantially all securities of publicly listed companies and cash. Once we had our balance sheet comprised substantially of public securities and cash, we began considering a variety of options to help fuel future growth and shareholder value creation. As we progress toward closing, we will continue our efforts to build on our positive public market investment performance since the inception of 180 Degree Capital through management of our portfolio for the benefit of 180 Degree Capital’s shareholders. We will continue to work with our portfolio company management teams constructively, including those where we currently have representatives or nominees on boards of directors. Monetizations are expected to occur naturally, and be consistent with historical portfolio turnover. We are excited for how the combination of our businesses can take each company, and value creation for shareholders particularly, to the next level.”

“We share in Kevin and Daniel’s excitement as we embark on the next phase of Mount Logan’s journey together with 180 Degree Capital and its team,” said Ted Goldthorpe, CEO of Mount Logan. “We believe the transaction is a significant milestone for 180 Degree Capital shareholders, enabled by the tremendous turnaround executed by Kevin and Daniel, and will transition from a balance sheet-heavy investment company into an asset-light alternative asset management and insurance solutions business. We believe that we have built a unique platform, which is well positioned to take advantage of the opportunities we continue to evaluate for the benefit of all key stakeholders including our shareholders, investors, partners and policyholders. Coming together in this merger is a logical and exciting next step for both platforms that we believe will drive significant strategic and financial benefits in both the immediate and longer-term future. The combination creates alignment among all shareholders who will now share in the upside of a larger, more liquid company in what we believe is the high-growth alternative asset management and insurance solutions space. We look forward to seeking opportunities to accelerate our growth initiatives and enhance returns for existing and new shareholders, while maintaining strong performance across our private credit investment strategies for the combined benefit of investors and policyholders.”

Mr. Rendino concluded, “Our transition to an operating company structure also frees investors from looking at our business relative to net assets and instead allows investors to focus on typical operating metrics of asset managers, such as fee-related earnings (FRE). Essentially instead of our net asset value being a ceiling for shareholders, it now becomes what we believe will be a floor for future value creation. This proposed merger is the culmination of options our board of directors has diligently evaluated to both maximize near-term value and provide the opportunity for future growth for shareholders of 180 Degree Capital. We couldn’t be more excited for the future as a merged entity.”

Details of the Proposed Business Combination

180 Degree Capital and Mount Logan will combine in an all-stock transaction at an estimated $139 million pro forma enterprise value at closing. Following completion of the transaction, each of 180 Degree Capital and Mount Logan will be wholly owned subsidiaries of New Mount Logan, which will be listed on Nasdaq under the symbol MLCI. Under the terms of the definitive agreement, shareholders of each of 180 Degree Capital and Mount Logan will receive an amount of newly issued shares of common stock of New Mount Logan based on the ratio of the net asset value (“NAV”) per share of 180 Degree Capital relative to a valuation of Mount Logan of $67.4 million at signing, subject to certain pre-closing adjustments. Based on the estimated NAV of 180 Degree Capital1 as of January 15, 2025, which is a 24% premium to 180 Degree Capital’s closing stock price on that date, the estimated pro forma post-merger shareholder ownership would be approximately 40% for current 180 Degree Capital shareholders and 60% for current Mount Logan shareholders.

The board of directors for each of 180 Degree Capital and Mount Logan have unanimously approved the Business Combination. The transaction, which is intended to be treated as a tax-free reorganization for both sets of shareholders, is subject to certain regulatory approvals and approvals by each of 180 Degree Capital’s and Mount Logan’s shareholders. In addition, the transaction is subject to other customary closing conditions, including a registration statement being declared effective by the U.S. Securities and Exchange Commission (“SEC”) relating to the shares of New Mount Logan common stock that will be issued to the shareholders of 180 Degree Capital and Mount Logan in the transaction, the approval of the transaction by the shareholders of each of 180 Degree Capital and Mount Logan, and the listing of New Mount Logan’s common stock on Nasdaq. The transaction is expected to be completed in mid-2025.

The foregoing description of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the merger agreement.

Leadership and Governance

At close, Mount Logan’s Chief Executive Officer (“CEO”), Ted Goldthorpe, is expected to serve as CEO of New Mount Logan. New Mount Logan will have a seven‑member Board of Directors, comprised of Mount Logan’s CEO Ted Goldthorpe, four additional directors designated by Mount Logan, one director designated by 180 Degree Capital, and one director mutually agreed to by 180 Degree Capital and Mount Logan. The Chairman of the Board of Directors of New Mount Logan will be Ted Goldthorpe, currently Chairman of Mount Logan.

Conference Call and Presentation Information

Representatives from Mount Logan and 180 Degree Capital will hold a conference call to discuss the transaction on January 17, 2025, at 11am ET. The conference call can be accessed at 1-404-975-4839 or toll-free at 1-833-470-1428 and entering the passcode 693165. A presentation has also been prepared that discusses the Business Combination and can be found online at https://ir.180degreecapital.com/ir-calendar and at https://mountlogancapital.ca/investor-relations. A recording of the call will be available at these websites following the call.

Advisors
Fenchurch Advisory US, LP is serving as financial advisor and Katten Muchin Rosenman LLP is serving as legal counsel to the special committee of the board of directors of 180 Degree Capital. Proskauer Rose LLP and Osler Hoskin & Harcourt LLP are serving as legal counsel to 180 Degree Capital.
Dechert LLP and Wildeboer Dellelce LLP are serving as legal counsel, and Oppenheimer & Co. is serving as financial advisor, to Mount Logan.
About 180 Degree Capital Corp.
180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. 180 Degree Capital’s goal is that the result of its constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 Degree Capital and its holdings can be found on its website at www.180degreecapital.com.
Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com
About Mount Logan Capital Inc.

Mount Logan Capital Inc. is an alternative asset management and insurance solutions company that is focused on public and private debt securities in the North American market and the reinsurance of annuity products, primarily through its wholly owned subsidiaries Mount Logan Management LLC (“ML Management”) and Ability Insurance Company (“Ability”), respectively. Mount Logan also actively sources, evaluates, underwrites, manages, monitors and primarily invests in loans, debt securities, and other credit-oriented instruments that present attractive risk-adjusted returns and present low risk of principal impairment through the credit cycle.
ML Management was organized in 2020 as a Delaware limited liability company and is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The primary business of ML Management is to provide investment management services to (i) privately offered investment funds exempt from registration under the Investment Company Act of 1940, as amended (the “1940 Act”) advised by ML Management, (ii) a non-diversified closed-end management investment company that has elected to be regulated as a business development company, (iii) Ability, and (iv) non-diversified closed-end management investment companies registered under the 1940 Act that operate as interval funds. ML Management also acts as the collateral manager to collateralized loan obligations backed by debt obligations and similar assets.
Ability is a Nebraska domiciled insurer and reinsurer of long-term care policies acquired by Mount Logan in the fourth quarter of fiscal year 2021. Ability is unique in the insurance industry in that its long-term care portfolio’s morbidity risk has been largely re-insured to third parties, and Ability is no longer insuring or re-insuring new long-term care risk.
Additional Information and Where to Find It
In connection with the Business Combination, 180 Degree Capital intends to file with the Securities and Exchange Commission (“SEC”) and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”). In addition, New Mount Logan plans to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will register the exchange of New Mount Logan shares in the Business Combination and include the Proxy Statement and a prospectus of New Mount Logan (the “Prospectus”). The Proxy Statement and the Registration Statement (including the Prospectus) will each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

Certain Information Concerning the Participants

180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2023, which was filed with the SEC on February 20, 2024, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination will be contained in the Proxy Statement when such document becomes available.

Mount Logan, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan in favor of the approval of the Business Combination. Information about Mount Logan’s executive officers and directors is available in Mount Logan’s annual information form dated March 14, 2024, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://sedarplus.ca. To the extent holdings by the directors and executive officers of Mount Logan securities reported in Mount Logan’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.ca/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan shareholders in connection with the Business Combination will be contained in the Prospectus included in the Registration Statement when such document becomes available.

Non-Solicitation
This press release is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This press release, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy, payment of dividends to shareholders of New Mount Logan, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the Business Combination may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common stock or 180 Degree Capital’s common stock; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of New Mount Logan or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which 180 Degree Capital has filed or will file from time to time with the SEC and Mount Logan has filed or will file from time to time on SEDAR+.

Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and link to the website www.180degreecapital.com and mountlogancapital.ca have been provided as a convenience, and the information contained on such websites are not incorporated by reference into this press release. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.

1. Daily estimated NAVs used for the discount calculation outside of quarter-end dates are determined as prescribed in 180’s Valuation Procedures for Level 3 assets. Non-investment-related assets and liabilities used to determine estimated daily NAV are those reported as of the end of the prior quarter. Estimated NAV as of January 15, 2025, does not include transaction fees and expenses related to the Business Combination incurred during the period between signing and closing.

EXHIBIT B

MOUNT LOGAN CAPITAL INC. PRESS RELEASE

FOR IMMEDIATE RELEASE
Mount Logan Capital Inc. and 180 Degree Capital Corp.
Announce Agreement to Combine in All-Stock, Transformative Transaction Establishing a US Exchange-Listed, Alternative Asset Management and
Insurance Solutions Platform with Over $2.4 Billion in Assets Under Management

180 Degree Capital’s track record of investing in public markets and its deep network of relationships are expected to help fuel expansion of Mount Logan’s bespoke private credit solutions into publicly traded companies

Strong pro forma balance sheet post transaction that will support investment into what the parties believe is a highly actionable pipeline of organic and inorganic growth opportunities across both asset management and insurance solutions businesses

Ted Goldthorpe will be CEO of the combined company, which will operate as Mount Logan Capital Inc.

The combined business is expected to pay quarterly dividends, subject to board approval

Support secured from approximately 23% of Mount Logan and 20% of 180 Degree Capital shareholders through voting agreements with additional indicative support from certain other shareholders

Mount Logan and 180 Degree Capital management will hold a conference call to discuss the transaction with the investment community on Friday, January 17 at 11:00 AM Eastern Time

All amounts are stated in United States dollars, unless otherwise indicated

TORONTO, January 17, 2025 – Mount Logan Capital Inc. (Cboe Canada: MLC) (“Mount Logan” or the “Company”) today announced it has entered into a definitive agreement to combine with 180 Degree Capital Corp. (Nasdaq: TURN) (“180 Degree Capital”) in an all-stock transaction (the “Business Combination”). The surviving entity is expected to be a Delaware corporation operating as Mount Logan Capital Inc. (“New Mount Logan”) listed on Nasdaq under the symbol MLCI. In connection with the Business Combination, Mount Logan shareholders will receive proportionate ownership of New Mount Logan determined by reference to Mount Logan’s $67.4 million transaction equity value at signing, subject to certain pre-closing adjustments, relative to 180 Degree Capital’s Net Asset Value (“NAV”) at closing.

Shareholders holding approximately 23% of the outstanding shares of Mount Logan and approximately 20% of 180 Degree Capital signed voting agreements supporting the Business Combination, and an additional 9% of Mount Logan and 7% of 180 Degree Capital shareholders have provided written non-binding indications of support for the Business Combination.

Management Commentary

Ted Goldthorpe, Chief Executive Officer and Chairman of Mount Logan stated, “We are incredibly excited to embark on the next phase of Mount Logan’s journey with 180 Degree Capital and its team, including Kevin and Daniel. We view the transaction as a significant milestone for both Mount Logan and 180 Degree Capital shareholders, as we believe our team has built a unique platform, which is well positioned to take advantage of the opportunities we see in the alternative asset management and insurance solutions space. Through the combination with 180 Degree Capital, we will have a larger balance sheet that allows us to scale through investment into other organic and inorganic growth opportunities, benefitting all key stakeholders. The combination also creates alignment among all shareholders who will now share in the upside of a larger company, aligned towards two of the fastest growing segments in the financial services space. Coming together in this merger is a logical and exciting next step for both platforms that we believe will drive significant strategic and financial benefits in the immediate and longer-term future. We look forward to seeking to both accelerate our growth initiatives and enhance returns for all shareholders, while remaining focused on delivering strong performance across our investment strategies for the combined benefit of investors and policyholders.”

Kevin Rendino, Chief Executive Officer of 180 Degree Capital said, “We could not be more pleased to share today’s announcement with our shareholders. Our proposed combination with Mount Logan is the next step in the evolution of our business since Daniel and I took over day-to-day management of 180 Degree Capital in 2017. Throughout our discussions with Ted and his team, we instantly realized similarity of thought processes regarding investments, corporate culture, future opportunities for growth, and focus on taking steps to unlock value for our respective shareholders. We are delighted to agree to combine with a premier credit asset manager where our capabilities will be significantly enhanced.”

Daniel Wolfe, President of 180 Degree Capital added, “I share Kevin’s excitement for how we believe the combination of our businesses can take each company, and value creation for shareholders particularly, to the next level. This proposed combination is the culmination of options our Board has diligently evaluated to both maximize near-term value and provide the opportunity for future growth for shareholders of 180 Degree Capital. We couldn’t be more pleased and are excited for the future as a combined entity.”

Details of the Proposed Business Combination

Mount Logan and 180 Degree Capital will combine in an all-stock transaction at an estimated $113.6 million pro forma transaction equity value at closing. Following completion of the transaction, each of Mount Logan and 180 Degree Capital will be wholly owned subsidiaries of New Mount Logan, which is expected to be listed on Nasdaq under the symbol MLCI. Under the terms of the definitive agreement, shareholders of each of Mount Logan and 180 Degree Capital will receive an amount of newly issued shares of common stock of New Mount Logan based on the ratio of Mount Logan’s transaction equity value at signing of $67.4 million, subject to certain pre-closing adjustments, relative to the NAV of 180 Degree Capital at closing. Based on the NAV of 180 Degree Capital as of January 15, 2025, the estimated pro forma post-merger shareholder ownership would be approximately 60% for current Mount Logan shareholders and 40% for current 180 Degree Capital shareholders.

It is anticipated that Mount Logan’s outstanding warrants will remain outstanding upon completion of the Business Combination and will be exercisable to acquire New Mount Logan common stock on economically equivalent terms, and that Mount Logan’s outstanding restricted share units will automatically vest with the holders receiving New Mount Logan common stock for their Mount Logan shares issued upon vesting pursuant to the Business Combination.

The Board of Directors for each of Mount Logan and 180 Degree Capital have unanimously approved the Business Combination. The transaction, which is intended to be treated as a tax-free reorganization for both sets of shareholders, is subject to certain regulatory approvals and approvals by each of Mount Logan’s and 180 Degree Capital’s shareholders, in addition to other customary closing conditions, including a registration statement being declared effective by the United States Securities and Exchange Commission (the “SEC”) relating to the shares of New Mount Logan common stock being issued to the shareholders of Mount Logan and 180 Degree Capital in the merger and the listing of New Mount Logan’s common stock, which is expected to be listed on Nasdaq. The transaction is expected to be completed in mid-2025.

The foregoing description of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the merger agreement, which will be available for review under Mount Logan’s SEDAR+ profile at www.sedarplus.ca. Full details of the Business Combination will be included in a joint proxy statement/prospectus of Mount Logan to be prepared and mailed in connection with a meeting of shareholders of Mount Logan to be called for the purpose of seeking shareholder approval of the Business Combination, and which will be available at www.sedarplus.ca.

Information concerning 180 Degree Capital in this news release has been provided by 180 Degree Capital.

Leadership and Governance

At close, Mount Logan’s CEO, Ted Goldthorpe, is expected to serve as CEO of New Mount Logan. New Mount Logan will have a seven‑member Board of Directors, comprised of Mount Logan’s CEO Ted Goldthorpe, four additional independent directors designated by Mount Logan, one independent director designated by 180 Degree Capital, and one independent director mutually agreed to by Mount Logan and 180 Degree Capital. The Chairman of the Board of Directors of New Mount Logan will be Ted Goldthorpe, currently Chairman of Mount Logan.

Estimated Timing of Closing

The transaction was approved by the boards of directors of each of Mount Logan and 180 Degree Capital by the unanimous vote of their respective directors. Completion of the transaction is subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals and the approval of Mount Logan and 180 Degree Capital shareholders. The transaction is expected to close in mid-2025.

Conference Call and Presentation Information

Representatives from Mount Logan and 180 Degree Capital will hold a conference call to discuss the transaction on January 17, 2025, at 11:00 AM ET. A presentation has also been prepared that discusses the Business Combination and can be found online at https://mountlogancapital.ca/investor-relations and https://ir.180degreecapital.com/ir-calendar.

Canada Dial-in Toll Free: +1-833-950-0062
US Dial-in Toll Free: +1-833-470-1428
Access Code: 693-165

Advisors

Dechert LLP and Wildeboer Dellelce LLP are serving as legal counsel, and Oppenheimer & Co. is serving as financial advisor, to Mount Logan on the Business Combination.

Fenchurch Advisory US, LP is serving as financial advisor and Katten Muchin Rosenman LLP is serving as legal counsel to the special committee of the Board of Directors of 180 Degree Capital. Proskauer Rose LLP and Osler Hoskin & Harcourt LLP are serving as legal counsel to 180 Degree Capital.

About Mount Logan Capital Inc.

Mount Logan Capital Inc. is an alternative asset management and insurance solutions company that is focused on public and private debt securities in the North American market and the reinsurance of annuity products, primarily through its wholly owned subsidiaries Mount Logan Management LLC (“ML Management”) and Ability Insurance Company (“Ability”), respectively. Mount Logan also actively sources, evaluates, underwrites, manages, monitors and primarily invests in loans, debt securities, and other credit-oriented instruments that present attractive risk-adjusted returns and present low risk of principal impairment through the credit cycle.

ML Management was organized in 2020 as a Delaware limited liability company and is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The primary business of ML Management is to provide investment management services to (i) privately offered investment funds exempt from registration under the Investment Company Act of 1940, as amended (the “1940 Act”) advised by ML Management, (ii) a non-diversified closed-end management investment company that has elected to be regulated as a business development company, (iii) Ability, and (iv) non-diversified closed-end management investment companies registered under the 1940 Act that operate as interval funds. ML Management also acts as the collateral manager to collateralized loan obligations backed by debt obligations and similar assets.

Ability is a Nebraska domiciled insurer and reinsurer of long-term care policies acquired by Mount Logan in the fourth quarter of fiscal year 2021.

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what its management believes are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. 180 Degree Capital’s goal is that the result of its constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn.

Detailed information about 180 Degree Capital and its holdings can be found on its website at www.180degreecapital.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements in this press release are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy, the declaration of dividends and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the Business Combination may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common shares or 180 Degree Capital’s common stock; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of New Mount Logan or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. The Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by securities laws. These forward-looking statements are made as of the date of this press release.
This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this release is not, and under no circumstances is it to be construed as, an offer to sell or an offer to purchase any securities in the Company or in any fund or other investment vehicle, or a solicitation of any vote or approval. This press release is not intended for U.S. persons. The Company’s shares are not and will not be registered under the U.S. Securities Act of 1933, as amended, and the Company is not and will not be registered under the U.S. Investment Company Act of 1940 (the “1940 Act”). U.S. persons are not permitted to purchase the Company’s shares absent an applicable exemption from registration under each of these Acts. In addition, the number of investors in the United States, or which are U.S. persons or purchasing for the account or benefit of U.S. persons, will be limited to such number as is required to comply with an available exemption from the registration requirements of the 1940 Act.

Additional Information and Where to Find It

In connection with the Business Combination, 180 Degree Capital intends to file with the Securities and Exchange Commission (“SEC”) and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”). In addition, New Mount Logan plans to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will register the exchange of New Mount Logan shares in the Business Combination and include the Proxy Statement and a prospectus of New Mount Logan (the “Prospectus”). The Proxy Statement and the Registration Statement (including the Prospectus) will each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

Certain Information Concerning the Participants

Mount Logan, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan in favor of the approval of the Business Combination. Information about Mount Logan’s executive officers and directors is available in Mount Logan’s annual information form dated March 14, 2024, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://sedarplus.ca. To the extent holdings by the directors and executive officers of Mount Logan securities reported in Mount Logan’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.ca/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan shareholders in connection with the Business Combination will be contained in the Prospectus included in the Registration Statement when such document becomes available.

180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2023, which was filed with the SEC on February 20, 2024, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination will be contained in the Proxy Statement when such document becomes available.

Contacts
Mount Logan Capital Inc.
365 Bay Street, Suite 800
Toronto, ON M5H 2V1
info@mountlogancapital.ca

Nikita Klassen
Chief Financial Officer
Nikita.Klassen@mountlogancapital.ca

Scott Chan
Investor Relations
Scott.Chan@mountlogan.com

180 Degree Capital Corp
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

EXHIBIT C

JOINT INVESTOR PRESENTATION

MOUNT LOGAN CAPITAL

180° CAPITAL CORP

JANUARY 2025

STRATEGIC COMBINATION

Disclaimer and Caution About Forward-Looking Statements

CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION

To the extent any forward-looking statements in this presentation constitute "future-oriented financial information" or "financial outlook" within the meaning of applicable Canadian securities laws, such information is being provided solely to enable a reader to assess Mount Logan Capital's financial condition and its operational history and experience in the asset management and insurance industries. Future-oriented financial information and financial outlook, as with forward-looking statements generally, are, without limitation, based on the assumptions and subject to the risks set out above. Mount Logan Capital's results of operations and earnings may differ materially from management's current expectations. Such information is presented for illustrative purposes only and may not be an indication of Mount Logan Capital's actual results of operations or earnings. Readers are cautioned that forward-looking information containing future-oriented financial information or financial outlook may not be appropriate for any other purpose, including investment decisions. No representation or warranty of any kind is or can be made with respect to the accuracy or completeness of, and no representation or warranty should be inferred from Mount Logan Capital's projections or the assumptions underlying them.

Historical statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by Mount Logan Capital. In particular, historical results of Mount Logan Capital should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast.

All amounts in this presentation are in United States dollars unless otherwise indicated.

THIRD PARTY SOURCES

This presentation contains information obtained by Mount Logan Capital from third parties, including but not limited to market and industry data. Market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data are not guaranteed. Mount Logan Capital believes such information to be accurate but has not independently verified any of the data from third party sources referred to in this presentation or ascertained the underlying assumptions relied upon by such sources. To the extent such information was obtained from third party sources, there is a risk that the assumptions made and conclusions drawn by Mount Logan Capital based on such representations are not accurate. References in this presentation to research reports or to articles and publications should not be construed as depicting the complete findings of the entire referenced report or article.

2

Disclaimer and Caution About Forward-Looking Statements

CERTAIN INFORMATION CONCERING THE PARTICIPANTS

All amounts in this presentation are in United States dollars unless otherwise indicated.

THIRD PARTY SOURCES

This presentation contains information obtained by Mount Logan Capital and 180 Degree Capital from third parties, including but not limited to market and industry data. Market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data are not guaranteed. Mount Logan Capital and 180 Degree Capital believe such information to be accurate but have not independently verified any of the data from third party sources referred to in this presentation or ascertained the underlying assumptions relied upon by such sources. To the extent such information was obtained from third party sources, there is a risk that the assumptions made and conclusions drawn by Mount Logan Capital or 180 Degree Capital, respectively based on such representations are not accurate. References in this presentation to research reports or to articles and publications should not be construed as depicting the complete findings of the entire referenced report or article.

4

MOUNT LOGAN CAPITAL

- Cboe Canada-listed **alternative asset management and insurance solutions platform**
- **$2.4+ billion Assets Under Management ("AUM") alternative asset manager** generating an estimated **$25 million in annual cash fees**[1], with a focus on private credit
- **Wholly owned, regulated insurance solutions business** with $1.1 billion of assets, an experienced team, and 43 state licenses
- **Track record of achieving attractive risk-adjusted returns** for the benefit of investors and policyholders

180° CAPITAL CORP

- Nasdaq-listed registered closed-end fund with strong track record of investing in **microcap public companies with a constructive activist approach**
- **Strong balance sheet** with no debt
- Strong reputation for working with **public companies to solve capital structure problems and execute strategic initiatives to create value**

MOUNT LOGAN CAPITAL

Combined

- ✓ **Expected to be a Nasdaq-listed** operating company with two established business segments, **asset management and insurance solutions**
- ✓ **180 Degree Capital investment expertise and network in the small to mid-cap public markets** further expands Mount Logan's private credit capabilities
- ✓ Strengthened balance sheet enables accelerated investment into **actionable pipeline of M&A opportunities and organic initiatives** to scale the combined business
- ✓ **Compelling business model built on predictable earnings growth** supported by durable Fee- and Spread-Related Earnings ("FRE" and "SRE")
- ✓ **Attractive valuation relative to industry comparables,** which provides substantial upside and value creation opportunities for shareholders of the combined entity
- ✓ Pro forma business **expected to pay quarterly dividends**, subject to board's approval
- ✓ **BC Partners, a $40 billion AUM alternative asset manager, to continue its support of Mount Logan Capital via a Servicing Agreement and as a shareholder**

6

1. As of September 30, 2024.

Transaction Overview

- Mount Logan Capital Inc. ("Mount Logan" or "MLC") and 180 Degree Capital Corp. ("180 Degree Capital" or "TURN") to combine in an all-stock transaction (the "Business Combination")
- Business Combination reflects attractive valuations for each entity at close
  - MLC transaction equity value of approximately $67.4 million[1] at signing. TURN valued at Net Asset Value ("NAV") as of Closing (as defined in the definitive Merger Agreement)[2]
  - Equates to pro forma ownership of approximately ~60% Mount Logan / ~40% 180 Degree Capital[2]
  - Pro forma transaction equity value of approximately $113.6 million[2]
- Unanimously approved by Mount Logan and 180 Degree Capital's Boards of Directors
- Surviving entity is expected to be a Delaware corporation and will be called Mount Logan Capital Inc. ("New Mount Logan" or "New MLC") and to be listed on the Nasdaq, trading under the ticker 'MLCI'
  - Ted Goldthorpe, MLC CEO, expected to remain CEO of the combined company
  - Expectation that TURN management team will join and expand public markets strategy for New MLC
  - MLC to transition to US GAAP reporting (from IFRS), which will simplify financial performance presentation
  - New MLC expected to pay a quarterly dividend, consistent with MLC's 21 consecutive quarters paying a dividend since 2019
- 180 Degree Capital's holdings will continue to be actively managed
  - Expect monetization to occur naturally, consistent with historical portfolio turnover
  - Capital will be re-invested into organic and inorganic growth opportunities
- Voting agreements received from shareholders holding outstanding stock of approximately 23% of Mount Logan and 20% of 180 Degree Capital
  - Additional non-binding letters of support received from shareholders holding 9% and 7% of the outstanding stock of MLC and TURN, respectively
- Closing anticipated in mid-2025, subject to customary closing conditions, including regulatory and shareholder approvals

1. Subject to certain adjustments as detailed in the definitive Merger Agreement.
2. Based on TURN estimated NAV of $46.2 million as of January 15, 2025, which does not include transaction fees and expenses incurred related to the Business Combination. Daily estimated NAVs used for the discount calculation outside of quarter-end dates are determined as prescribed in TURN's Valuation Procedures for Level 3 assets. Non-investment-related assets and liabilities used to determine estimated daily NAV are those reported as of the end of the prior quarter.

7

Mount Logan is a $2.4+ Billion AUM Alternative Asset Manager and Insurance Solutions Platform

Ted Goldthorpe, Matthias Ederer and Henry Wang formed Mount Logan in 2018, growing the business into a $2.4+ billion[1] AUM alternative asset manager and insurance solutions platform with $1.1 billion of total assets[1]

- Two primary business segments: Asset Management, operating under Mount Logan Management, and Insurance Solutions, which operates primarily as Ability Insurance Company, a Nebraska-domiciled insurance company

Mount Logan Capital Business Model

Asset Management			Insurance Solutions			Integrated Platform
Fee-generating Assets Under Management	×	Recurring cash management and performance fees	+ Low volatility, re-insured liabilities	×	Spread earnings between assets and liabilities	= MOUNT LOGAN CAPITAL

Mount Logan AUM Since 2020 ($ billions)

$1.2
$1.9
$2.0
$2.4
$2.4
2020
2021
2022
2023
Sep-24

1. Please see important disclaimers regarding assets under management at the end of this presentation.

8

Mount Logan's Experienced Management Team

Senior management have experience establishing and growing large-scale credit platforms at best-in-class institutions. Mount Logan's management team will continue to operate the business on a go-forward basis

Ted Goldthorpe
CEO & Chairman of the Board

- **Currently Partner in charge of the Global Credit Business at BC Partners (launched credit arm in Feb 2017)**
- Previously President of Apollo Investment Corporation and the Chief Investment Officer of Apollo Investment Management
- Previously at Goldman Sachs for 13 years, most recently running the Bank Loan Distressed Investing Desk

Matthias Ederer
Co-President

- **Partner at BC Partners, joined as part of the creation of BC Partners Credit in 2017**
- Previously a Partner and Founding Member of Wingspan Investment Management
- Spent seven years in Goldman Sachs' Special Situations Group and Bank Loan Distressed Investing Group in New York and London

Henry Wang
Co-President

- **Partner at BC Partners, joined as part of the creation of BC Partners Credit in 2017**
- Previously a Partner at Stonerise Capital Partners where he spent more than five years
- Spent several years at Goldman Sachs in its Special Situations Group and Investment Banking Division

Nikita Klassen
CFO & Corporate Secretary

- **Currently the Chief Financial Officer and Secretary of Mount Logan Capital Inc.**
- Over 14 years of experience in the financial services industry, at Silicon Valley Bank, Galaxy Digital (TSX: GLXY), and American Express (NYSE: AXP)
- Spent six years at Pricewaterhouse Coopers LLP providing audit and consulting services in various roles
- Chartered Professional Accountant (Canada)

9

Mount Logan Leadership's Shared History

Leadership of Mount Logan invested together successfully at Goldman Sachs in the Special Situations Group ("SSG") and Distressed Investing Group. The trio co-founded Mount Logan and BC Partners Credit, which they continue to lead today

U.S High Yield Default Rate
U.S Leveraged Loan Default Rate
10.0%
8.0%
6.0%
4.0%
2.0%
-
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
MOUNT LOGAN
CAPITAL

Liquid Credit — Financials investing at tail end of Asian Crisis and start of tech bust. Focus on **liquid credit** across variety of industries after burst of tech bubble and subsequent wave of defaults

Illiquid Credit — Built out **illiquid credit** and structured equity businesses in SSG: Canada SSG, distress for control, mid cap PE

Liquid Credit — Post GFC focus on **liquid capital** structures (mega LBOs, large bankruptcies & liquidations, stressed & distressed)

Illiquid Credit — Mr. Goldthorpe ran **illiquid credit** businesses for Apollo including the U.S. Opportunistic Credit business which grew substantially

Inception of Mount Logan and BC Partners Credit

Ted Goldthorpe
Goldman Sachs
Apollo
Henry Wang
TW
Goldman Sachs
Vulcan Capital
GS
Goldman Sachs
Stonerise
Matthias Ederer
GS
GS
Goldman Sachs
Wingspan
Mount Logan Capital & BC Partners Credit

10

BC Partners Support via Servicing Agreement

BC Partners, a large, global alternative asset manager, provides administrative services to Mount Logan Capital

1 Mount Logan benefits from BC Partners' scale as a global alternative asset manager, as explained below

› *BC Partners was founded in 1986 and is a global alternative asset manager focused on private equity, private credit, and real estate*

› *BC Partners manages over $40 billion of assets*

› *BC Partners Credit was launched in February 2017 by Mount Logan's senior management*

2 BC Partners' Credit arm and Mount Logan share a senior management team

› *BC Partners Credit management, employees and Mount Logan board members own a significant portion of Mount Logan shares*

3 Mount Logan's infrastructure is supported by BC Partners through a Servicing Support Agreement

› *BC Partners' Servicing Support Agreement provides administrative services to Mount Logan, leveraging BC Partners' infrastructure and scale*

11

Mount Logan Standalone FRE Growth

On a standalone basis, we believe Mount Logan's business is at an inflection point. The company is expected to demonstrate meaningful FRE expansion during 2025E on a standalone basis, attributable to increasing AUM and ongoing cost optimization efforts

$ in millions	FY 2024E[1]	FY 2025E[1,2]
	Standalone Estimates	*Standalone Estimates*
Fee-Related Earnings ("FRE")	$7.5 - $8.0	$12.5 - $14.5

Drivers of Standalone 2025E FRE Improvement

- *$3 - $4 million estimated revenue improvement, attributable to full year benefit of growing AUM*
- *$2 - $3 million estimated decline in asset management expenses reflecting cost improvements actioned during 2024E plus one-time costs roll-off*

The combination of Mount Logan and 180 Degree Capital enables incremental investment into Ability Insurance Company ("Ability") to drive growth as well as ongoing evaluation of strategic opportunities in asset management, supported by access to additional capital, which is not captured above

1. Guidance and estimates provided for illustrative purposes. A reconciliation of non-IFRS and non-GAAP guidance financial measures to corresponding IFRS and GAAP guidance financial measures is not available on a forward-looking basis without unreasonable effort due to the uncertainty and potential variability of expenses that may be incurred in the future and cannot be reasonably determined or predicted at this time. Note that all figures included herein exclude the impacts of the previously announced Runway Growth Capital LLC ("Runway") and 180 Degree Capital transactions. FRE does not include any contribution from the previously announced Runway transaction or additional cash benefit from the management of Portman Ridge Finance Corporation associated with MLC's minority stake in Sierra Crest Investment Management.
2. Estimates are shown on a standalone, pre-merger basis and were calculated pursuant to IFRS rather than U.S. GAAP, in accordance with the manner Mount Logan has historically reported its earnings.

12

Benefits of Owning an Insurance Company

Prudent asset management across diverse investment portfolios drives attractive risk-adjusted returns in support of policyholders while enabling growth across the integrated platform through the reinvestment of spread earnings

MOUNT LOGAN
CAPITAL

Asset Management

MOUNT LOGAN
MANAGEMENT

- Private Credit Origination
- Sponsor, non-sponsor lending
- Asset-based lending
- Specialty finance
- Dislocated public credit
- Collateralized loan obligations
- Structured equity

Target Net Asset Yield

7.5%+[1]

Direct investments into Mount Logan's insurance company, Ability, increases capacity for new business, supporting organic reinsured premium growth

Scale Insurance Through Investment
Increases AUM, Expands Products

Returns generated on invested premiums ensure ample funds to cover future liabilities (e.g., claims) and operating expenses of the insurance company

Insurance Solutions

AbilityIns
ABILITY INSURANCE CO.

- Insurance Liabilities
- Active reinsurance marketplace
- Evaluating new products and partnerships to grow
- Pre-Mount Logan ownership, investment portfolio previously under-allocated to private credit

Est. Fully Operating Expense-Burdened Cost of Liabilities

6.5%[1]

13

1. Target net asset yield and estimated fully operating-expenses burdened cost of liabilities are subject to change as the platform reinsures additional liabilities moving forward, with a targeted SRE margin of 1.0%.

Synergies Between Asset Management and Insurance

Integrated asset management and insurance businesses can create a powerful flywheel effect with the potential to achieve an organic return on equity of up to 20%+ employing regulatorily permissible leverage (Target 8-10x), demonstrating the power of owning an insurance company

1.0% Asset-Liability Spread × **1.0x Equity + 10.0x Leverage** = **17.5% SRE Return on Equity**

Spread Related Earnings

A	HoldCo Equity Capital Injected		$10.0
	(x) Insurance Leverage Target		10.0x
B	Re insured Liabilities		$100.0
	(x) 6.5% Est. Fully Operating Expense-Burdened Cost of Liabilities[1]	x	$(6.5)
A + B	Total Assets		$110.0
	(x) 7.5% Target Net Asset Yield[1]	y	$8.25
C	Spread-Related Earnings (SRE)	y − x	$1.75
A	Equity Capital		$10.0
C ÷ A	SRE Return on Equity ("ROE")		17.5%

+

% of Assets Managed by ML Management × **1.0% Mgmt. Fee**

Fee Related Earnings

A + B	Total Assets	$110.0
	(x) Targeted Assets Managed by MLM	75.0%
	(x) Asset Management Fee	1.0%
D	Fee-Related Earnings (FRE)	$0.825
A	Equity Capital	$10.0
D ÷ A	FRE ROE	8.25%

=

(C + D) ÷ A

~26%

Return on Equity

Prior to corporate overhead and other expense allocations

Illustratively, a $10 million equity investment into Mount Logan's insurance business can result in a direct SRE return on equity of approximately 17.5% ($1.75 million), subject to regulatorily permissible leverage and other constraints, plus the added benefit of an illustrative 8.25% return on equity through the management of the insurance company's assets

1. Target fully operating-expenses burdened cost of liabilities and target net asset yield are subject to change as the platform reinsures going forward, with a targeted SRE margin of 1.0%.

Note: The above is an illustrative example of the general economics of an alternative asset management and insurance solutions platform only and all figures used above are illustrative only. As such, the above is not based off of management projections, estimates, expectations or targets, has not incorporated any specific information relating to the transaction and/or Mount Logan Capital Inc., 180 Degree Capital Corp., or their affiliates and is not, and is not intended to be, a projection of the expected results of Mount Logan Capital Inc. Certain illustrative figures, including asset leverage, estimated fully operating expense-burdened cost of liabilities, target net asset yield, target assets managed by Mount Logan Management, and net return on equity assumptions used herein are based off Mount Logan's historical financial results, as well as a review of publicly available information of industry precedents and peers. Illustrative examples are necessarily speculative and the assumptions and estimates underlying the above illustrative example are inherently uncertain and subject to a wide variety of significant business, economic, competitive, legal and regulatory risks and uncertainties. There can be no assurance that Mount Logan will achieve similar results and the actual results of Mount Logan may vary significantly, including for reasons both within and beyond the control of Mount Logan.

14

Valuation Considerations

Mount Logan valued at an attractive entry multiple relative to larger alternative asset management comparables, before considering the incremental value attributable to the regulated insurance business

- Fee Related Earnings, or FRE, is a metric used to evaluate alternative asset managers' recurring earnings and cash flow generation
  - FRE = Recurring fee-related revenue less fee-related expenses (e.g., G&A allocation, fee-related compensation)
- Large alternative asset management platforms generally trade for a 25x+ multiple of FRE
- **On the basis of FRE, Mount Logan trades for significantly cheaper than comparable peers**
- Spread Related Earnings, or SRE, is a commonly used metric to assess the performance and valuation of asset managers' insurance segments
  - SRE = Net investment income (Net of reinsurance contract costs) less cost of funds and certain expenses
  - Insurance peers generally trade at an average SRE multiple of 7x [1]
- **10x multiple below based on 2025E standalone FRE only. Conservatively ascribes no credit to Mount Logan's non-FRE generating business**
  - Mount Logan achieved $10.7 million of SRE for the twelve-month period ended September 30, 2024

Enterprise Value to 2025E Fee-Related Earnings

MLC Asset Management Business Standalone Enterprise Value / Standalone FY25E FRE vs. U.S. Alternative Asset Management Peers

10x
15x
26x
27x
28x
30x
32x
34x
38x
40x
48x
32x
MLC 2
Carlyle
Blue Owl
Brookfield
TPG
Apollo
KKR
Stepstone
Hamilton Lane
Ares
Blackstone

1. Calculated based on J.P. Morgan's insurance equity research team's coverage universe, whereby the valuation range spans 3x-12x on SRE with a mean and median of ~7x.
2. Based on MLC transaction equity value of $67.4 million plus estimated net debt at 12/31/2024 of $70.5 million, and 2025E FRE of $13.5 million (reflecting the midpoint of $12.5-$14.5 million guidance), which is a non-IFRS measure. For illustrative purposes only. Assumes no credit provided to the non-FRE generating assets of the business for illustrative and comparison purposes.

Source(s): Company data, Goldman Sachs Global Investment Research, J.P. Morgan North American Equity Research, S&P Capital IQ consensus estimates. Note: FRE and SRE are non-IFRS and non-GAAP financial measures.

15

Foundation for Combination Established by Turnaround Executed by 180 Degree Capital's Management team

2016
New strategy announced, including new CEO Kevin Rendino
2017
Withdrew as a business development company and registered as a closed-end investment company and reduced expenses by 50%
Q4 2023
Balance sheet transition from ~70% private / 30% public to 99% public / 1% private complete
Q4 2024
+205% gross total return of new strategy since restructuring of business in 2017 vs. +69% for Russell Microcap Index offset largely by decline of legacy portfolio leading to -34% change in NAV
Kevin Rendino and Daniel Wolfe led the shift of investment strategy from an illiquid private equity/venture capital model to a more liquid, catalyst focused, activist, value strategy focusing on companies with market caps below $500m
Net Asset Value Per share
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
12/31/16
3/31/17
6/30/17
9/30/17
12/31/17
3/31/18
6/30/18
9/30/18
12/31/18
3/31/19
6/30/19
9/30/19
12/31/19
3/31/20
6/30/20
9/30/20
12/31/20
3/31/21
6/30/21
9/30/21
12/31/21
3/31/22
6/30/22
9/30/22
12/31/22
3/31/23
6/30/23
9/30/23
12/31/23
3/31/24
6/30/24
9/30/24
12/31/24
Cash + Public and Public Related Securities
Legacy Private Securities

16

1. All data on this slide is as of December 31, 2024. Gross total return compounded quarterly and includes carried interest from managed accounts.
2. Historical performance is not a guarantee of future returns.

180 Degree Capital Adds its Deep Connectivity Within Micro-Caps to Expand Mount Logan Credit Investment Sourcing

Nearly 100% of 180 Degree Capital's historical investments were proprietarily sourced

98% of investments sourced through proprietary channels
2%
8%
9%
11%
12%
27%
32%
66 investments
Public Market Investors
Bankers
Investment Discussion Groups
Screening
Conferences
Other Proprietary Sources [1]
Sell-side Analysts

Constructive activism and board involvement led to differentiated investment opportunities

The Street Inc

- Led retirement of preferred stock that was an overhang and prevented pursuit of strategic alternatives.
- Led strategic alternative process that resulted in successful monetization of the business in three separate transactions.

TURTLE BEACH

- Participated in retirement of unfavorable preferred stock under very favorable terms that helped remove capital structure overhang.

synchronoss

- Initially involved with recapitalizing the company by introducing lead investor and retiring expensive preferred stock through stock and debt issuance.
- Joined Board in 2023 and successfully initiated and negotiated a refinance of $75 million of preferred stock and debt

17

1. Includes portfolio holding management, newsletter subscriptions, and investor relations contacts

Mount Logan-180 Degree Capital Combination Thesis

We believe Mount Logan provides 180 Degree Capital shareholders the benefit of an established operating vehicle built for the next phase of growth in the sought-after segments of asset management and insurance solutions

- **Entrenched asset management and insurance solutions business** formed in 2018 with a strong, stable management team, which is well positioned to take advantage of the attractive market environment

- **Increased scale and further diversification of 180 Degree Capital's business**, as well as expectation of increased liquidity in New Mount Logan's public equity float, which we expect will unlock significant value for shareholders after transaction close

- **Expansion of Mount Logan's private credit and opportunistic investment sourcing in the public markets** supported by 180 Degree Capital's capabilities and deep network of relationships

- **Strong pro forma balance sheet supports near-term organic investment into the insurance platform**, which is expected to catalyze AUM, FRE and SRE growth, while maintaining focus on minimizing policyholder risk and maximizing investor returns

- **Support from BC Partners,** an asset management firm established in 1986 with more than $40 billion of assets under management, underpins Mount Logan's infrastructure and ability to scale through an existing servicing agreement

18

Endnote Regarding Assets Under Management:

Assets under management primarily consists of the below:

1. The gross assets of Lending Fund II and the collateral balance of 2018-1 CLO as of September 30, 2024 of which Mount Logan Management LLC ("MLM") is the investment advisor and collateral manager, respectively;

2. The gross assets of Logan Ridge Finance Corporation as of September 30, 2024, of which MLM is the investment advisor;

3. The fair market value of investment assets of Ability Insurance Company ("Ability"), excluding reinsurance assets, as of September 30, 2024;

4. The gross assets of Opportunistic Credit Interval Fund as of September 30, 2024, of which MLM is the investment advisor;

5. The gross assets of Alternative Credit Income Fund ("AltCIF") of which Sierra Crest Investment Management LLC ("Sierra Crest") is the investment advisor. MLM and Mount Logan Capital Inc. ("MLC") do not provide any investment advisory services to AltCIF; however, the net economic benefit of the advisory contract is conveyed to MLC via: (i) an 8.0% secured promissory note and (ii) a services agreement;

6. 24.99% of the gross assets of Portman Ridge Finance Corporation ("Portman"), which is managed by Sierra Crest. MLC and MLM do not provide any investment advisory services to Portman Ridge; and

7. The fair value of the investment assets of the sleeve of First Trust Private Credit Fund, as of September 30, 2024, of which such sleeve MLM is sub-advisor.

For the avoidance of doubt, the AUM measure can include assets for which MLM does not have investment discretion, including assets sub-advised by investment managers not affiliated with MLM or certain assets for which MLM may earn only servicing fees, rather than management or advisory fees. Our definition of AUM is not based on any definition of assets under management contained in our governing documents or in any fund management agreements. We consider multiple factors for determining what should be included in our definition of AUM. Multiple factors are considered on whether to include in AUM which include but are not limited to: (1) the ability to influence the investment decisions for existing and available assets; (2) the ability to generate income from the underlying assets in our funds; and (3) the AUM measures that are used internally or which MLC believes are used by other investment managers. Given the differences in the investment strategies and structures among other alternative investment managers, this calculation of AUM may differ from the calculations employed by other investment managers and, as a result, this measure may not be directly comparable to similar measures presented by other investment managers.

19

EXHIBIT D

MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER

among

MOUNT LOGAN CAPITAL INC.,

180 DEGREE CAPITAL CORP.,

YUKON NEW PARENT, INC.,

POLAR MERGER SUB, INC.,

and

MOOSE MERGER SUB, LLC

Dated as of January 16, 2025

-i-

(continued)
Page

3.15	Litigation	25
3.16	Employee Benefits Plans	26
3.17	Labor	28
3.18	Certain Contracts	29
3.19	Affiliate Arrangements	31
3.20	Insurance Coverage	31
3.21	Intellectual Property	32
3.22	Data Privacy	34
3.23	Environmental Matters	35
3.24	Real Property	35
3.25	Investment Assets	36
3.26	Appraisal Rights	36
3.27	Valuation	36
3.28	Opinion of Financial Advisor.	36
3.29	Investment Advisor Matters	37
ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF MLC	38
4.1	Corporate Organization	38
4.2	Capitalization	39
4.3	Subsidiaries	39
4.4	Authority; No Violation	39
4.5	Governmental Consents	41
4.6	Reports	41
4.7	MLC Financial Statements	42
4.8	Broker’s Fees	44
4.9	Absence of Changes or Events	44
4.10	Compliance with Applicable Law; Permits	45
4.11	State Takeover Laws	46
4.12	MLC Information	46
4.13	Taxes and Tax Returns	47
4.14	Litigation	48
4.15	Employee Benefits Plans	48
4.16	Labor	50
4.17	Certain Contracts	52
4.18	Affiliate Arrangements	54
4.19	Insurance Coverage	54
4.20	Intellectual Property	54
4.21	Data Privacy	57
4.22	Environmental Matters	58
4.23	Real Property	58

-ii-

(continued)
Page

4.24	Investment Assets	58
4.25	Appraisal Rights	59
4.26	Investment Advisor Matters	59
4.27	MLM Funds	61
4.28	No “Collateral Benefit”	62
4.29	Insurance Business.	62
ARTICLE V	CONDUCT OF BUSINESS OF TURN	63
5.1	Conduct of Businesses Prior to the Effective Time	63
5.2	TURN Forbearances	63
5.3	Acknowledgement	66
ARTICLE VI	CONDUCT OF BUSINESS OF MLC	67
6.1	Conduct of Businesses Prior to the Effective Time	67
6.2	MLC Forbearances	67
6.3	Acknowledgement	69
ARTICLE VII	ADDITIONAL AGREEMENTS	70
7.1	Access to Information	70
7.2	Reasonable Best Efforts	70
7.3	Regulatory Matters	71
7.4	Shareholder Approvals; Court and Arrangement Matters	74
7.5	New Parent Nasdaq Listing	76
7.6	Indemnification; Directors’ and Officers’ Insurance	76
7.7	Publicity	77
7.8	No Solicitation	78
7.9	MLC Takeover Proposals	79
7.10	TURN Takeover Proposals	81
7.11	Takeover Statutes	84
7.12	Equityholder Litigation	84
7.13	Section 16 Matters	84
7.14	No Other Representations or Warranties	84
7.15	Deregistration; Delisting	84
7.16	Board of Directors of New Parent	85
7.17	Tax Matters	85
7.18	Disclosed Canadian Personal Information	86
7.19	Confidentiality	86
ARTICLE VIII	CONDITIONS PRECEDENT	87
8.1	Conditions to Each Party’s Closing Obligations	87
8.2	Conditions to MLC’s Closing Obligations	88
8.3	Conditions to TURN’s Obligations	89
ARTICLE VIII	TERMINATION	90

-iii-

(continued)
Page

9.1	Termination	90
9.2	Expense Reimbursement	93
9.3	Effect of Termination	94
9.4	Fees and Expenses	95
ARTICLE X	CERTAIN DEFINITIONS	95
10.1	Certain Defined Terms	95
10.2	Table of Defined Terms	112
ARTICLE XI	GENERAL PROVISIONS	114
11.1	Non-survival of Representations, Warranties, Covenants and Agreements	114
11.2	Amendments	115
11.3	Extension; Waiver	115
11.4	Notices	115
11.5	Interpretation; Construction	117
11.6	Severability	117
11.7	Counterparts	118
11.8	Entire Agreement	118
11.9	Governing Law; Jurisdiction; WAIVER OF JURY TRIAL	118
11.10	Assignment; Third-Party Beneficiaries	119
11.11	Remedies Cumulative	119
11.12	Specific Performance	119
11.13	Disclosure Letter	120
11.14	Non-Recourse	120

EXHIBITS AND ANNEXES
ANNEX A        TURN NAV Multiplier Adjustment Mechanism
EXHIBIT A-1        Registration Statement Tax Opinion to TURN
EXHIBIT A-2        Registration Statement Tax Opinion to MLC
EXHIBIT B        New Parent, MLC and TURN Directors and Officers
EXHIBIT C        Plan of Arrangement
EXHIBIT D        MLC Resolutions

-iv-

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER, dated as of January 16, 2025 (this “Agreement”), is made by and among Mount Logan Capital Inc., a corporation organized under the Laws of the Province of Ontario, Canada (“MLC”), 180 Degree Capital Corp., a corporation organized under the Laws of the State of New York (“TURN”), Yukon New Parent, Inc., a corporation organized under the Laws of the State of Delaware and a wholly-owned subsidiary of TURN (“New Parent”), Polar Merger Sub, Inc., a corporation organized under the Laws of the State of New York and a wholly-owned subsidiary of New Parent (“TURN Merger Sub”), and Moose Merger Sub, LLC, a limited liability company formed under the Laws of the State of Delaware and a wholly-owned subsidiary of New Parent (“MLC Merger Sub”, and collectively with MLC, TURN, New Parent and TURN Merger Sub, the “Parties” and each a “Party”).
RECITALS
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, TURN Merger Sub shall be merged with and into TURN (the “TURN Merger”), with TURN as the surviving company in the TURN Merger;
WHEREAS, simultaneously with the TURN Merger, upon the terms and subject to the conditions set forth in this Agreement, MLC Merger Sub shall be merged with and into MLC (the “MLC Merger” and, together with the TURN Merger, the “Mergers”), with MLC as the surviving company in the MLC Merger;
WHEREAS, it is intended for Canadian federal income tax purposes, the MLC Merger qualifies as a tax-deferred “foreign merger” as defined in subsection 87(8.1) of the Income Tax Act (Canada) (the “Tax Act”) and, for greater certainty, under relevant corporate law does not involve the distribution of property to one corporation on the winding-up of another corporation;
WHEREAS, immediately prior to the Mergers, the MLC Domestication shall occur, pursuant to which MLC will domesticate from the Province of Ontario, Canada to the State of Delaware;
WHEREAS, the board of directors of TURN established a special committee consisting of Independent Directors of TURN for the purpose of, among other things, evaluating and negotiating the Transactions, which special committee has unanimously (a) determined that this Agreement and the terms of the Transactions (including the TURN Merger and the issuance to the shareholders of TURN of shares of New Parent Common Stock pursuant to the terms of this Agreement) are advisable and in the best interests of TURN and the shareholders of TURN, (b) recommended that the board of directors of TURN (i) determine that this Agreement and the terms of the Transactions are advisable and in the best interests of TURN and the shareholders of TURN and (ii) authorize, adopt and approve this Agreement and the Transactions (including the TURN Merger) and (c) recommended that, subject to the adoption and approval of this Agreement and the Transactions by the board of directors of TURN, the board of directors of

TURN resolve to (i) submit this Agreement to the shareholders of TURN entitled to vote thereon for adoption thereby and (ii) recommend that such shareholders of TURN adopt this Agreement and authorize and approve the TURN Matters upon the terms and subject to the conditions set forth in this Agreement (as may be amended, restated or modified in accordance with its terms from time to time);
WHEREAS, the board of directors of TURN, including all of the Independent Directors of TURN, has unanimously (a) determined that this Agreement and the terms of the Transactions (including the TURN Merger and the issuance to the shareholders of TURN of shares of New Parent Common Stock pursuant to the terms of this Agreement) are advisable and in the best interests of TURN and the shareholders of TURN, (b) authorized, adopted and approved this Agreement and the Transactions (including the TURN Merger) and (c) directed that this Agreement be submitted to the shareholders of TURN entitled to vote thereon for adoption thereby and resolved to recommend that such shareholders of TURN adopt this Agreement and authorize and approve the TURN Matters upon the terms and subject to the conditions set forth in this Agreement (as may be amended, restated or modified in accordance with its terms from time to time);
WHEREAS, the board of directors of MLC has unanimously (a) determined that this Agreement and the terms of the Transactions (including the MLC Domestication, the MLC Merger and the issuance to the shareholders of MLC shares of New Parent Common Stock pursuant to the terms of this Agreement) are advisable and in the best interests of MLC and the shareholders of MLC, (b) authorized, adopted and approved this Agreement and the Transactions (including the MLC Domestication and the MLC Merger), and (c) directed that this Agreement be submitted to the shareholders of MLC entitled to vote thereon for adoption thereby and resolved to recommend that such shareholders of MLC adopt this Agreement and authorize and approve the MLC Matters upon the terms and subject to the conditions set forth in this Agreement (as may be amended, restated or modified in accordance with its terms from time to time);
WHEREAS, each of (a) the board of directors of New Parent and (b) TURN, acting in TURN’s capacity as the sole shareholder of New Parent, has approved this Agreement and the Transactions (including the Mergers);
WHEREAS, each of (a) the board of directors of TURN Merger Sub and (b) New Parent, acting in New Parent’s capacity as the sole shareholder of TURN Merger Sub and the sole member of MLC Merger Sub, has approved this Agreement and the Transactions (including the Mergers, as applicable);
WHEREAS, the Parties intend for the Mergers, taken together, to qualify as an exchange described in Section 351 of the Code;
WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to MLC’s willingness to enter into this Agreement, the TURN Key Shareholders (solely in their capacities as shareholders of TURN) are executing and delivering

Voting and Support Agreements pursuant to which each TURN Key Shareholder has, among other things, subject to the terms and conditions set forth therein, agreed to vote the shares of TURN held by such TURN Key Shareholder (i) in favor of all TURN Matters and (ii) against any (A) action or agreement that would reasonably be expected to result in the failure of any of the conditions to Closing set forth in Article VIII to be satisfied or (B) alternative proposal to the Transactions;
WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to TURN’s willingness to enter into this Agreement, the MLC Key Shareholders (solely in their capacities as shareholders of MLC) are executing and delivering Voting and Support Agreements pursuant to which each MLC Key Shareholder has, among other things, subject to the terms and conditions set forth therein, agreed to vote the shares of MLC held by such MLC Key Shareholder (i) in favor of all MLC Matters and (ii) against any (A) action or agreement that would reasonably be expected to result in the failure of any of the conditions to Closing set forth in Article VIII to be satisfied or (B) alternative proposal to the Transactions; and
WHEREAS, the Parties desire to make certain representations, warranties, covenants and other agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained in this Agreement, the Parties, intending to be legally bound, agree as follows:
ARTICLE I

THE MERGERS
1.1    The Mergers. Subject to the terms and conditions of this Agreement, (a) in accordance with the New York Business Corporation Law (the “NYBCL”), at the Effective Time, TURN Merger Sub shall merge with and into TURN, the separate corporate existence of TURN Merger Sub shall cease, and TURN shall be the surviving company in the TURN Merger and shall continue its existence as a corporation under the Laws of the State of New York and (b) in accordance with the Delaware Limited Liability Company Act (the “Act”), at the Effective Time, MLC Merger Sub shall merge with and into MLC, the separate existence of MLC Merger Sub shall cease, and MLC shall be the surviving company in the MLC Merger and shall continue its existence as a limited liability company under the Laws of the State of Delaware.
1.2    Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place at 10:00 a.m., Eastern Time, at the offices of Dechert LLP, Three Bryant Park, 1095 Avenue of the Americas, New York, NY 10036, on the date that is three (3) Business Days after the satisfaction or waiver of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless otherwise agreed in writing by the Parties (the “Closing Date”).
1.3    Effective Time. The TURN Merger shall become effective as set forth in the certificate of merger that shall be filed by TURN Merger Sub and TURN with the New York Department of State (the “TURN Certificate of Merger”). The MLC Merger shall become effective as set forth in the certificate of merger that shall be filed by MLC Merger Sub and MLC with the Secretary of State of the State of Delaware (together with the TURN Certificate of Merger, the “Certificates of Merger” and each, a “Certificate of Merger”). The term “Effective Time” shall be the date and time when the Mergers become effective as set forth in the Certificates of Merger, which Mergers the Parties acknowledge and agree shall occur simultaneously and immediately following the MLC Domestication.
1.4    Effects of the Mergers. At and after the Effective Time, the TURN Merger shall have the effects set forth in the NYBCL and the MLC Merger shall have the effects set forth in the Act.
1.5    Conversion of Capital Stock. At the Effective Time, without any action on the part of TURN, MLC, New Parent, TURN Merger Sub, MLC Merger Sub or any other Person:
(a)    By virtue of the TURN Merger, each share of common stock, par value $.001 per share, of TURN Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $.001 per share, of TURN as the surviving corporation of the TURN Merger.
(b)    Each share of New Parent Common Stock issued and outstanding immediately prior to the Effective Time shall be redeemed by New Parent and such shares shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.
(c)    By virtue of the TURN Merger, subject to Section 2.7(a), each share of common stock, par value $0.03 per share, of TURN (the “TURN Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) shall be converted, in accordance with the procedures set forth in Article II, into the right to receive a number of shares of New Parent Common Stock equal to the TURN Exchange Ratio (the “TURN Merger Consideration”), subject to the treatment of fractional shares pursuant to Section 2.2.
(d)    By virtue of the MLC Merger, each unit representing a membership interest in MLC Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued and fully paid unit representing a membership interest of MLC as the surviving limited liability company in the MLC Merger.
(e)    By virtue of the MLC Merger, subject to Section 2.7(a), each MLC Common Share issued and outstanding immediately prior to the Effective Time but, for the avoidance of doubt, after giving effect to the MLC Domestication (other than any Excluded

Shares) shall be converted, in accordance with the procedures set forth in Article II, into the right to receive a number of shares of New Parent Common Stock equal to the MLC Exchange Ratio (the “MLC Merger Consideration” and together with the TURN Merger Consideration, the “Merger Consideration”), subject to the treatment of fractional shares pursuant to Section 2.2.
(f)    By virtue of the applicable Merger, (i) all of the shares of TURN Common Stock and all MLC Common Shares (in each case, other than Excluded Shares) converted into the right to receive the applicable Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each such share of TURN Common Stock and each MLC Common Share shall thereafter represent only the right to receive the applicable Merger Consideration, and (ii) all of the Excluded Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, without any payment or consideration therefor.
1.6    Charter and Bylaws. The charter of TURN Merger Sub and the bylaws of TURN Merger Sub, in each case as in effect immediately prior to the Effective Time (which forms shall be mutually agreed to in writing by TURN and MLC prior thereto), shall be the charter and the bylaws of TURN as of the Effective Time, until thereafter amended in accordance with applicable Law and the respective terms of such charter and bylaws, as applicable. The certificate of formation and limited liability company agreement of MLC Merger Sub as in effect immediately prior to the Effective Time (which forms shall be mutually agreed to in writing by TURN and MLC prior thereto), shall be the certificate of formation and limited liability company agreement of MLC as of the Effective Time, until thereafter amended in accordance with applicable Law and the respective terms of such certificate of formation and limited liability company agreement. At the Effective Time, the charter and bylaws of New Parent shall be in a form mutually agreed to in writing by TURN and MLC.
1.7    Directors and Officers. Prior to the Effective Time, the Parties shall ensure that the officers of New Parent, and the directors (or managers, as applicable) and officers of TURN and MLC, as of immediately following the Effective Time, shall be as determined by MLC and each such director and officer shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.
1.8    Other Securities. The Parties acknowledge and agree that MLC will cause to be accelerated in accordance with their terms all restricted share units issued pursuant to the Performance and Restricted Share Unit Plan of MLC, effective on May 30, 2019, as re-approved by the MLC shareholders on June 23, 2022 and as amended by the board of directors of MLC on May 7, 2024 and ratified by the MLC shareholders on June 7, 2024 (the “Restricted Unit Plan”). In addition, TURN agrees to cause New Parent to execute and deliver, at or prior to the Effective Time, one or more supplemental indentures to the Indentures in a form reasonably acceptable to each of MLC and TURN, in each case, to evidence and effectuate the due assumption by New Parent of the obligation to issue New Parent Common Stock upon the exercise of the Warrants in accordance with their terms.

ARTICLE II

MERGER CONSIDERATION
2.1    Delivery of Evidence of New Parent Common Stock. At the Effective Time, New Parent shall deposit with its transfer agent evidence of book-entry shares representing New Parent Common Stock issuable as Merger Consideration pursuant to Section 1.5(c) and Section 1.5(e).
2.2    No Fractional Shares. No fractional shares of New Parent Common Stock shall be issued upon the conversion of TURN Common Stock or MLC Common Shares pursuant to Section 1.5(c) or Section 1.5(e). As to any fraction of a share to which any holder of shares of TURN Common Stock or MLC Common Shares exchanged pursuant to the Mergers would be entitled (after aggregating all fractional shares of New Parent Common Stock to which such holder would be entitled in respect of such exchanged TURN Common Stock or MLC Common Shares, as applicable), such fraction shall be rounded down to the nearest whole number.
2.3    Paying and Exchange Agent. Prior to the Effective Time, New Parent shall appoint a transfer agent or other bank or trust company selected by MLC, in consultation with TURN, to act as exchange agent (the “Paying and Exchange Agent”) hereunder, pursuant to an agreement in a form reasonably acceptable to each of TURN and MLC. New Parent shall deposit or shall cause to be deposited with the Paying and Exchange Agent, for the benefit of holders of TURN Common Stock and MLC Common Shares entitled to receive New Parent Common Stock hereunder, (a) at or prior to the Effective Time, the aggregate number of shares of New Parent Common Stock to be issued hereunder, and (b) from time to time after the Effective Time, any dividends or other distributions to which such holders may be entitled pursuant to Section 2.11 with a record date at or after the Effective Time and prior to the surrender of the underlying shares of TURN Common Stock or MLC Common Shares, as applicable (any deposits described by clause (a) or (b), together, the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for by this Agreement.
2.4    Delivery of Merger Consideration.
(a)    As promptly as practicable once the Effective Time is determined, and in any event no later than the second Business Day after the Closing Date, (i) if MLC determines, with respect to the MLC Merger, that a Letter of Transmittal (as defined below) is necessary, advisable or appropriate, or (ii) if TURN determines, with respect to the TURN Merger, that a Letter of Transmittal is necessary, advisable or appropriate, the Parties shall, in each case, cause the Paying and Exchange Agent to mail to each holder of record of MLC Common Shares and/or shares of TURN Common Stock, as applicable, a letter of transmittal in customary form and containing such provisions as may be reasonably acceptable to MLC and TURN, which without limiting the foregoing shall specify that delivery shall be effected, and risk of loss and title to such MLC Common Shares or shares of TURN Common Stock, shall pass only upon proper delivery of the certificates, if any, for such MLC Common Shares or shares of TURN Common

Stock to the Paying and Exchange Agent, and which shall include instructions for the return of such certificates, if any, to the Paying and Exchange Agent (such letter of transmittal, the “Letter of Transmittal”).
(b)    Each holder of record of shares of TURN Common Stock that are converted into the right to receive the TURN Merger Consideration pursuant to Section 1.5(c) shall, subject to delivery of a Letter of Transmittal if required, duly completed and validly executed in accordance with the instructions thereto, if applicable, promptly after the Effective Time, be entitled to receive the TURN Merger Consideration.
(c)    Each holder of record of MLC Common Shares that are converted into the right to receive the MLC Merger Consideration pursuant to Section 1.5(e) shall, subject to delivery of a Letter of Transmittal if required, duly completed and validly executed in accordance with the instructions thereto, if applicable, promptly after the Effective Time, be entitled to receive the MLC Merger Consideration.
2.5    No Further Ownership Rights. All Merger Consideration paid in accordance with the terms of Article I and this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of TURN Common Stock and the MLC Common Shares in respect of which such Merger Consideration was paid.
2.6    Net Asset Value Calculation.
(a)    MLC shall deliver to TURN on the Determination Date (as defined below) a calculation of the Closing MLC Net Asset Value as of a date mutually agreed between MLC and TURN, such date to be no earlier than two (2) Business Days prior to the Closing Date (such agreed date, the “Determination Date”), calculated in good faith as of such date, approved by the board of directors of MLC and certified by the Chief Financial Officer or other senior executive officer of MLC, together with reasonable documentation to support such estimate (the “MLC NAV Statement”); provided that an updated MLC NAV Statement shall be delivered to TURN in the event that the Closing is subsequently delayed such that that the Determination Date is earlier than two (2) Business Days prior to the Closing Date or there is a material change to the Closing MLC Net Asset Value prior to the Closing. MLC shall reasonably and in good faith consider any reasonable comments provided by TURN in good faith to the calculation of the Closing MLC Net Asset Value, and prior to the Closing shall deliver to TURN a certificate reflecting the updated Closing MLC Net Asset Value incorporating any such comments, as well as the number of MLC Common Shares that will be issued and outstanding as of immediately prior to the Effective Time, certified by the Chief Financial Officer or other senior executive officer of MLC.
(b)    TURN shall deliver to MLC on the Determination Date a calculation of the Closing TURN Net Asset Value as of the Determination Date, calculated in good faith as of such date, approved by the board of directors of TURN and certified by the Chief Financial Officer or other senior executive officer of TURN, together with reasonable documentation to support such estimate (the “TURN NAV Statement”); provided that an updated TURN NAV

Statement shall be delivered to MLC in the event that the Closing is subsequently delayed such that that the Determination Date is earlier than two (2) Business Days prior to the Closing Date or there is a material change to the Closing TURN Net Asset Value prior to the Closing. TURN shall reasonably and in good faith consider any reasonable comments provided by MLC in good faith to the calculation of the Closing TURN Net Asset Value, and prior to the Closing shall deliver to MLC a certificate reflecting the updated Closing TURN Net Asset Value incorporating any such comments, as well as the number of shares of TURN Common Stock that will be issued and outstanding as of immediately prior to the Effective Time, certified by the Chief Financial Officer or other senior executive officer of TURN.
(c)    TURN and MLC each agree to provide to the other Party and its respective Representatives, upon reasonable request, reasonable access to the individuals who have prepared each calculation provided pursuant to this Section 2.6 and to the information, books, records, work papers and back-up materials used or useful in preparing each such calculation, including any reports prepared by valuation agents in their possession, in order to assist such Party with its review of such calculation.
2.7    Certain Adjustments.
(a)    The TURN Exchange Ratio and the MLC Exchange Ratio shall each be equitably adjusted (to the extent not already taken into account in determining the Closing TURN Net Asset Value and/or Closing MLC Net Asset Value, as applicable) if, from the Determination Date to the Effective Time, the number of outstanding shares of TURN Common Stock or MLC Common Shares shall have been increased or decreased or changed into or exchanged for a different number or kind of shares or securities as a result of any reclassification, merger, recapitalization, stock split, reverse stock split, split-up, combination or exchange of shares or similar transaction, or if a stock dividend or dividend payable in any other securities shall have been authorized and declared with a record date within such period; provided, that for the avoidance of doubt, no such dividend resulting from Section 2.7(b) or the procedures set forth on Annex A shall result in any such adjustment pursuant to this Section 2.7(a). Nothing in this Section 2.7(a) shall be construed to permit any Party hereto to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.
(b)    The Parties acknowledge and agree that, to the extent that the TURN NAV Multiplier would reasonably be expected to be greater than 50%, the Parties shall reasonably cooperate to implement the procedures set forth on Annex A attached hereto, which the Parties acknowledge and agree shall be implemented before the Effective Time.
2.8    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former shareholders of MLC or TURN, as applicable, as of the first anniversary of the Effective Time may be paid to New Parent, upon New Parent’s written demand to the Paying and Exchange Agent. In such event, any former shareholders of MLC or TURN who have not theretofore complied with any applicable requirements to receive (or have otherwise not received) the Merger Consideration and any amounts to which such shareholder is entitled to receive pursuant to Section 2.2 or Section 2.11 shall thereafter look only to New

Parent with respect thereto. Notwithstanding the foregoing, none of TURN, MLC, New Parent, TURN Merger Sub, MLC Merger Sub, the Paying and Exchange Agent or any other Person shall be liable to any former holder of MLC Common Shares or shares of TURN Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws from or after the first anniversary of the Effective Time.
2.9    Withholding Rights. New Parent, MLC, TURN and the Paying and Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement (including the issuance of New Parent Common Stock to holders of shares of TURN Common Stock or MLC Common Shares) such amounts as it determines in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law; provided, that, other than with respect to any withholding required in connection with amounts properly treated as compensation for applicable Tax purposes, New Parent, MLC, TURN or the Paying and Exchange Agent, as applicable, shall reasonably cooperate to reduce or eliminate any such requirement to deduct or withhold to the extent permitted by Law and shall use commercially reasonable efforts to provide written notice to the applicable party prior to any such withholding of the amounts it intends to deduct or withhold and the basis upon which such amounts are intended to be deducted or withheld and allow such party the reasonable opportunity to establish that such withholding is not required. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient. Without limiting the foregoing, New Parent may give effect to withholding hereunder by withholding any consideration issued in the form of New Parent Common Stock or other consideration issued in kind, and then selling such portion of New Parent Common Stock or other consideration issued in kind as it may determine and using the proceeds thereof to satisfy applicable withholding obligations and remitting such proceeds to applicable Governmental Entities.
2.10    No Further Transfers. From and after the Effective Time, there shall be no further transfers on the stock transfer books of TURN or MLC of the shares of TURN Common Stock or MLC Common Shares, respectively, that were outstanding immediately prior to the Effective Time.
2.11    Post-Effective Time Distributions. All shares of New Parent Common Stock to be issued pursuant to the Mergers shall be deemed issued and outstanding as of the Effective Time. In furtherance of the foregoing, if any dividend or distribution having a record date at or following the Effective Time is declared by New Parent in respect of the New Parent Common Stock, such declaration shall apply to all shares of New Parent Common Stock issuable or issued pursuant to this Agreement that remain outstanding as of the payment date of such dividend or distribution.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TURN
Except with respect to matters that have been Previously Disclosed, TURN hereby represents and warrants to MLC that:
3.1    Corporate Organization.
(a)    Each of TURN, New Parent and TURN Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of its incorporation. MLC Merger Sub is a limited liability company duly formed, validly existing and in good standing under the laws of the State of formation. Each of TURN, New Parent, TURN Merger Sub and MLC Merger Sub has the requisite corporate or limited liability company, as applicable, power and authority to own, lease, license or operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation or foreign limited liability company, as applicable, in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, licensed or operated by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN.
(b)    True, complete and correct copies of the charter of TURN, as amended (the “TURN Charter”), and the Amended and Restated Bylaws of TURN (the “TURN Bylaws”), each as in effect as of the date of this Agreement, have previously been publicly filed by TURN.
(c)    Each Subsidiary of TURN (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN.
3.2    No Other Business. New Parent is a wholly owned Subsidiary of TURN, and each of TURN Merger Sub and MLC Merger Sub are wholly owned Subsidiaries of New Parent. Each of New Parent, TURN Merger Sub and MLC Merger Sub are newly formed entities formed solely for the purpose of consummating the Transactions and have engaged in no business activity other than matters incidental to their formation and as expressly contemplated by this Agreement. Except for obligations or liabilities incurred in connection with the Transactions and expressly described herein, none of New Parent, TURN Merger Sub and MLC Merger Sub has incurred, directly or indirectly, any obligations or liabilities.

3.3    Capitalization. The authorized capital stock of TURN consists of 15,000,000 shares of TURN Common Stock, of which 10,000,141 were outstanding as of the close of business on January 15, 2025 (the “TURN Capitalization Date”) and 2,000,000 shares of TURN Preferred Stock, of which zero were outstanding as of the close of business on the TURN Capitalization Date. All of the issued and outstanding shares of TURN Common Stock have been duly authorized and validly issued and are fully paid, nonassessable (and free of preemptive rights, with no personal liability with respect to TURN attaching to the ownership thereof) and are uncertificated. As of the date of this Agreement, no Indebtedness having the right to vote or convertible into the right to vote on any matters on which shareholders of TURN may vote (“Voting Debt”) is issued or outstanding. As of the close of business on the TURN Capitalization Date, TURN does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character (collectively, “Rights”) calling for the purchase or issuance of, or the payment of any amount based on, any shares of TURN Common Stock, Voting Debt or any other equity securities of TURN or any securities representing the right to purchase or otherwise receive any shares of TURN Common Stock, Voting Debt or other equity securities of TURN. There are no obligations of TURN or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of TURN, Voting Debt or any equity security of TURN or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, Voting Debt or any other equity security of TURN or its Subsidiaries or (ii) pursuant to which TURN or any of its Subsidiaries is or could be required to register shares of TURN’s capital stock or other securities under the Securities Act. All of the TURN Common Stock sold has been sold pursuant to an effective registration statement filed under the Securities Act or an appropriate exemption therefrom and in accordance with the Investment Company Act and, if applicable, state “blue sky” Laws.
3.4    Subsidiaries.
(a)    Section 3.4(a) of the TURN Disclosure Letter contains a list of each Subsidiary of TURN. Except for the TURN Investment Assets (as defined below) and for the equity interests and rights held by TURN and its Subsidiaries in the Persons set forth on Section 3.4(a) of the TURN Disclosure Letter, TURN and its Subsidiaries do not own directly or indirectly any equity interests or rights in any Person.
(b)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of TURN are owned by TURN, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Subsidiary of TURN has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.5    Authority; No Violation.
(a)    Each of TURN, New Parent, TURN Merger Sub and MLC Merger Sub has all requisite corporate or limited liability company, as applicable, power and authority to execute and deliver this Agreement and the other agreements ancillary to this Agreement to which it is or will be a party and to consummate the Transactions. The execution and delivery of this Agreement and the other agreements ancillary to this Agreement to which TURN, New Parent, TURN Merger Sub and MLC Merger Sub is or will be a party and the consummation of the Transactions have been duly and validly approved by the board of directors (or similar governing body in the case of MLC Merger Sub) of TURN, including all of the Independent Directors of TURN, New Parent, TURN Merger Sub and MLC Merger Sub, as applicable. The board of directors of TURN, including all of the Independent Directors of TURN, has unanimously (i) determined that this Agreement and the terms of the Mergers and the related Transactions are advisable and in the best interests of TURN, (ii) approved the TURN Matters, (iii) directed that the TURN Matters be submitted to TURN’s shareholders for approval at a duly held meeting of such shareholders (the “TURN Shareholders Meeting”) and (iv) adopted a resolution to recommend that the shareholders of TURN adopt this Agreement and vote in favor of the TURN Matters, subject to Section 7.10. Except for receipt of the affirmative vote of (x) with respect to the adoption of this Agreement, shares representing two-thirds of the outstanding shares of TURN Common Stock entitled to vote thereon, and (y) with respect to the deregistration of TURN under the Investment Company Act pursuant to Section 7.15, shares representing the majority of the outstanding shares of TURN Common Stock entitled to vote thereon, each at a duly held meeting of such shareholders (the “TURN Requisite Vote”), the Mergers and the other Transactions have been authorized by all necessary corporate action. This Agreement and the other agreements ancillary to this agreement have been or will be prior to Closing duly and validly executed and delivered by each of TURN, New Parent, TURN Merger Sub and MLC Merger Sub and (assuming due authorization, execution and delivery by the other parties hereto and thereto) constitutes the valid and binding obligation of such party, enforceable against such party in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).
(b)    Neither the execution and delivery of this Agreement and the other agreements ancillary to this Agreement to which any of TURN, New Parent, TURN Merger Sub and MLC Merger Sub is or will be a party to, nor the consummation by such party of the Transactions, nor performance of this Agreement and the other agreements ancillary to this Agreement which such party is or will be a party, will (i) violate any provision of the TURN Charter or the TURN Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 3.5(a) and Section 3.6 are duly obtained and/or made, (A) violate any Law or Order applicable to such Party or any of its Subsidiaries, (B) violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or violate any of the terms, conditions or provisions of any Permit, Contract or other obligation to which such Party or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound, or (C) result in the creation of any Lien upon any of the properties or assets of such Party or any of its Subsidiaries, except, with respect to clauses (ii)(B) and (ii)(C), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, failure to obtain consent, approval or authorization, failure to give notice or file, or creation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN.
3.6    Governmental Consents. No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by any of TURN, New Parent, TURN Merger Sub or MLC Merger Sub of the Mergers and the other Transactions, except for (i) the filing with the SEC of a joint proxy statement/prospectus in definitive form relating to the TURN Shareholders Meeting and the MLC Shareholders Meeting to be held in connection with this Agreement and the Transactions (the “Joint Proxy Statement/Prospectus”) and of a registration statement on Form S-4 or such other appropriate SEC form (the “Registration Statement”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (ii) the filing of the Certificates of Merger with and the acceptance for record of the Certificates of Merger by the required Governmental Entities, (iii) such filings and approvals, if any, as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of New Parent Common Stock pursuant to this Agreement, (iv) approval of listing of such New Parent Common Stock on the Nasdaq and (v) any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TURN.
3.7    Reports.
(a)    TURN has timely filed or furnished in all material respects all forms, statements, certifications, reports and documents that it was required to file or furnish since January 1, 2022 (the “Applicable Date”) with the SEC (such filings since the Applicable Date, including any amendments thereto, the “TURN SEC Reports”). At the time filed or furnished with the SEC, or if supplemented, modified or amended, as of the date of the most recent supplement, modification or amendment, the TURN SEC Reports (i) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, and (ii) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Subsidiaries of TURN is required to make any filing with the SEC.
(b)    Other than those of general application that apply in a similar manner to similarly situated companies or their Subsidiaries, neither TURN nor any of its Subsidiaries is subject to any cease-and-desist or other Order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to the Knowledge of TURN, that, upon consummation of the Mergers, would restrict in any material respect the conduct of the business of New Parent or any of its Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, nor has TURN or any of its Subsidiaries been advised in writing or, to the Knowledge of TURN, orally, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.
(c)    As of the date of this Agreement, to the Knowledge of TURN there are no unresolved comments from the SEC with respect to the TURN SEC Reports or any ongoing SEC examination of TURN.
3.8    TURN Financial Statements.
(a)    The consolidated financial statements, including the related schedules of investments, of TURN and its Subsidiaries included (or incorporated by reference) in the TURN SEC Reports (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in net assets and consolidated financial position of TURN and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount), (ii) have complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iii) have been prepared in all material respects in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. EisnerAmper LLP has not resigned, threatened resignation or been dismissed as TURN’s independent public accountant as a result of or in connection with any disagreements with TURN on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)    Except for (A) liabilities reflected or reserved against on the consolidated statement of assets and liabilities of TURN as of December 31, 2023 (a true, complete and correct copy of which has been provided to MLC) (the “TURN Balance Sheet”), (B) liabilities reflected or reserved against on the consolidated unaudited balance sheet of TURN as of September 30, 2024 included in the unaudited financial statements (the “TURN Interim Balance Sheet”), (C) liabilities incurred in the ordinary course of business since December 31, 2023, (D) liabilities incurred in connection with this Agreement and the Transactions, and (E) liabilities that would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole, neither TURN nor any of its Subsidiaries has any liabilities that would be required to be reflected or reserved against in the TURN Balance Sheet or the TURN Interim Balance Sheet in accordance with GAAP.
(c)    Neither TURN nor any of its Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar contract or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act) where the result of such contract or arrangement is that disclosure of any material transaction involving, or material liabilities of TURN and its Subsidiaries, is not reflected in the TURN SEC Reports.
(d)    Since the Applicable Date, (i) neither TURN nor any of its Subsidiaries nor, to the Knowledge of TURN, any director, officer, auditor, accountant or representative of TURN or any of its Subsidiaries, has received or otherwise obtained any material complaint, allegation, assertion or claim, whether written or, to the Knowledge of TURN, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of TURN or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that TURN or any of its Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rule 30a-3 under the Investment Company Act), and (ii) no attorney representing TURN or any of its Subsidiaries, whether or not employed by TURN or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of duty or similar violation by TURN or any of its directors, officers or agents to the board of directors of TURN or any committee thereof or to any director or officer of TURN.
(e)    To the Knowledge of TURN, since the Applicable Date, EisnerAmper LLP, which has expressed its opinion with respect to the financial statements of TURN and its Subsidiaries included in the TURN SEC Reports (including the related notes), has been (i) “independent” with respect to TURN and its Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.
(f)    The principal executive officer and principal financial officer of TURN have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the statements contained in any such certifications are complete and correct, and TURN is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act.
(g)    TURN has in all material respects:
(i)    designed and maintained a system of disclosure controls and procedures (as defined in Rule 30a-3(c) promulgated under the Investment Company Act) to ensure that all information (both financial and non-financial) required to be disclosed by TURN in the reports that it files or submits to the SEC under the Investment Company Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to TURN’s management as appropriate to allow timely decisions regarding required disclosure and to allow TURN’s principal executive officer and principal financial officer to make the certifications required under the Investment Company Act with respect to such reports;
(ii)    designed and maintained a system of internal controls over financial reporting (as defined in Rule 30a-3(d) promulgated under the Investment Company Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that provide reasonable assurance that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of TURN; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of TURN are being made only in accordance with authorizations of management and directors of TURN; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of TURN’s assets that could have a material adverse effect on the financial statements.
(iii)    (A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the board of directors of TURN, TURN’s Knowledge of (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of TURN’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for any auditors any material weaknesses in internal controls that exist to TURN’s Knowledge; and
(iv)    provided to MLC true, complete and correct copies of any of the foregoing disclosures to its auditors or the audit committee of the board of directors of TURN that have been made in writing from the Applicable Date through the date hereof.
(h)    The fair market value of TURN’s investments as of September 30, 2024 (i) was determined in accordance with Accounting Standards Codification, “Fair Value Measurement”, issued by the Financial Accounting Standards Board and (ii) for TURN’s investments as to which there are not readily available market quotations, reflects a reasonable estimate of the fair value of such investments as determined in good faith, after due inquiry, by the board of directors of TURN or the “valuation designee” (as that term is defined in Rule 2a-5(e)(4) under the Investment Company Act) designated by the board of directors of TURN pursuant to Rule 2a-5(b) under the Investment Company Act.
(i)    To the Knowledge of TURN, there is no fraud or suspected fraud affecting TURN involving management of TURN or employees of TURN who have significant roles in

TURN’s internal control over financial reporting, when such fraud could have a material effect on TURN’s consolidated financial statements.
3.9    Broker’s Fees. Neither TURN, New Parent, TURN Merger Sub and MLC Merger Sub nor any of their respective Subsidiaries nor any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other Transactions, other than to Fenchurch Advisory Partners US LP (the fees and expenses of which will be a TURN Transaction Expense).
3.10    Absence of Changes or Events. Since December 31, 2023 through the date of this Agreement, (i) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN and (ii) there has not been any material action that, if it had been taken after the date hereof, would have required the consent of MLC under Section 5.2.
3.11    Compliance with Applicable Law; Permits.
(a)    TURN and each of its Subsidiaries are in compliance, and have been since the Applicable Date operated in compliance, in all material respects, with all applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act. TURN has not received any written or, to TURN’s Knowledge, oral notification from a Governmental Entity of any non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole (including any notice which would, or would reasonably be expected to, give rise to an affirmative answer to any of the questions in Item 11, Part 1 or Item 9, Part 2A of the Form ADV of TURN). TURN has operated in compliance with all listing standards of Nasdaq since the Applicable Date other than as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole. TURN is not subject to any “stop order” and is, and was, qualified to sell shares of TURN Common Stock in each jurisdiction in which such shares were registered and sold, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN.
(b)    TURN is duly registered with the Commission as a closed-end management investment company under the Investment Company Act.
(c)    The shares of TURN Common Stock have been issued and sold in transactions that are registered under the Securities Act or pursuant to an applicable exemption of the Securities Act.
(d)    TURN is in compliance, and since the Applicable Date, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN.
(e)    TURN has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for TURN, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to TURN’s board of directors and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole.
(f)    TURN has transferred in whole to a third party, and no longer has any rights or Liabilities, Liens, requirements or any other obligations associated with, any entity that is, or is required to be, registered with the SEC as a broker-dealer, and no such rights or Liabilities, Liens, requirements, or any other obligations associated with such broker-dealer entity will be transferred pursuant to this Agreement, all of which inure, following the transfer of such broker-dealer entity’s SEC registration and FINRA membership to such third party, entirely in such third party transferee. All approvals needed to execute the transfer of TURN’s former broker-dealer registration and FINRA membership were duly received by TURN and the third-party transferee. TURN has not received any written or, to TURN’s Knowledge, oral notification from a Governmental Entity of any existing or threatened Proceeding against such broker-dealer entity or relating to the activities of such broker-dealer entity at any time prior to its transfer to the third-party transferee.
(g)    TURN and each of its Subsidiaries holds and is in compliance with all Permits required in order to permit TURN and each of its Subsidiaries to own, lease or license their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN. TURN has not received any written, or to TURN’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which non-compliance or Proceeding would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN.
(h)    The minute books and other similar records of TURN contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the shareholders of TURN, the board of directors of TURN and any committees of the board of directors of TURN.

(i)    Since the Applicable Date, neither TURN, nor any of its Subsidiaries, nor any of their respective directors, officers, or, to the Knowledge of TURN, employees or agents, has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in each case in connection with the business of TURN or its Subsidiaries in violation of any applicable Laws or regulations related to anti-bribery or anti-corruption, including the Foreign Corrupt Practices Act of 1977.
(j)    Neither TURN, nor any of its Subsidiaries, nor any of their respective directors, officers, or, to the Knowledge of TURN, employees or agents, is a Sanctioned Person or is organized or engaged in business in a Sanctioned Country. Since the Applicable Date, neither TURN, nor any of its Subsidiaries, nor any of their respective directors, officers, or, to the Knowledge of TURN, employees or agents, has engaged directly or indirectly, in connection with the business of TURN or its Subsidiaries in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, or otherwise in violation of applicable Sanctions.
(k)    The operations of TURN and each of its Subsidiaries are, and since the Applicable Date, have been, conducted in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”), and the rules and regulations thereunder, the money laundering statutes of all applicable jurisdictions, and the rules and regulations thereunder and any related or similar binding rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action by or before any Governmental Entity involving TURN or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of TURN, threatened.
3.12    State Takeover Laws. No restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law (any such laws, “Takeover Statutes”) are applicable to this Agreement, the Mergers or the other Transactions.
3.13    TURN Information. None of the information supplied or to be supplied by TURN for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to shareholders of TURN or stockholders of MLC or at the time of the TURN Shareholders Meeting or the MLC Shareholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by

TURN, New Parent, TURN Merger Sub or MLC Merger Sub with respect to information supplied by MLC or its Representatives on behalf of MLC for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy/Prospectus.
3.14    Taxes and Tax Returns. Other than with respect to the representations and warranties set forth in Section 3.14(c), except as would not, individually or in the aggregate, be material to TURN and its Subsidiaries, taken as a whole:
(a)    TURN and each of its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by it on or prior to the date of this Agreement (and all such Tax Returns are accurate and complete). All Taxes owed by TURN and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid in full. Neither TURN nor any of its Subsidiaries is currently the subject of any Tax audit, dispute or other Proceeding related to Taxes, no such audit, dispute or other Proceeding related to Taxes has been threatened in writing, and there is no outstanding audit, deficiency, assessment or adjustment with respect to Taxes involving TURN or any of its Subsidiaries. Neither TURN nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among TURN and its Subsidiaries). Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers is also a part), neither TURN nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply. Neither TURN nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by TURN or any of its Subsidiaries. Neither TURN nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Within the past seven years, neither TURN nor any of its Subsidiaries has participated in any transaction that could give rise to a disclosure obligation as a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).
(b)    TURN and its Subsidiaries have complied with all applicable Laws relating to the payment, collection and withholding of Taxes and have, within the time and in the manner prescribed by applicable Law, withheld and collected from and paid over all amounts to the appropriate Governmental Entity required to be so withheld, collected and paid over under applicable Laws.
(c)    TURN is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as an exchange described in Section 351 of the Code.

(d)    No claim has been made in writing by a taxing authority in a jurisdiction where TURN or any of its Subsidiaries does not file Tax Returns that TURN or any such Subsidiary is or may be subject to taxation by that jurisdiction.
(e)    Neither TURN nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country in which it was organized.
(f)    No private letter ruling from the IRS or comparable rulings from other taxing authorities has been entered into by or with respect to TURN or any of its Subsidiaries that still has any effect.
(g)    Neither TURN nor any of its Subsidiaries has any liability for the Taxes of another Person other than TURN and its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.
(h)    Neither TURN nor any of its Subsidiaries has ever been a member of a, combined or unitary Tax group (other than such a group the common parent of which is TURN and which includes only TURN and its Subsidiaries).
(i)    There are no Liens (other than Permitted Liens) for Taxes (other than Taxes not yet due and payable) upon any of the assets of TURN or any of its Subsidiaries.
(j)    Neither TURN nor any of its Subsidiaries has consented to extend or waive the statute of limitations or time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any Governmental Entity (other than an automatic extension to file Tax Returns).
(k)    Neither TURN nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of (i) any change in or use of a method of accounting for a taxable period ending on or prior to the Closing Date, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) any installment sale or open transaction disposition made on or prior to the Closing for which payment is due after the Closing, (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into or created on or prior to the Closing, (v) any prepaid or deposit amount received or deferred revenue or deferred gains accrued on or prior to the Closing Date, or (vi) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date.
3.15    Litigation. There are no material Proceedings pending or, to the Knowledge of TURN, threatened against TURN or any of its Subsidiaries. There is no Order binding upon

TURN or any of its Subsidiaries other than such Orders as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole.
3.16    Employee Benefits Plans.
(a)    Section 3.16(a) of the TURN Disclosure Letter sets forth a true and complete list of all material “employee benefit plans” within the meaning of Section 3(3) of ERISA, all medical, dental, life insurance, equity or equity-based, bonus or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, and any other plans, agreements (including employment, consulting and collective bargaining agreements), policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by TURN or its Subsidiaries on behalf of any employee, officer, director or other service provider of TURN or its Subsidiaries (whether current, former or retired) or their beneficiaries, or (ii) with respect to which TURN or its Subsidiaries has any material obligation (including contingent obligations that could reasonably be expected to flow to TURN by reason of an obligation of an ERISA Affiliate) on behalf of any employee, officer, director or other service provider or beneficiary of TURN or any of its ERISA Affiliates (each a “TURN Company Plan,” and collectively, the “TURN Company Plans”).
(b)    TURN has made available to MLC: (i) copies of all material documents setting forth the terms of each TURN Company Plan, including all material amendments thereto and all related trust documents; (ii) the most recent annual reports (Form Series 5500), if any, required under ERISA or the Code in connection with each TURN Company Plan; (iii) the most recent actuarial reports (if applicable) for all TURN Company Plans; (iv) the most recent summary plan description, if any, required under ERISA with respect to each TURN Company Plan; (v) all material written contracts, instruments or agreements relating to each TURN Company Plan, including administrative service agreements and group insurance contracts; (vi) the most recent IRS determination or opinion letter issued with respect to each TURN Company Plan intended to be qualified under Section 401(a) of the Code; and (vii) all filings in the last six (6) years, and all compliance statements, no action letters and similar determinations, in each case, with respect to the TURN Company Plans under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors and the Department of Labor Voluntary Fiduciary and Delinquent Filer Voluntary Compliance Programs.
(c)    None of TURN, its Subsidiaries, or any of their respective ERISA Affiliates or predecessors has ever contributed to, contributes to, has ever been required to contribute to, or otherwise participated in or participates in or in any way, directly or indirectly, has any material liability with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA), or any voluntary employees’ beneficiary association or other funded welfare arrangement (within the meaning of Section 419, 419A or 501(c)(9) of the

Code). No TURN Company Plan is “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).
(d)    Each TURN Company Plan intended to qualify under Section 401(a) of the Code has received a determination letter from the IRS upon which it may rely regarding its qualified status (as to form) under the Code, and nothing has occurred, whether by action or by failure to act, that has caused or would reasonably be expected to cause the loss of such qualification or a material penalty.
(e)    All payments required by each TURN Company Plan or by the Laws applying to each TURN Company Plan (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been made or provided for by TURN or its Subsidiaries in accordance with the provisions of each of the TURN Company Plans, applicable Law and GAAP.
(f)    No proceeding has been overtly threatened, asserted, instituted or, to the Knowledge of TURN, is anticipated against any of the TURN Company Plans (other than routine individual claims for benefits and appeals of such claims) or, with respect to each TURN Company Plan, the plan sponsor, any trustee or any fiduciary or other material service provider thereof or any of the assets of any trust of any of the TURN Company Plans.
(g)    Each TURN Company Plan substantially complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law, including ERISA and the Code.
(h)    None of TURN or its Subsidiaries has engaged in a material non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, and to the Knowledge of TURN, no material non-exempt “prohibited transaction” has occurred or is reasonably expected to occur with respect to the TURN Company Plans.
(i)    No TURN Company Plan is under, and neither TURN nor its Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any material Tax or penalty.
(j)    Except as set forth on Section 3.16(j) of the TURN Disclosure Letter, no TURN Company Plan provides post-retirement health and welfare benefits to any current or former employee of TURN or its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable Law.
(k)    Except as set forth on Section 3.16(k) of the TURN Disclosure Letter, the consummation of the Transactions alone, or in combination with any other event, (i) will not give rise to any material liability under any TURN Company Plan, (ii) accelerate the time of payment or vesting or materially increase the amount, or require the funding, of compensation or benefits due to any employee, director or other service provider of TURN or its Subsidiaries (whether current, former or retired) or their beneficiaries, or (iii) restrict the ability of TURN or its Subsidiaries to amend or terminate any TURN Company Plan at any time.
(l)    No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Transactions by any employee, director or other service provider of TURN or its Subsidiaries under any TURN Company Plan or otherwise would reasonably be expected not to be deductible by reason of Section 280G of the Code or would reasonably be expected to be subject to an excise tax under Section 4999 of the Code. Neither TURN nor any of its Subsidiaries has any indemnity obligation on or after the Closing Date for any Taxes imposed under Section 4999 or 409A of the Code.
(m)    None of TURN or its Subsidiaries has made any promises or commitments to create any additional TURN Company Plan, or to modify or change in any material way any existing TURN Company Plan.
3.17    Labor.
(a)    None of TURN or any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with any labor organization. None of the employees of TURN or any of its Subsidiaries are represented by any labor organization with respect to their employment by TURN or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole, no labor strike, slowdown, lockout, picketing, slowdown, union election petition, demand for recognition, or work stoppage against TURN or any of its Subsidiaries is pending or, to the Knowledge of TURN, threatened, and there has been no such action pending or, to the Knowledge of TURN, threatened in the past three (3) years. To the Knowledge of TURN, no union organizing activities involving any labor organization or any employees of TURN or any of its Subsidiaries are (or have been in the past three (3) years) pending or threatened against TURN or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole, there is no, and there has not been in the past three (3) years any, unfair labor practice charge or complaint against TURN or any of its Subsidiaries pending or, to the Knowledge of TURN, threatened before either (i) the National Labor Relations Board or (ii) similar Governmental Entity in any jurisdiction outside of the United States.
(b)    TURN and each of its Subsidiaries are in compliance, and have since the Applicable Date operated in compliance, with all applicable Laws relating to labor, employment, and employment practices, including all Laws relating to wages and hours, overtime, worker classification (including classification of individuals as employees or independent contractors, and classification of employees as exempt or nonexempt), health and safety, paid time off, background checks, unemployment insurance, workers’ compensation, equal employment opportunity, employment discrimination, sexual or other harassment, retaliation, plant closings and mass layoffs, leaves of absence (including paid sick and safe leave), and immigration, in each case other than as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole. Each of TURN and each of its

Subsidiaries has properly completed and retained a Form I-9 for each current and former employee whose employment with TURN or its applicable Subsidiary is or was based in the United States, except as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole.
(c)    To the extent permitted by applicable Law, Section 3.17 of the TURN Disclosure Letter sets forth, as of a date no earlier than ten (10) days prior to the date hereof, a complete and accurate list of each employee of TURN or any of its Subsidiaries, along with each such employee’s (i) name, (ii) employer, (iii) job title, (iv) work location, (v) current base salary or hourly wage, (vi) classification by TURN or its Subsidiaries as exempt or nonexempt under applicable Law, (vii) date of hire, (viii) status as full time or part time, and (ix) status as actively at work or on a leave of absence (and, if on a leave of absence, expected return to work date). No director, officer, or Executive of TURN or any of its Subsidiaries has submitted his or her resignation in writing or, to the Knowledge of TURN, intends to resign within twelve (12) months of the Closing Date.
(d)    No allegations of sexual harassment have been made to TURN or its Subsidiaries or, to the Knowledge of TURN, to any other Person, against any director, officer or Executive of TURN or any of its Subsidiaries. In the past six (6) years, no allegations of sexual harassment have been made to TURN or any of its Subsidiaries against any current employee of TURN or any of its Subsidiaries (other than any director, officer, or Executive), except as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole.
3.18    Certain Contracts.
(a)    TURN has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to MLC of, all Contracts (including any amendments, modifications or supplements, thereto, collectively, the “TURN Material Contracts”) to which, as of the date hereof, TURN or any of its Subsidiaries is a party, or which binds their respective assets or properties, with respect to:
(i)    any Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K;
(ii)    any loans or credit agreements, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of TURN or any of its Subsidiaries is outstanding or may be incurred, or any guarantee by TURN or any of its Subsidiaries of any Indebtedness;
(iii)    any Contract that creates future payment obligations in excess of $100,000 and that by its terms does not terminate, or is not terminable upon notice, without penalty within 90 days or less, or any Contract that creates or would create a Lien on any asset of TURN or its Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business or as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole);
(iv)    except with respect to investments set forth in the TURN SEC Reports, any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to TURN and its Subsidiaries, taken as a whole;
(v)    any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of TURN and its Subsidiaries, taken as a whole, is or could be conducted or the types of business that TURN and its Subsidiaries conducts or may conduct;
(vi)    any Contract (A) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) as to which there are any material ongoing obligations other than Contracts entered into in the ordinary course of business with respect to investments set forth in the TURN SEC Reports, or (B) that gives any Person the right to acquire any assets of TURN or any of its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date hereof;
(vii)    any Contract that obligates TURN or any of its Subsidiaries to conduct any business that is material to TURN and its Subsidiaries, taken as a whole, on an exclusive basis with any third party, or upon consummation of the Mergers, will obligate MLC or any of its Subsidiaries to conduct business with any third-party on an exclusive basis;
(viii)    any Contract that obligates TURN or any of its Subsidiaries to indemnify or hold harmless any past or present director or officer of TURN or any of its Subsidiaries (other than the TURN Charter, the TURN Bylaws or any of the organizational or governing documents of any Subsidiaries of TURN);
(ix)    any TURN IPR Agreement, provided that the following are excluded from the foregoing scheduling requirements: (A) agreements in respect of Commercially Available Software are excluded from the scheduling requirement for TURN In-Bound Licenses; and (B) non-exclusive licenses granted by TURN or any of its Subsidiaries in the ordinary course of business are excluded from the scheduling requirement for TURN Out-Bound Licenses; and (C) provided that TURN has produced to MLC a copy of each such current and historical standard form of agreement, each standard agreement executed by a TURN Personnel assigning to TURN or its Subsidiary all Intellectual Property Rights developed by such Person within the scope of such Person’s employment or engagement with TURN or its Subsidiary is excluded from the scheduling requirement for TURN Development Agreements; or

(x)    any Contract with a Governmental Entity.
(b)    Each TURN Material Contract is (i) valid and binding on TURN or its applicable Subsidiary and, to the Knowledge of TURN, each other party thereto, (ii) enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and (iii) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN. Neither TURN nor any of its Subsidiaries nor, to the Knowledge of TURN, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any TURN Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN. No event has occurred with respect to TURN or any of its Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any TURN Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole.
3.19    Affiliate Arrangements. Except for the provision of compensation and benefits to employees in the ordinary course of business or as set forth on Section 3.19 of the TURN Disclosure Letter, no officer, director, manager or Affiliate of TURN or its Subsidiaries (other than TURN and its Subsidiaries) is a party to any agreement, Contract, commitment or transaction with TURN or its Subsidiaries or has any interest in any material assets or property (real, personal or mixed, tangible or intangible) of or used by TURN or its Subsidiaries.

3.20    Insurance Coverage.
(a)    All material insurance policies maintained by TURN or any of its Subsidiaries and that name TURN or any of its Subsidiaries as an insured (each, an “TURN Insurance Policy”), including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to each TURN Insurance Policy have been paid. Neither TURN nor any of its Subsidiaries has received written notice of cancellation of any TURN Insurance Policy.
(b)    There have been no claims made by TURN or any of its Subsidiaries under any TURN Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such policy or in respect of which such underwriters have reserved their rights, and there are no claims pending under any TURN Insurance Policy, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN. Since the Applicable Date, neither TURN nor any of its Subsidiaries has been refused any insurance nor has its coverage been limited, by any insurance carrier to which it has applied for insurance.

3.21    Intellectual Property.
(a)    Section 3.21(a) of the TURN Disclosure Letter sets forth a complete and correct list of any and all TURN Registered IPR, in each case specifying for each item, as applicable, the owner(s) (and if different, also specifying the owner(s) of record) (and, in the case of domain names, the registrant) and any co-owner(s); jurisdiction of application and/or registration; the application and/or registration number; the date of application and/or registration; and the status of application and/or registration. Each material item of TURN Registered IPR has been duly applied for and registered in accordance with applicable Laws, is validly registered and/or recorded in the name of TURN or its Subsidiary, and in full force, and all documents, recordations and certificates in connection with such TURN Registered IPR currently required to be filed have been filed with the relevant IPR Registration Authority for the purposes of prosecuting, maintaining, recording and perfecting such TURN Registered IPR and TURN’s and its Subsidiaries’ ownership interests therein.
(b)    TURN and its Subsidiaries own, possess or have a valid license or other adequate rights to use all Intellectual Property Rights that are material to the conduct of the business of TURN and its Subsidiaries taken as a whole, except where the failure to own, possess or have adequate rights would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole.
(c)    TURN and its Subsidiaries have secured, by a written agreement or by operation of Law, from each Inventor who participated in the development of any material Intellectual Property Rights for TURN or any of its Subsidiaries, sole and exclusive legal and beneficial ownership of each Inventor’s right, title and interest in such Intellectual Property Rights and a waiver of any and all moral rights therein. To the Knowledge of TURN: (i) no material TURN IPR developed for TURN or any of its Subsidiaries by any current or former TURN Personnel is subject to the rights of any former employer of such Person and (ii) no current or former TURN Personnel is in violation of or has violated any agreement with any third party by virtue of such Person being employed by or performing services for TURN or any of its Subsidiaries or, without permission of the applicable third party, disclosing or using in connection with such Person’s employment or engagement with TURN or any of its Subsidiaries any Proprietary Information or Intellectual Property Rights owned by or subject to the rights of any third party.
(d)    The products and services of TURN and its Subsidiaries as offered currently and in the last six (6) years, including the use thereof, and the operation of TURN’s and its Subsidiaries’ business as conducted currently and in the last six (6) years, do not infringe, misappropriate, dilute or otherwise violate, and have not infringed, misappropriated, diluted or otherwise violated, the Intellectual Property Rights of any third party, except as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole. To the Knowledge of TURN, no third party has in the last six (6) years infringed, misappropriated, diluted or otherwise violated or is infringing on, misappropriating, diluting or otherwise violating any material TURN IPR.

(e)    In the last six (6) years, TURN and its Subsidiaries have not received any written notice (i) that TURN or any of its Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any TURN IPR is invalid or unenforceable, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole. In the last six (6) years, TURN and its Subsidiaries have not sent any written notice to any third party or threatened any action or claim against any third party involving or relating to any material TURN IPR.
(f)    TURN has taken commercially reasonable and appropriate steps to protect and maintain all material TURN IPR, including to preserve the security and confidentiality of TURN’s and its Subsidiaries’ material Proprietary Information (including any material third party Proprietary Information held or used by TURN or any of its Subsidiaries under an obligation of confidentiality to a third party). There has been no material breach of confidentiality obligations or unauthorized disclosure on the part of TURN, any of its Subsidiaries or, to the Knowledge of TURN, by any third party with respect to material Proprietary Information of TURN. Except as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole, TURN and its Subsidiaries use all Generative AI Tools in compliance with the applicable license terms, consents, agreements and Laws. Except as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole, TURN has not included and does not include any sensitive Personal Information, Proprietary Information of TURN or any of its Subsidiaries or of any third Person under an obligation of confidentiality by TURN or any of its Subsidiaries, in any prompts or inputs into any Generative AI Tools, except in cases where such Generative AI Tools do not use such information, prompts or services to train the machine learning or algorithm of such tools or improve the services related to such tools.
(g)    No source code of any material Software included in the TURN IPR (“TURN Software”) has been disclosed, delivered or licensed to any third party and no third party has any option or right to receive any such source code, and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license of any such source code, other than disclosures by TURN and its Subsidiaries to TURN Personnel and subcontractors involved in the development, maintenance or operation of such TURN Software, in each case pursuant to written agreements that limit the use and disclosure of such source code. The TURN Software: (i) is free from material defects and bugs, and substantially conforms to the applicable specifications, documentation, and samples therefor and (ii) does not contain any Malicious Code. No TURN Software comprises, was or is developed in whole or in part using, or is linked to or distributed with, any Open Source Software (including any modification thereof), in any manner that subjects the TURN Software (or portion thereof) to any copyleft license or which otherwise requires or purports to require TURN or any of its Subsidiaries to: (i) disclose, publish or redistribute any source code of TURN Software to any third party or (ii)

grant to any third party any license with respect to Intellectual Property Rights included in the TURN Software.
(h)    All material information technology hardware (including personal computers, servers, and network hardware), software, and network and communication systems and platforms used or held for use by TURN and its Subsidiaries (collectively, the “TURN IT Infrastructure”) are either owned by, licensed or leased to TURN and its Subsidiaries. The currently existing TURN IT Infrastructure is adequate and sufficient in all material respects to meet the processing and other business requirements of TURN and its Subsidiaries as the business is currently conducted. Except as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole, the TURN IT Infrastructure: (i) operates and performs in accordance with their documentation and functional specifications, (ii) is in good working order, has been properly maintained, performed adequately and not malfunctioned or failed at any time during the last twenty four (24) months (excluding any temporary problems arising in the ordinary course of business that did not materially disrupt the operations of TURN and its Subsidiaries), and (iii) is free of any Malicious Code. During the last twenty four (24) months, to the Knowledge of TURN, no third party has gained unauthorized access to any TURN IT Infrastructure or any data contained therein, or otherwise infiltrated or adversely impacted the operation of any TURN IT Infrastructure (including any external hack, denial of service attack, ransomware attack). TURN and its Subsidiaries have taken (including through its third party service providers) commercially reasonable precautions necessary to protect, secure and maintain the TURN IT Infrastructure and the data contained therein, and the storage capacities and requirements of TURN and its Subsidiaries.
3.22     Data Privacy.
(a)    TURN and each of its Subsidiaries are in material compliance with and have at all times in the last twenty-four (24) months materially complied with all Privacy Commitments. TURN and each of its Subsidiaries has established and maintains commercially reasonable technical, physical and organizational measures designed to protect Company Data to which TURN or any of its Subsidiaries has access or otherwise Processes, including against Data Security Breaches.
(b)    TURN and each of its Subsidiaries (i) have obtained all necessary rights, permissions, and consents to permit the transfer of Personal Information in connection with the Transactions; and (ii) will, immediately following the Closing Date, continue to be permitted to Process Personal Information on terms substantially identical to those in effect as of the date of this Agreement.
(c)    To the Knowledge of TURN, there has been no Data Security Breach affecting TURN in the last twenty-four (24) months.
(d)    Neither TURN nor any of its Subsidiaries has received any Order, request, warning, reprimand, inquiry, notification, allegation or claim (i) from a Governmental Entity regarding data privacy, cybersecurity, or its data handling or data sharing practices, or (ii) from any Person alleging that it is in violation of or has not complied in any respect with any Privacy Commitment. To the Knowledge of TURN, neither TURN nor any of its Subsidiaries is currently and has not in the last twenty four (24) months been under investigation, or subject to any complaint, audit, proceeding, investigation, enforcement action, inquiry or claim, initiated by any (a) Governmental Entity, (b) state, federal, or foreign self-regulating body, or (c) Person regarding or alleging that the Processing of Personal Information by TURN or any of its Subsidiaries is in violation of any Privacy Commitment. No Person has claimed or threatened to claim any material amount of compensation (or offer for compensation) from TURN or any of its Subsidiaries under or in connection with any actual or alleged violation of any Privacy Commitment.
(e)    TURN and each of its Subsidiaries has lawful authority for sending commercial electronic messages in compliance with Privacy and Data Security Laws, and TURN and each of its Subsidiaries has and has retained appropriate information and records upon which to ground such lawful authority.
3.23    Environmental Matters. There are no Proceedings of any kind, pending or, to the Knowledge of TURN, threatened, against TURN or any of its Subsidiaries, arising under any Environmental Law that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN. There are no Orders by or with any Governmental Entity, imposing any material liability or obligation on TURN or any of its Subsidiaries under or in respect of any Environmental Law that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN. There are and have been no releases of Hazardous Substances at any property owned or premises leased by TURN or any of its Subsidiaries during the period of TURN’s or such Subsidiary’s ownership or lease that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN. None of TURN nor any of its Subsidiaries have entered into any Contract to provide indemnification to any third party pursuant to Environmental Laws in relation to any property previously owned by TURN or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to TURN.
3.24    Real Property. Neither TURN nor any of its Subsidiaries owns any real property. Section 3.24 of the TURN Disclosure Letter sets forth a complete and accurate list of all real property leased by TURN or any of its Subsidiaries (the “Leased Real Property”). Neither TURN nor any of its Subsidiaries has received written notice of any pending or contemplated condemnation, expropriation or other Proceeding in eminent domain affecting the Leased Real Property or any portion thereof or interest therein, except for such Proceedings as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole. Neither TURN nor any of its Subsidiaries has received any written notice that the current use and occupancy of the Leased Real Property violates any easement, covenant, condition, restriction or similar provision in any instrument of record or other unrecorded agreement affecting the Leased Real Property, as applicable, other than such violations as would not, individually or in the aggregate, reasonably be expected to be material to TURN and its Subsidiaries, taken as a whole.
3.25    Investment Assets.
(a)    Each of TURN and its Subsidiaries has good title to all securities and other investment assets owned by it (the “TURN Investment Assets”), free and clear of any material Liens (other than Permitted Liens).
(b)    To the Knowledge of TURN, there are no Proceedings pending or threatened against any of the TURN Investment Assets except as would not, individually or in the aggregate, reasonably be expected to have Material Adverse Effect with respect to TURN. To the Knowledge of TURN, there is no Order binding upon any of the TURN Investment Assets other than such Orders as would not, individually or in the aggregate, reasonably be expected to have Material Adverse Effect with respect to TURN.
3.26    Appraisal Rights. No appraisal rights shall be available to holders of TURN Common Stock in connection with the Transactions.
3.27    Valuation. Except as may be mutually agreed by the Parties, the value of each TURN Investment Asset that is used in connection with the computations made by TURN pursuant to Section 2.6 will be determined in accordance with the valuation policies and procedures approved by the board of directors of TURN as of December 19, 2024 and set forth in TURN’s compliance policies and procedures and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such TURN Investment Assets in connection with the computations pursuant to Section 2.6 for purposes of this Agreement, and the value of all assets owned by TURN other than the TURN Investment Assets that are used in connection with the computations made by TURN pursuant to Section 2.6 will be determined in accordance with GAAP. Except as may be mutually agreed by the Parties, all valuations made by third-party valuation agents for such purposes will be made only by valuation agents that have been approved by the board of directors of TURN as of December 19, 2024. Except as may be mutually agreed by the Parties, the fair value of any portfolio securities for which there are no readily available market quotations and for which fair value determinations were made by the board of directors of TURN or the “valuation designee” (as that term is defined in Rule 2a-5(e)(4) under the Investment Company Act) designated by the board of directors of TURN pursuant to Rule 2a-5(b) under the Investment Company Act and the terms of this Agreement, for purposes of such computations were or will be determined by such board of directors or valuation designee, as applicable, in good faith in accordance with the valuation methods set forth in TURN’s valuation policies and procedures adopted by its board of directors as of December 19, 2024.
3.28    Opinion of Financial Advisor. Prior to the execution of this Agreement, the special committee of the board of directors of TURN has received the opinion of Fenchurch Advisory Partners US LP, financial advisor to the special committee of the board of directors of TURN, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the January Exchange Ratio (as defined in such opinion) is fair, from a financial point of view, to the holders of TURN Common Stock, other than the Excluded Shares.
3.29    Investment Advisor Matters.
(a)    TURN filed a Form ADV-W and has de-registered as an investment adviser as of December 24, 2024 (the “De-Registration Date”).
(b)    Prior to the De-Registration Date, TURN was, at all times since its initial registration with the SEC, duly registered as an investment adviser under the Investment Advisers Act and was qualified and licensed as an investment adviser in each state and other jurisdiction wherein it was required to be so qualified or licensed. Prior to the De-Registration Date, each of TURN’s officers or employees who was, since the Applicable Date, required to be registered, licensed or qualified as an “investment adviser representative” (as such term is defined in Rule 203A-3 under the Investment Advisers Act) was duly and properly registered, licensed or qualified as such, and was so registered, licensed or qualified at all times while in the employ with TURN since the Applicable Date.
(c)    Neither TURN, nor its Subsidiaries, nor any of their respective employees, officers, directors or members is ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve in such capacity to a registered investment company. Since the Applicable Date, neither TURN nor any of its Subsidiaries has received any written notice from any Governmental Entity alleging any such ineligibility or disqualification described in this Section 3.29(c).
(d)    With respect to any material written report of examination (including any deficiency letter), inspection or investigation of TURN issued by any Governmental Entity, no Governmental Entity has informed TURN or any of its Subsidiaries in writing that (i) any material deficiencies or violations noted in such examination, inspection or investigation reports have not been resolved to the satisfaction of such Governmental Entity and (ii) it intends to take further action on any such matter.
(e)    Neither TURN nor any or its Subsidiaries, nor, to the Knowledge of TURN, any of their respective officers, managers, directors or employees has been the subject of any investigations or disciplinary proceedings or Orders of any Governmental Entity arising under applicable Securities Laws which would have been required to be disclosed on Form ADV, and no such disciplinary proceeding or Order is pending or, to the Knowledge of TURN, threatened. Neither TURN, nor any of its Subsidiaries, nor, to the Knowledge of TURN, any of their respective officers, managers, directors or employees have been permanently enjoined by the Order of any court or other Governmental Entity from engaging in or continuing any conduct or practice in connection with any activity.
(f)    Section 3.29(h) of the TURN Disclosure Letter sets forth a true, correct and complete list of each client account pursuant to which TURN or its Subsidiaries provides services to a TURN Client (the “TURN Client Accounts”). There are no clawback obligations with respect to any past or present TURN Client Account and, to the Knowledge of TURN, no facts exist that would be reasonably likely to give rise to any such clawback obligation.
(g)    With respect to each client account pursuant to which TURN or its Subsidiaries provides or has provided services to, either (i) such account is not subject to Title I of ERISA, section 4975 of the Code or any similar Law; or (ii) such account has been operated in compliance with ERISA, Section 4975 of the Code and any applicable similar Law in all material respects. Neither TURN nor any of its “affiliates” (within the meaning of U.S. Department of Labor Prohibited Transaction Class Exemption 84-14 (the “QPAM Exemption”)) is, or is reasonably expected to become, unable to meet the requirement set forth in section I(g) of the QPAM Exemption.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MLC
Except with respect to matters that have been Previously Disclosed, MLC hereby represents and warrants to TURN that:
4.1    Corporate Organization.
(a)    MLC is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. MLC has the requisite corporate power and authority to own, lease, license or operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, licensed or operated by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC.
(b)    True, complete and correct copies of the articles of incorporation of MLC, as amended (the “MLC Articles”), and the by-laws of MLC, being the Amended and Restated By-Law NO. 1 of MLC (the “MLC Bylaws”), each as in effect as of the date of this Agreement, have previously been publicly filed by MLC.
(c)    Each Subsidiary of MLC (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC.

4.2    Capitalization. The authorized capital of MLC consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 25,895,612 common shares and no preference shares were outstanding as of the close of business on January 15, 2025 (the “MLC Capitalization Date”). All of the issued and outstanding MLC Common Shares have been duly authorized and validly issued and are fully paid, nonassessable (and free of preemptive rights, with no personal liability with respect to MLC attaching to the ownership thereof) and are uncertificated. As of the date of this Agreement, no Indebtedness having the right to vote or convertible into the right to vote on any matters on which shareholders of MLC may vote (“MLC Voting Debt”) is issued or outstanding. As of the close of business on the MLC Capitalization Date, except for (A) the Indentures and (B) the Restricted Unit Plan, MLC does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character (collectively, “MLC Rights”) calling for the purchase or issuance of, or the payment of any amount based on, any shares of MLC Common Shares, Voting Debt or any other equity securities of MLC or any securities representing the right to purchase or otherwise receive any shares of MLC Common Shares, MLC Voting Debt or other equity securities of MLC. There are no obligations of MLC or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of MLC, MLC Voting Debt or any equity security of MLC or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, MLC Voting Debt or any other equity security of MLC or its Subsidiaries or (ii) pursuant to which MLC or any of its Subsidiaries is or could be required to register shares of MLC’s capital stock or other securities under the Securities Act. All of the MLC Common Shares sold have been sold in accordance with applicable Canadian Securities Laws.
4.3    Subsidiaries.
(a)    Section 4.3(a) of the MLC Disclosure Letter contains a list of each Subsidiary of MLC. Except for the MLC Investment Assets (as defined below) and for the equity interests and rights held by MLC and its Subsidiaries in the Persons set forth on Section 4.3(a) of the MLC Disclosure Letter, MLC and its Subsidiaries do not own directly or indirectly any equity interests or rights in any Person.
(b)    All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of MLC are owned by MLC, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Subsidiary of MLC has or is bound by any outstanding MLC Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
4.4    Authority; No Violation.

(a)    MLC has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements ancillary to this Agreement to which it is or will be a party and to consummate the Transactions. The execution and delivery of this Agreement and the other agreements ancillary to this Agreement to which MLC is or will be a party and the consummation of the Transactions have been duly and validly approved by the board of directors of MLC, including all of the Independent Directors of MLC. The board of directors of MLC, including all of the Independent Directors of MLC, has unanimously (i) determined that this Agreement and the terms of the Mergers and the related Transactions are advisable and in the best interests of MLC, (ii) approved the MLC Matters, (iii) directed that the MLC Matters be submitted to MLC’s shareholders for approval at a duly held meeting of such shareholders (the “MLC Shareholders Meeting”) and (iv) adopted a resolution to recommend that the shareholders of MLC adopt this Agreement and vote in favor of the MLC Matters, subject to Section 7.9. Except for receipt of the affirmative vote of (i) two-thirds of the votes cast on such resolution by MLC shareholders present in person or represented by proxy at the MLC Shareholders Meeting, (ii) if required, a majority of the votes cast on such resolution by MLC shareholders present in person or represented by proxy at the MLC Shareholders Meeting excluding for this purpose votes attached to MLC Common Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101 and (iii) holders of a majority of the units of MLC, after giving effect to the MLC Domestication, as required by Section 18-209 of the Act, to approve the MLC Matters at a duly held meeting of such shareholders (the “MLC Requisite Vote”), the Mergers and the other Transactions have been authorized by all necessary corporate action. This Agreement and the other agreements ancillary to this agreement have been or will be prior to Closing duly and validly executed and delivered by MLC and (assuming due authorization, execution and delivery by the other parties hereto and thereto) constitutes the valid and binding obligation of such party, enforceable against such party in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exception).
(b)    Neither the execution and delivery of this Agreement and the other agreements ancillary to this Agreement to which MLC is or will be a party to, nor the consummation by such party of the Transactions, nor performance of this Agreement and the other agreements ancillary to this Agreement which such party is or will be a party, will (i) violate any provision of the MLC Articles or the MLC Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4(a) and Section 4.5 are duly obtained and/or made, (A) violate any Law or Order applicable to such Party or any of its Subsidiaries, (B) violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or violate any of the terms, conditions or provisions of any Permit, Contract or other obligation to which such Party or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound, or (C) result in the creation of any Lien upon any of the properties or assets of such Party or any of its Subsidiaries, except, with respect to clauses (ii)(B) and (ii)(C), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, failure to obtain consent, approval or authorization, failure to give notice or file, or creation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC.
4.5    Governmental Consents. No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by MLC of the Mergers and the other Transactions, except for (i) the consent of the Ontario Securities Commission in respect of the MLC Domestication pursuant to the OBCA, (ii) the authorization of the Ministry of Public and Business Service Delivery for MLC to continue out of Ontario to another jurisdiction, (iii) the consent of Cboe Canada in respect of the Transactions, (iv) notice to the Minister of Innovation, Science and Economic Development of the completion of the Transactions to be provided under the Investment Canada Act, (v) if required, the filing by Crown Private Credits Partners Inc. pursuant to Section 11.10 of National Instrument 31-103 – Registration Requirements, (vi) the filing with the SEC of the Joint Proxy Statement/Prospectus and the Registration Statement in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (vii) the filing of the Certificates of Merger with and the acceptance for record of the Certificates of Merger by the required Governmental Entities, (viii) such filings and approvals, if any, as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of New Parent Common Stock pursuant to this Agreement, (ix) approval of listing of such New Parent Common Stock on the Nasdaq, (x) the reporting of this Agreement under applicable Canadian Securities Laws, (xi) the consent of the Nebraska Department of Insurance in respect of the Transactions, and (xii) any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MLC.
4.6    Reports.
(a)    MLC has timely filed all forms, statements, certifications, reports and documents that it was required to file since the Applicable Date with the Canadian Securities Authorities (such filings since the Applicable Date, including any amendments thereto, the “MLC Reports”). At the time filed with the Canadian Securities Authorities, or if supplemented, modified or amended, as of the date of the most recent supplement, modification or amendment, the MLC Reports did not contain any misrepresentation (within the meaning of applicable Canadian Securities Laws), and complied as to form in all material respects with the published rules and regulations of the Canadian Securities Authorities with respect thereto. None of the Subsidiaries of MLC is required to make any filing with the Canadian Securities Authorities.
(b)    Other than those of general application that apply in a similar manner to similarly situated companies or their Subsidiaries, neither MLC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to the Knowledge of MLC, that, upon consummation of the Mergers, would restrict in any material respect the conduct of the business of New Parent or any of its Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, nor has MLC or any of its Subsidiaries been advised in writing or, to the Knowledge of MLC, orally, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.
(c)    As of the date of this Agreement, to the Knowledge of MLC there are no unresolved comments from the Canadian Securities Authorities with respect to the MLC Reports or any ongoing Canadian Securities Authorities examination of MLC.
(d)    MLC has not filed any confidential material change report which at the date of this Agreement remains confidential.
4.7    MLC Financial Statements.
(a)    The consolidated financial statements, including the related schedules of investments, of MLC and its Subsidiaries included (or incorporated by reference) in the MLC Reports (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in net assets and consolidated financial position of MLC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount), (ii) have complied as to form, as of their respective dates of filing with the Canadian Securities Authorities, in all material respects with applicable accounting requirements and with the published rules and regulations of the Canadian Securities Authorities with respect thereto and (iii) have been prepared in all material respects in accordance with IFRS consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Deloitte and Touche LLP has not resigned, threatened resignation or been dismissed as MLC’s independent public accountant as a result of or in connection with any disagreements with MLC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b)    Except for (A) liabilities reflected or reserved against on the consolidated statement of assets and liabilities of MLC as of December 31, 2023 (a true, complete and correct copy of which has been provided to TURN) (the “MLC Balance Sheet”), (B) liabilities reflected or reserved against on the consolidated unaudited balance sheet of MLC as of September 30, 2024 included in the unaudited financial statements (the “MLC Interim Balance Sheet”), (C) liabilities incurred in the ordinary course of business since December 31, 2023, (D) liabilities incurred in connection with this Agreement and the Transactions, and (E) liabilities that would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole, neither MLC nor any of its Subsidiaries has any liabilities that would be required to be reflected or reserved against in the MLC Balance Sheet or the MLC Interim Balance Sheet in accordance with IFRS.

(c)    Neither MLC nor any of its Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar contract or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act) where the result of such contract or arrangement is that disclosure of any material transaction involving, or material liabilities of MLC and its Subsidiaries, is not reflected in the MLC Reports.
(d)    Since the Applicable Date, (i) neither MLC nor any of its Subsidiaries nor, to the Knowledge of MLC, any director, officer, auditor, accountant or representative of MLC or any of its Subsidiaries has received or otherwise obtained any material complaint, allegation, assertion or claim, whether written or, to the Knowledge of MLC, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of MLC or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that MLC or any of its Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in applicable Canadian Securities Laws), and (ii) no attorney representing MLC or any of its Subsidiaries, whether or not employed by MLC or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of duty or similar violation by MLC or any of its directors, officers or agents to the board of directors of MLC or any committee thereof or to any director or officer of MLC.
(e)    To the Knowledge of MLC, since the Applicable Date, Deloitte and Touche LLP, which has expressed its opinion with respect to the financial statements of MLC and its Subsidiaries included in the MLC Reports (including the related notes), has been “independent” with respect to MLC and its Subsidiaries within the meaning of applicable Laws.
(f)    The certifying officers (as defined in applicable Canadian Securities Laws) of MLC have made all certifications required by applicable Canadian Securities Laws, and the statements contained in any such certifications are complete and correct in all material respects.
(g)    MLC has in all material respects:
(i)    designed and maintained a system of disclosure controls and procedures (as defined in applicable Canadian Securities Laws ) to ensure that all information (both financial and non-financial) required to be disclosed by MLC in the reports that it files or submits to the Canadian Securities Authorities under applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified under applicable Canadian Securities Laws and that such information is accumulated and communicated to MLC’s management as appropriate to allow timely decisions regarding required disclosure and to allow MLC’s certifying officers to make the certifications required under the applicable Canadian Securities Laws with respect to such MLC Reports;
(ii)    designed and maintained a system of internal controls over financial reporting (as defined in applicable Canadian Securities Laws ) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including policies and procedures that provide reasonable assurance that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of MLC; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of MLC are being made only in accordance with authorizations of management and directors of MLC; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of MLC’s assets that could have a material adverse effect on the financial statements. MLC’s management, with the participation of MLC’s certifying officers, has completed an assessment of the effectiveness of MLC’s internal controls over financial reporting for the fiscal year ended December 31, 2023 in compliance with the requirements of applicable Canadian Securities Laws, and such assessment concluded that MLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023;
(iii)    (A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the board of directors of MLC, MLC’s Knowledge of (1) any significant deficiencies or material weaknesses (as defined in applicable Canadian Securities Laws) in the design or operation of MLC’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for any auditors any material weaknesses in internal controls that exist to MLC’s Knowledge; and
(iv)    provided to TURN true, complete and correct copies of any of the foregoing disclosures to its auditors or the audit committee of the board of directors of MLC that have been made in writing from the Applicable Date through the date hereof.
(h)    To the Knowledge of MLC, there is no fraud or suspected fraud affecting MLC involving management of MLC or employees of MLC who have significant roles in MLC’s internal control over financial reporting, when such fraud could have a material effect on MLC’s consolidated financial statements.
4.8    Broker’s Fees. None of MLC, any of its Subsidiaries or any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other Transactions.
4.9    Absence of Changes or Events. Since December 31, 2023 through the date of this Agreement, (i) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC and (ii) there has not been any material action that, if it had been taken after the date hereof, would have required the consent of TURN under Section 6.2.
4.10    Compliance with Applicable Law; Permits.
(a)    MLC and each of its Subsidiaries are in compliance, and have been since the Applicable Date operated in compliance, in all material respects, with all applicable Laws, including, if and to the extent applicable, applicable Canadian Securities Laws, the Investment Company Act, the Securities Act and the Exchange Act. MLC has not received any written or, to MLC’s Knowledge, oral notification from a Governmental Entity of any non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole. MLC is a “reporting issuer” in all Canadian provinces. MLC has not taken any action to cease to be a reporting issuer in any of the provinces of Canada nor has MLC received notification from any Canadian Securities Authority seeking to revoke the reporting issuer status of MLC. MLC has operated in compliance with all listing standards of Cboe Canada since the Applicable Date other than as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole. MLC is not subject to any delisting, suspension of trading or cease trade or other Order or restriction with respect to any of its securities and is, and was, qualified to sell MLC Common Shares in each jurisdiction in which such MLC Common Shares were sold, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC.
(b)    The MLC Common Shares have been issued and sold in transactions that were completed in compliance with applicable Canadian Securities Laws.
(c)    MLC is in compliance, and since the Applicable Date, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in the MLC Reports and applicable Laws, as applicable, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC.
(d)    MLC and each of its Subsidiaries holds and is in compliance with all Permits required in order to permit MLC and each of its Subsidiaries to own, lease or license their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MLC. MLC has not received any written or, to MLC’s Knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which non-compliance or Proceeding would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC.

(e)    The minute books and other similar records of MLC contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the shareholders of MLC, the board of directors of MLC and any committees of the board of directors of MLC.
(f)    Since the Applicable Date, neither MLC, nor any of its Subsidiaries, nor any of their respective directors, officers, or, to the Knowledge of MLC, employees or agents, has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in each case in connection with the business of MLC or its Subsidiaries in violation of any applicable Laws or regulations related to anti-bribery or anti-corruption, including the Foreign Corrupt Practices Act of 1977.
(g)    Neither MLC, nor any of its Subsidiaries, nor any of their respective directors, officers, or, to the Knowledge of MLC, employees or agents, is a Sanctioned Person or is organized or engaged in business in a Sanctioned Country. Since the Applicable Date, neither MLC, nor any of its Subsidiaries, nor any of their respective directors, officers, or, to the Knowledge of MLC, employees or agents, has engaged directly or indirectly, in connection with the business of MLC or its Subsidiaries in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, or otherwise in violation of applicable Sanctions.
(h)    The operations of MLC and each of its Subsidiaries are, and since the Applicable Date, have been, conducted in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended by Title III of the USA PATRIOT Act, and the Money Laundering Laws; and no action by or before any Governmental Entity involving MLC or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of MLC, threatened.
4.11    State Takeover Laws. No restrictions on “business combinations” set forth in any Takeover Statutes are applicable to this Agreement, the Mergers or the other Transactions.
4.12    MLC Information. None of the information supplied or to be supplied by MLC for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of TURN or shareholders of MLC or at the time of the TURN Shareholders Meeting or the MLC Shareholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by MLC with respect to information supplied by TURN or its Representatives on behalf of TURN for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy/Prospectus.

4.13    Taxes and Tax Returns. Other than with respect to the representations and warranties set forth in Section 4.13(c), except as would not, individually or in the aggregate, be material to MLC and its Subsidiaries, taken as a whole:
(a)    MLC and each of its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by it on or prior to the date of this Agreement (and all such Tax Returns are accurate and complete). All Taxes owed by MLC and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid in full. Neither MLC nor any of its Subsidiaries is currently the subject of any Tax audit, dispute or other Proceeding related to Taxes, no such audit, dispute or other Proceeding related to Taxes has been threatened in writing, and there is no outstanding audit, deficiency, assessment or adjustment with respect to Taxes involving MLC or any of its Subsidiaries. Neither MLC nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among MLC and its Subsidiaries). Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers is also a part), neither MLC nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply. Neither MLC nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by MLC or any of its Subsidiaries. Neither MLC nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Within the past seven years, neither MLC nor any of its Subsidiaries has participated in any transaction that could give rise to a disclosure obligation as a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).
(b)    MLC and its Subsidiaries have complied with all applicable Laws relating to the payment, collection and withholding of Taxes and have, within the time and in the manner prescribed by applicable Law, withheld and collected from and paid over all amounts to the appropriate Governmental Entity required to be so withheld, collected and paid over under applicable Laws.
(c)    MLC is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as an exchange described in Section 351 of the Code.
(d)    No claim has been made in writing by a taxing authority in a jurisdiction where MLC or any of its Subsidiaries does not file Tax Returns that MLC or any such Subsidiary is or may be subject to taxation by that jurisdiction.
(e)    Neither MLC nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country in which it is organized.

(f)    No private letter ruling from the IRS or comparable rulings from other taxing authorities has been entered into by or with respect to MLC or any of its Subsidiaries that still has any effect.
(g)    Neither MLC nor any of its Subsidiaries has any liability for the Taxes of another Person other than MLC and its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.
(h)    Neither MLC nor any of its Subsidiaries has ever been a member of a, combined or unitary Tax group (other than such a group the common parent of which is MLC and which includes only MLC and its Subsidiaries).
(i)    There are no Liens (other than Permitted Liens) for Taxes (other than Taxes not yet due and payable) upon any of the assets of MLC or any of its Subsidiaries.
(j)    Neither MLC nor any of its Subsidiaries has consented to extend or waive the statute of limitations or time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any Governmental Entity (other than an automatic extension to file Tax Returns).
(k)    Neither MLC nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of (i) any change in or use of a method of accounting for a taxable period ending on or prior to the Closing Date, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) any installment sale or open transaction disposition made on or prior to the Closing for which payment is due after the Closing, (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into or created on or prior to the Closing, (v) any prepaid or deposit amount received or deferred revenue or deferred gains accrued on or prior to the Closing Date, or (vi) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date.
4.14    Litigation. There are no material Proceedings pending or, to the Knowledge of MLC, threatened against MLC or any of its Subsidiaries. There is no Order binding upon MLC or any of its Subsidiaries other than such Orders as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole.
4.15    Employee Benefits Plans.
(a)    Section 4.15(a) of the MLC Disclosure Letter sets forth a true and complete list of all material “employee benefit plans” within the meaning of Section 3(3) of ERISA (or any similar plan subject to Laws of a jurisdiction outside of the United States), all medical, dental, life insurance, equity or equity-based, bonus or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, and any other plans, agreements (including employment, consulting and collective bargaining agreements), policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by MLC or its Subsidiaries on behalf of any employee, officer, director or other service provider of MLC or its Subsidiaries (whether current, former or retired) or their beneficiaries, or (ii) with respect to which MLC or its Subsidiaries has any material obligation (including contingent obligations that could reasonably be expected to flow to MLC by reason of an obligation of an ERISA Affiliate) on behalf of any employee, officer, director or other service provider or beneficiary of MLC or any of its ERISA Affiliates (each a “MLC Company Plan,” and collectively, the “MLC Company Plans”).
(b)    MLC has made available to TURN: (i) copies of all material documents setting forth the terms of each MLC Company Plan, including all material amendments thereto and all related trust documents; (ii) the most recent annual reports (Form Series 5500 or comparable), if any, required under the Tax Act, ERISA or the Code in connection with each MLC Company Plan; (iii) the most recent actuarial reports (if applicable) for all MLC Company Plans; (iv) the most recent summary plan description, if any, required by applicable Law with respect to each MLC Company Plan; (v) all material written contracts, instruments or agreements relating to each MLC Company Plan, including administrative service agreements and group insurance contracts; (vi) the most recent determination or opinion letter issued with respect to each MLC Company Plan intended to be tax-qualified; and (vii) all governmental filings in the last six (6) years, and all compliance statements, no action letters and similar determinations, in each case, with respect to the MLC Company Plans.
(c)    None of MLC, its Subsidiaries, or any of their respective ERISA Affiliates or predecessors has ever contributed to, contributes to, has ever been required to contribute to, or otherwise participated in or participates in or in any way, directly or indirectly, has any material liability with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA), or any voluntary employees’ beneficiary association or other funded welfare arrangement (within the meaning of Section 419, 419A or 501(c)(9) of the Code). No MLC Company Plan is “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).
(d)    Each MLC Company Plan intended to qualify under Section 401(a) of the Code has received a determination letter from the IRS upon which it may rely regarding its qualified status (as to form) under the Code, and nothing has occurred, whether by action or by failure to act, that has caused or would reasonably be expected to cause the loss of such qualification or a material penalty. Each MLC Company Plan intended to qualify for favorable tax treatment under the Tax Act has received a determination from Revenue Canada upon which it may result regarding such qualification, and nothing has occurred, whether by action or by failure to act, that has caused or would reasonably be expected to cause the loss of such qualification or material penalty.
(e)    All payments required by each MLC Company Plan or by the Laws applying to each MLC Company Plan (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been made or provided for by MLC or its Subsidiaries in accordance with the provisions of each of the MLC Company Plans, applicable Law and IFRS.
(f)    No proceeding has been overtly threatened, asserted, instituted or, to the Knowledge of MLC, is anticipated against any of the MLC Company Plans (other than routine individual claims for benefits and appeals of such claims) or, with respect to each MLC Company Plan, the plan sponsor, any trustee or any fiduciary or other material service provider thereof or any of the assets of any trust of any of the MLC Company Plans.
(g)    Each MLC Company Plan substantially complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law, including ERISA, the Code and the Tax Act.
(h)    None of MLC or its Subsidiaries has engaged in a material non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, and to the Knowledge of MLC, no material non-exempt “prohibited transaction” has occurred or is reasonably expected to occur with respect to the MLC Company Plans.
(i)    No MLC Company Plan is under, and neither MLC nor its Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any material Tax or penalty.
(j)    No MLC Company Plan provides post-retirement health and welfare benefits to any current or former employee of MLC or its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable Law.
(k)    Except as set forth on Section 4.15(k) of the MLC Disclosure Letter, the consummation of the Transactions alone, or in combination with any other event, (i) will not give rise to any material liability under any MLC Company Plan, (ii) accelerate the time of payment or vesting or materially increase the amount, or require the funding, of compensation or benefits due to any employee, director or other service provider of MLC or its Subsidiaries (whether current, former or retired) or their beneficiaries, or (iii) restrict the ability of MLC or its Subsidiaries to amend or terminate any MLC Company Plan at any time.
(l)    No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Transactions by any employee, director or other service provider of MLC or its Subsidiaries under any MLC Company Plan or otherwise would reasonably be expected not to be deductible by reason of Section 280G of the

Code or would reasonably be expected to be subject to an excise tax under Section 4999 of the Code. Neither MLC nor any of its Subsidiaries has any indemnity obligation on or after the Closing Date for any Taxes imposed under Section 4999 or 409A of the Code.
(m)    None of MLC or its Subsidiaries has made any promises or commitments to create any additional MLC Company Plan, or to modify or change in any material way any existing MLC Company Plan.
4.16    Labor.
(a)    None of MLC or any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with any labor organization. None of the employees of MLC or any of its Subsidiaries are represented by any labor organization with respect to their employment by MLC or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole, no labor strike, slowdown, lockout, picketing, slowdown, union election petition, demand for recognition, or work stoppage against MLC or any of its Subsidiaries is pending or, to the Knowledge of MLC, threatened, and there has been no such action pending or, to the Knowledge of MLC, threatened in the past three (3) years. To the Knowledge of MLC, no union organizing activities involving any labor organization or any employees of MLC or any of its Subsidiaries are (or have been in the past three (3) years) pending or threatened against MLC or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole, there is no, and there has not been in the past three (3) years any, unfair labor practice charge or complaint against MLC or any of its Subsidiaries pending or, to the Knowledge of MLC, threatened before either (i) the National Labor Relations Board or (ii) similar Governmental Entity in any jurisdiction outside of the United States.
(b)    MLC and each of its Subsidiaries are in compliance, and have since the Applicable Date operated in compliance, with all applicable Laws relating to labor, employment, and employment practices, including all Laws relating to wages and hours, overtime, worker classification (including classification of individuals as employees or independent contractors, and classification of employees as exempt or nonexempt), health and safety, paid time off, background checks, unemployment insurance, workers’ compensation, equal employment opportunity, employment discrimination, sexual or other harassment, retaliation, plant closings and mass layoffs, leaves of absence (including paid sick and safe leave), and immigration, in each case other than as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole. Each of MLC and each of its Subsidiaries has properly completed and retained a Form I-9 for each current and former employee whose employment with MLC or its applicable Subsidiary is or was based in the United States, except as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole.
(c)    To the extent permitted by applicable Law, Section 4.16 of the MLC Disclosure Letter sets forth, as of a date no earlier than ten (10) days prior to the date hereof, a complete and accurate list of each employee of MLC or any of its Subsidiaries, along with each such employee’s (i) name, (ii) employer, (iii) job title, (iv) work location, (v) current base salary or hourly wage, (vi) classification by MLC or its Subsidiaries as exempt or nonexempt under applicable Law, (vii) date of hire, (viii) status as full time or part time, and (ix) status as actively at work or on a leave of absence (and, if on a leave of absence, expected return to work date). No director, officer, or Executive of MLC or any of its Subsidiaries has submitted his or her resignation in writing or, to the Knowledge of MLC, intends to resign within twelve (12) months of the Closing Date.
(d)    No allegations of sexual harassment have been made to MLC or its Subsidiaries or, to the Knowledge of MLC, to any other Person, against any director, officer or Executive of MLC or any of its Subsidiaries. In the past six (6) years, no allegations of sexual harassment have been made to MLC or any of its Subsidiaries against any current employee of MLC or any of its Subsidiaries (other than any director, officer, or Executive), except as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole.
4.17    Certain Contracts.
(a)    MLC has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via SEDAR+) to TURN of, all Contracts (including any amendments, modifications or supplements, thereto, collectively, the “MLC Material Contracts”) to which, as of the date hereof, MLC or any of its Subsidiaries is a party, or which binds their respective assets or properties, with respect to:
(i)    any Contract that is a “material contract” within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations;
(ii)    any loans or credit agreements, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of MLC or any of its Subsidiaries is outstanding or may be incurred, or any guarantee by MLC or any of its Subsidiaries of any Indebtedness;
(iii)    any Contract that creates future payment obligations in excess of $100,000 and that by its terms does not terminate, or is not terminable upon notice, without penalty within 90 days or less, or any Contract that creates or would create a Lien on any asset of MLC or its Subsidiaries (other than Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business or as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole);
(iv)    except with respect to investments set forth in the MLC Reports, any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to MLC and its Subsidiaries, taken as a whole;

(v)    any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of MLC and its Subsidiaries, taken as a whole, is or could be conducted or the types of business that MLC and its Subsidiaries conducts or may conduct;
(vi)    any Contract (A) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) as to which there are any material ongoing obligations other than Contracts entered into in the ordinary course of business with respect to investments set forth in the MLC Reports, or (B) that gives any Person the right to acquire any assets of MLC or any of its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date hereof;
(vii)    any Contract that obligates MLC or any of its Subsidiaries to conduct any business that is material to MLC and its Subsidiaries, taken as a whole, on an exclusive basis with any third party, or upon consummation of the Mergers, will obligate MLC or any of its Subsidiaries to conduct business with any third-party on an exclusive basis;
(viii)    any Contract that obligates MLC or any of its Subsidiaries to indemnify or hold harmless any past or present director or officer of MLC or any of its Subsidiaries (other than the MLC Articles, the MLC Bylaws or any of the organizational or governing documents of any Subsidiaries of MLC);
(ix)    any MLC IPR Agreement, provided that the following are excluded from the foregoing scheduling requirements: (A) agreements in respect of Commercially Available Software are excluded from the scheduling requirement for MLC In-Bound Licenses; and (B) non-exclusive licenses granted by MLC or any of its Subsidiaries in the ordinary course of business are excluded from the scheduling requirement for MLC Out-Bound Licenses; and (C) provided that MLC has produced to TURN a copy of each such current and historical standard form of agreement, each standard agreement executed by a MLC Personnel assigning to MLC or its Subsidiary all Intellectual Property Rights developed by such Person within the scope of such Person’s employment or engagement with MLC or its Subsidiary is excluded from the scheduling requirement for MLC Development Agreements; or
(x)    any Contract with a Governmental Entity.
(b)    Each MLC Material Contract is (i) valid and binding on MLC or its applicable Subsidiary and, to the Knowledge of MLC, each other party thereto, (ii) enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and (iii) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC. Neither MLC nor any of its Subsidiaries nor, to the Knowledge of MLC, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any MLC Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC. No event has occurred with respect to MLC or any of its Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any MLC Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole.
4.18    Affiliate Arrangements. Except for the provision of compensation and benefits to employees in the ordinary course of business or as set forth on Section 4.18 of the MLC Disclosure Letter, no officer, director, manager or Affiliate of MLC or its Subsidiaries (other than MLC and its Subsidiaries) is a party to any agreement, Contract, commitment or transaction with MLC or its Subsidiaries or has any interest in any material assets or property (real, personal or mixed, tangible or intangible) of or used by MLC or its Subsidiaries.
4.19    Insurance Coverage.
(a)    All material insurance policies maintained by MLC or any of its Subsidiaries and that name MLC or any of its Subsidiaries as an insured (each, a “MLC Insurance Policy”), including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to each MLC Insurance Policy have been paid. Neither MLC nor any of its Subsidiaries has received written notice of cancellation of any MLC Insurance Policy.
(b)    There have been no claims made by MLC or any of its Subsidiaries under any MLC Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such policy or in respect of which such underwriters have reserved their rights, and there are no claims pending under any MLC Insurance Policy, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC. Since the Applicable Date, neither MLC nor any of its Subsidiaries has been refused any insurance nor has its coverage been limited, by any insurance carrier to which it has applied for insurance.
4.20    Intellectual Property.
(a)    Section 4.20(a) of the MLC Disclosure Letter sets forth a complete and correct list of any and all MLC Registered IPR, in each case specifying for each item, as applicable, the owner(s) (and if different, also specifying the owner(s) of record) (and, in the case of domain names, the registrant) and any co-owner(s); jurisdiction of application and/or registration; the application and/or registration number; the date of application and/or registration; and the status of application and/or registration. Each material item of MLC Registered IPR has been duly applied for and registered in accordance with applicable Laws, is validly registered and/or recorded in the name of MLC or its Subsidiary, and in full force, and all documents, recordations and certificates in connection with such MLC Registered IPR currently required to be filed have been filed with the relevant IPR Registration Authority for the purposes of prosecuting, maintaining, recording and perfecting such MLC Registered IPR and MLC’s and its Subsidiaries’ ownership interests therein.
(b)    MLC and its Subsidiaries own, possess or have a valid license or other adequate rights to use all Intellectual Property Rights that are material to the conduct of the business of MLC and its Subsidiaries taken as a whole, except where the failure to own, possess or have adequate rights would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole.
(c)    MLC and its Subsidiaries have secured, by a written agreement or by operation of Law, from each Inventor who participated in the development of any material Intellectual Property Rights for MLC or any of its Subsidiaries, sole and exclusive legal and beneficial ownership of each Inventor’s right, title and interest in such Intellectual Property Rights and a waiver of any and all moral rights therein. To the Knowledge of MLC: (i) no material MLC IPR developed for MLC or any of its Subsidiaries by any current or former MLC Personnel is subject to the rights of any former employer of such Person and (ii) no current or former MLC Personnel is in violation of or has violated any agreement with any third party by virtue of such Person being employed by or performing services for MLC or any of its Subsidiaries or, without permission of the applicable third party, disclosing or using in connection with such Person’s employment or engagement with MLC or any of its Subsidiaries any Proprietary Information or Intellectual Property Rights owned by or subject to the rights of any third party.
(d)    The products and services of MLC and its Subsidiaries as offered currently and in the last six (6) years, including the use thereof, and the operation of MLC’s and its Subsidiaries’ business as conducted currently and in the last six (6) years, do not infringe, misappropriate, dilute or otherwise violate, and have not infringed, misappropriated, diluted or otherwise violated, the Intellectual Property Rights of any third party, except as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole. To the Knowledge of MLC, no third party has in the last six (6) years infringed, misappropriated, diluted or otherwise violated or is infringing on, misappropriating, diluting or otherwise violating any material MLC IPR.
(e)    In the last six (6) years, MLC and its Subsidiaries have not received any written notice (i) that MLC or any of its Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any MLC IPR is invalid or unenforceable, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole. In the last six (6) years, MLC and its Subsidiaries have not sent any written notice to any third party or threatened any action or claim against any third party involving or relating to any material MLC IPR.

(f)    MLC has taken commercially reasonable and appropriate steps to protect and maintain all material MLC IPR, including to preserve the security and confidentiality of MLC’s and its Subsidiaries’ material Proprietary Information (including any material third party Proprietary Information held or used by MLC or any of its Subsidiaries under an obligation of confidentiality to a third party). There has been no material breach of confidentiality obligations or unauthorized disclosure on the part of MLC, any of its Subsidiaries or, to the Knowledge of MLC, by any third party with respect to material Proprietary Information of MLC. Except as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole, MLC and its Subsidiaries use all Generative AI Tools in compliance with the applicable license terms, consents, agreements and Laws. Except as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole, MLC has not included and does not include any sensitive Personal Information, Proprietary Information of MLC or any of its Subsidiaries or of any third Person under an obligation of confidentiality by MLC or any of its Subsidiaries, in any prompts or inputs into any Generative AI Tools, except in cases where such Generative AI Tools do not use such information, prompts or services to train the machine learning or algorithm of such tools or improve the services related to such tools.
(g)    No source code of any material Software included in the MLC IPR (“MLC Software”) has been disclosed, delivered or licensed to any third party and no third party has any option or right to receive any such source code, and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license of any such source code, other than disclosures by MLC and its Subsidiaries to MLC Personnel and subcontractors involved in the development, maintenance or operation of such MLC Software, in each case pursuant to written agreements that limit the use and disclosure of such source code. The MLC Software: (i) is free from material defects and bugs, and substantially conforms to the applicable specifications, documentation, and samples therefor and (ii) does not contain any Malicious Code. No MLC Software comprises, was or is developed in whole or in part using, or is linked to or distributed with, any Open Source Software (including any modification thereof), in any manner that subjects the MLC Software (or portion thereof) to any copyleft license or which otherwise requires or purports to require MLC or any of its Subsidiaries to: (i) disclose, publish or redistribute any source code of MLC Software to any third party or (ii) grant to any third party any license with respect to Intellectual Property Rights included in the MLC Software.
(h)    All material information technology hardware (including personal computers, servers, and network hardware), software, and network and communication systems and platforms used or held for use by MLC and its Subsidiaries (collectively, the “MLC IT Infrastructure”) are either owned by, licensed or leased to MLC and its Subsidiaries. The currently existing MLC IT Infrastructure is adequate and sufficient in all material respects to meet the processing and other business requirements of MLC and its Subsidiaries as the business is currently conducted. Except as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole, the MLC IT Infrastructure: (i) operates and performs in accordance with their documentation and functional specifications, (ii) is in good working order, has been properly maintained, performed adequately and not malfunctioned or failed at any time during the last twenty four (24) months (excluding any temporary problems arising in the ordinary course of business that did not materially disrupt the operations of MLC and its Subsidiaries), and (iii) is free of any Malicious Code. During the last twenty four (24) months, to the Knowledge of MLC, no third party has gained unauthorized access to any MLC IT Infrastructure or any data contained therein, or otherwise infiltrated or adversely impacted the operation of any MLC IT Infrastructure (including any external hack, denial of service attack, ransomware attack). MLC and its Subsidiaries have taken (including through its third party service providers) commercially reasonable precautions necessary to protect, secure and maintain the MLC IT Infrastructure and the data contained therein, and the storage capacities and requirements of MLC and its Subsidiaries.
4.21     Data Privacy.
(a)    MLC and each of its Subsidiaries are in material compliance with and have at all times in the last twenty-four (24) months materially complied with all Privacy Commitments. MLC and each of its Subsidiaries has established and maintains commercially reasonable technical, physical and organizational measures designed to protect Company Data to which MLC or any of its Subsidiaries has access or otherwise Processes, including against Data Security Breaches.
(b)    MLC and each of its Subsidiaries (i) have obtained all necessary rights, permissions, and consents to permit the transfer of Personal Information in connection with the Transactions; and (ii) will, immediately following the Closing Date, continue to be permitted to Process Personal Information on terms substantially identical to those in effect as of the date of this Agreement.
(c)    To the Knowledge of MLC, there has been no Data Security Breach affecting MLC in the last twenty-four (24) months.
(d)    Neither MLC nor any of its Subsidiaries has received any Order, request, warning, reprimand, inquiry, notification, allegation or claim (i) from a Governmental Entity regarding data privacy, cybersecurity, or its data handling or data sharing practices, or (ii) from any Person alleging that it is in violation of or has not complied in any respect with any Privacy Commitment. To the Knowledge of MLC, neither MLC nor any of its Subsidiaries is currently and has not in the last twenty-four (24) months been under investigation, or subject to any complaint, audit, proceeding, investigation, enforcement action, inquiry or claim, initiated by any (a) Governmental Entity, (b) state, federal, or foreign self-regulating body, or (c) Person regarding or alleging that the Processing of Personal Information by MLC or any of its Subsidiaries is in violation of any Privacy Commitment. No Person has claimed or threatened to claim any material amount of compensation (or offer for compensation) from MLC or any of its Subsidiaries under or in connection with any actual or alleged violation of any Privacy Commitment.

(e)    MLC and each of its Subsidiaries has lawful authority for sending commercial electronic messages in compliance with Privacy and Data Security Laws, and MLC and each of its Subsidiaries has and has retained appropriate information and records upon which to ground such lawful authority.
4.22    Environmental Matters. There are no Proceedings of any kind, pending or, to the Knowledge of MLC, threatened, against MLC or any of its Subsidiaries, arising under any Environmental Law that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC. There are no Orders by or with any Governmental Entity, imposing any material liability or obligation on MLC or any of its Subsidiaries under or in respect of any Environmental Law that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC. There are and have been no releases of Hazardous Substances at any property owned or premises leased by MLC or any of its Subsidiaries during the period of MLC’s or such Subsidiary’s ownership or lease that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC. None of MLC nor any of its Subsidiaries have entered into any Contract to provide indemnification to any third party pursuant to Environmental Laws in relation to any property previously owned by MLC or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC.
4.23    Real Property. Neither MLC nor any of its Subsidiaries owns any real property. Section 4.23 of the MLC Disclosure Letter sets forth a complete and accurate list of all real property leased by MLC or any of its Subsidiaries (the “MLC Leased Real Property”). Neither MLC nor any of its Subsidiaries has received written notice of any pending or contemplated condemnation, expropriation or other Proceeding in eminent domain affecting the MLC Leased Real Property or any portion thereof or interest therein, except for such Proceedings as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole. Neither MLC nor any of its Subsidiaries has received any written notice that the current use and occupancy of the MLC Leased Real Property violates any easement, covenant, condition, restriction or similar provision in any instrument of record or other unrecorded agreement affecting the MLC Leased Real Property, as applicable, other than such violations as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole.
4.24    Investment Assets.
(a)    Each of MLC and its Subsidiaries has good title to all securities and other investment assets owned by it (the “MLC Investment Assets”), free and clear of any material Liens (other than Permitted Liens).
(b)    To the Knowledge of MLC, there are no Proceedings pending or threatened against any of the MLC Investment Assets except as would not, individually or in the aggregate, reasonably be expected to have Material Adverse Effect with respect to MLC. To the Knowledge of MLC, there is no Order binding upon any of the MLC Investment Assets other than such Orders as would not, individually or in the aggregate, reasonably be expected to have Material Adverse Effect with respect to MLC.
4.25    Appraisal Rights. Other than dissent and appraisal rights of holders of MLC Common Shares in connection with the MLC Domestication under Canadian Law, no dissent or appraisal rights shall be available to holders of MLC Common Shares in connection with the Transactions.
4.26    Investment Advisor Matters.
(a)    To the extent required by applicable Law, Mount Logan Management LLC, a Delaware limited liability company and an indirect wholly owned Subsidiary of MLC (“MLM”), has adopted, and maintained, customary “know-your-customer” and anti-money laundering programs and reporting procedures covering MLM, and has complied in all material respects with the terms of such programs and procedures for detecting and identifying money laundering with respect to MLM. To the extent applicable, other than as would not, individually or in the aggregate, reasonably be expected to be material to MLC and its Subsidiaries, taken as a whole, the subscription agreement that an investor executes prior to being admitted to any MLM Fund contains customary representations and warranties (which representations and warranties are customary as of the date of execution) that such investor, any MLM employee or any other employee, officer, director or personnel of any of the foregoing is not a Sanctioned Person.
(b)    No member of MLM or, to the Knowledge of MLC, any MLM employee: (i) has ever been indicted for or convicted of any felony or any crime involving fraud, misrepresentation or insider trading or (ii) is subject to any outstanding Order barring, suspending or otherwise materially limiting the right of any such individual to engage in any activity conducted as part of MLM as currently conducted.
(c)    No “bad actor” disqualifying event described in Rule 506(d) under the Securities Act (a “Disqualification Event”) is applicable to any member of MLM, MLM Fund, any MLC Personnel or any other employee, officer, director or personnel of any of the foregoing or, with respect to any member of MLM or MLM Fund as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1), nor is there any Proceeding pending or, to the Knowledge of MLC, threatened by any Governmental Entity that would result in the ineligibility of any MLM Client, member of MLM, MLM employee or any such other Person to offer or participate in an offering of securities in reliance on Rule 506 of Regulation D under the Securities Act.
(d)    Each member of MLM and each MLM Fund has, to the extent applicable to it, complied in all material respects with Regulation S-P and Regulation S-ID and has, to the extent required by applicable Law, adopted policies and procedures reasonably designed to address the protection of client records and information.
(e)    Since MLC’s latest balance sheet date, no member of MLM, any MLM Fund or, to the Knowledge of MLC, any “covered associate” of any of them has made a

“contribution” to an “official” of a “government entity” (as such terms are defined in Rule 206(4)-5 of the Investment Advisers Act) that would result in any such Person being unable to receive compensation for the provision of investment advisory services to any plan or program of a Governmental Entity. No member of MLM has a Contract under which it is paying a placement agent, finder, solicitor or similar person to solicit a “government entity” (as defined in Rule 206(4)-5 under the Investment Advisers Act) to retain a member of MLM to provide advisory, research or other services to a government entity or to invest in a MLM Fund, including any such Contracts that have been terminated but pursuant to which payments are continuing to be made for prior services.
(f)    Other than to the MLM Funds, no member of MLM (in such member’s capacity as such acting by or on behalf of MLM) provides (or since the Applicable Date has provided) investment advisory services to any investment vehicle, company, fund or account, or other Person.
(g)    Other than as would not result in a breach of applicable Law, none of MLM or any other member of MLM (in such member’s capacity as such acting by or on behalf of MLM) (i) is a broker, dealer, broker-dealer, bank, trust company, commodity broker-dealer, commodity trading advisor, real estate broker, insurance company, insurance broker, transfer agent or similar type of entity within the meaning of any applicable Law, or, since the Applicable Date, has acted as such in connection with any offers, sales, or distributions of securities in connection with MLM, or (ii) is required to be registered, licensed, or qualified as a bank, trust company, broker, dealer, introducing broker, commodity dealer, futures commission merchant, commodity pool operator, commodity trading advisor, real estate broker, insurance company, insurance broker, transfer agent, swaps firm, swap dealer, security-based swap dealer, major swap participant, major security-based swap participant, transfer agent, registered representative, principal, registered principal, associated person, swaps associated person, or sales person (or in a similar capacity) under the Securities Laws or other applicable Law and is not subject to any material Liability by reason of any failure to be so registered, licensed or qualified nor has received any notice from any Governmental Entity relating to any failure to be so registered, licensed or qualified.
(h)    Since the Applicable Date, (i) the applicable members of MLM have performed their respective investment management, advisory, and related duties and responsibilities in compliance, in all material respects with, and otherwise consistent with the MLM fund documentation and MLM Client Agreements applicable to such MLM Clients and (ii) no member of MLM has received any written communication from any limited partner or other similar investor of any MLM Fund or any Governmental Entity regarding any actual or alleged failure to perform investment management, advisory, and related duties and responsibilities in compliance with such agreements.
(i)    With respect to each client account pursuant to which MLC or its Subsidiaries provides or has provided services to, either (i) such account is not subject to Title I of ERISA, section 4975 of the Code or any similar Law; or (ii) such account has been operated in compliance with ERISA, Section 4975 of the Code and any applicable similar Law in all material respects.
4.27    MLM Funds.
(a)    Section 4.27(a) of the MLC Disclosure Letter sets forth a correct and complete list of each of the MLM Funds as of the date of this Agreement, together with the jurisdiction of formation of each MLM Fund. No member of MLM (in such member’s capacity as such acting by or on behalf of MLM) acts, for compensation, as the investment adviser, investment manager, investment sub-adviser, general partner, managing member, manager, or in any capacity similar to any of the foregoing, with respect to any Person (including any investment fund or other investment vehicle or separate account), other than the MLM Funds. No MLM Fund is advised by any Person serving in the capacity of primary adviser, sub-adviser or any other advisory role to such MLM Fund other than a member of MLM. Except as set forth in Section 4.28(a) of the MLC Disclosure Letter, no Person other than a member of MLM is directly entitled to any proceeds from any MLM Fund. Each MLM Fund has been duly organized or formed and is validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate, partnership, limited liability company or similar power and authority to carry on its investment activities. Each MLM Fund is duly qualified, licensed or registered to do business in each jurisdiction where it is required to do so under applicable Law, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to MLC. MLM is currently entitled to receive performance or incentive fees, performance allocations, management fees or other similar fees payable in respect of each of the MLM Funds, as set forth in the MLM fund documentation, except as may be modified by investor side letters and subscription agreements. Except as set forth in Section 4.28(a) of the MLC Disclosure Letter, MLM does not charge or receive any other fees to or from any MLM Fund other than those described in the preceding sentence.
(b)    MLM has a written MLM Client Agreement in respect of each MLM Fund for which it serves, for compensation, as investment adviser, general partner, managing member or similar entity. Each MLM Fund currently is in compliance in all material respects with applicable Laws and Orders and is operated in all material respects in accordance with its respective investment objectives, policies and restrictions, as set forth in the applicable private placement memorandum or other applicable offering document of such MLM Fund (as each such document is amended, restated or supplemented from time to time), except as would not, individually or in the aggregate, reasonably be expected to be material to the MLM Funds, taken as a whole. There have been no material errors, miscalculations, discrepancies and/or changes to calculation methodologies with respect to any fees charged under such MLM Client Agreements (or any credits, refunds or reimbursements to such MLM Funds or any investor therein related thereto), and all fees paid by such MLM Fund have been calculated using a calculation methodology consistently applied and in accordance with the applicable MLM Client Agreement in all material respects. Since MLC’s latest balance sheet date, each MLM Fund has been operated in compliance with all applicable Law, except as would not, individually or in the aggregate, reasonably be expected to be material to the MLM Funds, taken as a whole.
(c)    Except as would not reasonably be expected to be material to the MLM Funds, taken as a whole, each MLM Fund has offered its securities (i) in the United States in compliance with the applicable requirements of the private placement exemption in Section 4(a)(2) of the Securities Act or Rule 506 under the Securities Act and any applicable requirements under state law and (ii) in any foreign jurisdictions in compliance with the applicable requirements of the Laws of such jurisdictions regarding the offering of securities therein.
(d)    With respect to each MLM Fund, either (i) such MLM Fund does not hold (and has not held) Plan Assets and is not and has not been subject to Similar Laws that would be violated by the Transactions; or (ii) has been operated in compliance with ERISA in all material respects and is not subject to Similar Laws that would be violated by the Transactions (“Plan Asset Funds”). Section 4.28(d) of the MLC Disclosure Letter contains a true and complete list of Plan Asset Funds. Each member of MLM that acts (or has acted) as “fiduciary” (within the meaning of Section 3(21) of ERISA) and a “qualified professional asset manager” (“QPAM”) (within the meaning of the QPAM Exemption) with respect to any Benefit Plan Investor has, at all times, met the conditions to qualify as a QPAM under the QPAM Exemption. Other than with respect to the Plan Asset Funds, no member of MLM (in such member’s capacity as such acting by or on behalf of MLM) provides (or has provided) investment advisory services to any Benefit Plan Investor or plan, entity or account subject to any similar Laws.
4.28    No “Collateral Benefit”. Except as disclosed in Section 4.28 of the MLC Disclosure Letter, to the Knowledge of MLC, no related party of MLC (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding MLC Common Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the Transactions.
4.29    Insurance Business.
(a)    Each Subsidiary of MLC that conducts the business of insurance (each, an “MLC Insurance Subsidiary”) is (i) duly licensed or authorized as an insurance company in its jurisdiction of organization and (ii) duly licensed, authorized or otherwise eligible to transact the business of insurance in each other jurisdiction where it is required to be so licensed, authorized or otherwise eligible in order to conduct its business as currently conducted, except in each case, where the failure to be so qualiﬁed or licensed would not, individually or in the aggregate, reasonably be likely to be material to MLC and its Subsidiaries, taken as a whole. No Governmental Entity has asserted any deﬁciency related to any statutory statement of any MLC Insurance Subsidiary that has not been resolved to the reasonable satisfaction of such Governmental Entity, except for any such deficiency that would not, individually or in the aggregate, reasonably be likely to be material to MLC and its Subsidiaries, taken as a whole.

(b)     (i) There is no pending or, to MLC’s Knowledge, threatened in writing assertion by any state insurance regulatory authority that any MLC Insurance Subsidiary has violated, nor, to MLC’s Knowledge, is there any investigation pending or threatened in writing by any state insurance regulatory authority related to possible material violations by any MLC Insurance Subsidiary of any applicable insurance laws, (ii) each MLC Insurance Subsidiary has been duly authorized by the relevant insurance regulatory authorities to operate in its jurisdictions of operations, and (iii) since the Applicable Date, each MLC Insurance Subsidiary has, to the extent applicable, timely ﬁled all material reports, forms, rates, notices and materials required to be ﬁled by it with any state insurance regulatory authority, except, in the case of clause (iii) as would not be material to MLC and its Subsidiaries, taken as a whole. None of the MLC Insurance Subsidiaries is subject to any Order of any insurance regulatory authority, and no insurance regulatory authority has revoked, suspended or limited, or, to MLC’s Knowledge, threatened in writing to revoke, suspend or limit, any Permit issued pursuant to applicable insurance Laws to any MLC Insurance Subsidiary.
(c)    None of the MLC Insurance Subsidiaries is commercially domiciled under the Laws of any jurisdiction and treated as domiciled in a jurisdiction other than that of its jurisdiction of incorporation. Neither MLC nor any of the MLC Insurance Subsidiaries is subject to any requirement imposed by a Governmental Entity to maintain speciﬁed capital or surplus amounts or levels or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions imposed by applicable insurance Laws of general application.
ARTICLE V

CONDUCT OF BUSINESS OF TURN
5.1    Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated in accordance with Article IX, except as may be required by applicable Law, as expressly permitted or required by this Agreement, as may be set forth in Section 5.1 or Section 5.2 of the TURN Disclosure Letter, or with the prior written consent of MLC, which prior written consent shall not be unreasonably delayed, conditioned or withheld, TURN shall, and shall cause each of its Subsidiaries to, (a) use commercially reasonable efforts to, in all material respects, conduct its business in the ordinary course of business consistent with past practice and TURN’s investment objectives and policies as publicly disclosed and in effect immediately prior to the date of this Agreement (the “TURN Investment Objectives”), and (b) use commercially reasonable efforts to maintain and preserve intact its business organization and existing business relationships in all material respects.
5.2    TURN Forbearances. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated in accordance with Article IX, except as may be required by applicable Law, as expressly permitted or required by this Agreement or as set forth in Section 5.2 of the TURN Disclosure

Letter, TURN shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of MLC (which prior written consent shall not be unreasonably delayed, conditioned or withheld):
(a)    Issue, deliver, sell or grant, encumber or pledge, or authorize the creation of (i) any shares of its capital stock, (ii) any Voting Debt or other voting securities or (iii) any securities convertible into or exercisable or exchangeable for, or any other Rights to acquire, any such shares or other securities.
(b)    (i) Make, authorize, declare, pay or set aside any dividend in respect of, or declare or make any distribution on, any shares of its capital stock, except for dividends payable by any direct or indirect wholly owned Subsidiary of TURN to TURN or another direct or indirect wholly owned Subsidiary of TURN; (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire by tender offer or otherwise, any shares of its capital stock or any rights, warrants or options to acquire, or securities convertible into, such capital stock.
(c)    Sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its assets or properties, except for sales, transfers, leases, mortgages, encumbrances or other dispositions (i) in the ordinary course of business consistent with past practice and the TURN Investment Objectives, (ii) encumbrances required to secure Indebtedness of TURN or any of its Subsidiaries outstanding as of the date of this Agreement pursuant to the terms of such Indebtedness as in effect as of the date of this Agreement or (iii) of obsolete equipment.
(d)    Acquire or agree to acquire all or any portion of the assets, business or properties of any other Person, whether by merger, consolidation, purchase or otherwise or make any other investments of any kind, except for (i) subject to the requirements of clause (ii) that follows, if applicable, any such acquisition or investment conducted in the ordinary course of business consistent with past practice and the TURN Investment Objectives or (ii) any investment (x) in liquid, “Level 1” securities (as determined in accordance with Accounting Standards Codification, “Fair Value Measurements and Disclosures (Topic 820),” issued by the Financial Accounting Standards Board) traded on a national securities exchange where the size of the position is no more than 12.5% of the daily average float for such security measured based on daily weighted average over the immediately preceding 20 trading days and (y) that is not an existing portfolio company of BC Partners Advisors L.P. (“BC Partners”) or any of Affiliates (including for this purpose any of its or their managed or advised funds or vehicles) to the extent that such investment would reasonably be expected to limit BC Partners or any of its Affiliates from entering into transactions with such portfolio company based on the requirements and limitations of the Investment Company Act.
(e)    Amend, alter or otherwise modify the TURN Charter, the TURN Bylaws or any other governing documents of TURN or any governing documents of TURN’s Subsidiaries.

(f)    Implement or adopt any material change in TURN’s Tax or financial accounting principles, practices or methods, other than as required by applicable Law, GAAP, the SEC or applicable regulatory requirements.
(g)    Except as may be required by applicable Law or the terms of any TURN Company Plan as in effect as of the date of this Agreement and listed on Section 3.16(a) of the TURN Disclosure Letter, (i) hire or terminate (other than for cause), or provide notice of termination to any employee, officer, director, independent contractor or consultant of TURN or any of its Subsidiaries; (ii) establish, amend, become a party to, commit to adopt or terminate any TURN Company Plan or any arrangement that would be a TURN Company Plan if it were in effect on the date hereof; (iii) grant any increase in the base salary, hourly wage, severance entitlements or other compensation or benefits to any employee, officer, director or other individual service provider of TURN or any of its Subsidiaries; or (iv) enter into any labor or collective bargaining agreement.
(h)    Make, change or revoke any material election in respect of Taxes, change any annual Tax accounting period, adopt or change any material method of Tax accounting, file or amend any material Tax Returns or file claims for material Tax refunds, enter into any material “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Governmental Entity with respect to any Tax, waive or extend any statute of limitations period in respect of a material amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in a material Tax Liability; provided, however, that nothing in this Section 5.2(h) shall be construed to relate to or affect in any manner the determination of whether TURN is taxed as a regulated investment company (RIC) or as a C corporation under the Code for any tax year during the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated in accordance with Article IX, which shall be left to the sole determination of TURN.
(i)    Take or agree to take any action that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.
(j)    Incur any Indebtedness for borrowed money or guarantee any Indebtedness of another Person, except for draw-downs with respect to financing arrangements existing as of the date of this Agreement that are identified on Section 5.2(j) of the TURN Disclosure Letter.
(k)    Make or agree to make any capital expenditure.
(l)    Enter into any new line of business (it being understood that this prohibition does not apply to any portfolio companies in which TURN or any of its Subsidiaries has made or makes an investment that is, would or should be reflected in TURN’s schedule of investments included in its periodic reports that are filed with the SEC or that are in the ordinary course of business, consistent with past practice and the TURN Investment Objectives and comply with subclause (ii) of Section 5.2(d)).
(m)    Enter into any Contract that would otherwise constitute a TURN Material Contract or TURN Client Agreement had it been entered into prior to the date of this Agreement.
(n)    Terminate, cancel, renew or agree to any material amendment of, change in or waiver under any TURN Material Contract, other than any termination or renewal that occurs automatically pursuant to the terms of the TURN Material Contract.
(o)    Settle, cancel, waive, release or otherwise compromise any Proceeding against it, except for Proceedings that (i) are settled in the ordinary course of business consistent with past practice, in an amount not in excess of $25,000 in the aggregate (after reduction by any insurance proceeds actually received or that would reasonably be expected to be received); (ii) would not impose any material restriction on the conduct of the business of TURN or any of its Subsidiaries or, after the Effective Time, New Parent or any of its Subsidiaries, and (iii) would not admit liability, guilt or fault.
(p)    (i) Pay, discharge or satisfy any Indebtedness for borrowed money, other than the payment, discharge or satisfaction required pursuant to the terms of such outstanding Indebtedness of TURN or its Subsidiaries as in effect as of the date of this Agreement or otherwise incurred in accordance with the terms of this Agreement or (ii) cancel any material Indebtedness.
(q)    Merge or consolidate TURN or any of its Subsidiaries with any Person or enter into any other similar extraordinary corporate transaction with any Person (other than transactions solely by or among TURN and its Subsidiaries), or adopt, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of TURN or any of its Subsidiaries.
(r)    Enter into any Contract with any Affiliate, unless such Contract terminates at or prior to the Effective Time without any continuing liabilities or obligations thereafter on the part of TURN, New Parent, MLC or their respective Affiliates.
(s)    Terminate, cancel or let lapse any material TURN Insurance Policy (other than in connection with the earlier or concurrent replacement thereof with a policy having no less favorable coverage and other material terms to TURN and its Subsidiaries than the TURN Insurance Policy so terminated, canceled or lapsed) or fail to file any material claim under any TURN Insurance Policy in a timely manner as required by any such TURN Insurance Policy.
(t)    Agree to take, make any commitment to take, or adopt any resolution authorizing any of the actions prohibited by this Section 5.2.
5.3    Acknowledgement. Nothing contained in this Agreement shall give MLC, directly or indirectly, any right to control or direct the operations of TURN or any of its

Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of TURN and its Subsidiaries, on the one hand, and MLC and its Subsidiaries, on the other hand, shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.
ARTICLE VI

CONDUCT OF BUSINESS OF MLC
6.1    Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated in accordance with Article IX, except as may be required by applicable Law, as expressly permitted or required by this Agreement, as may be set forth in Section 6.1 or Section 6.2 of the MLC Disclosure Letter, or with the prior written consent of TURN, which prior written consent shall not be unreasonably delayed, conditioned or withheld, MLC shall, and shall cause each of its Subsidiaries to, (a) use commercially reasonable efforts to, in all material respects, conduct its business in the ordinary course of business consistent with past practice and MLC’s investment objectives and policies as publicly disclosed and in effect immediately prior to the date of this Agreement (the “MLC Investment Objectives”), and (b) use commercially reasonable efforts to maintain and preserve intact its business organization and existing business relationships.
6.2    MLC Forbearances. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated in accordance with Article IX, except as may be required by applicable Law, as expressly permitted or required by this Agreement or as set forth in Section 6.2 of the MLC Disclosure Letter, MLC shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of TURN (which prior written consent shall not be unreasonably delayed, conditioned or withheld):
(a)    Issue, deliver, sell or grant, encumber or pledge, or authorize the creation of (i) any shares of its capital stock, (ii) any Voting Debt or other voting securities or (iii) any securities convertible into or exercisable or exchangeable for, or any other Rights to acquire, any such shares or other securities.
(b)    (i) Make, authorize, declare, pay or set aside any dividend in respect of, or declare or make any distribution on, any shares of its capital stock, except for dividends (x) paid in the ordinary course of business consistent with past practice (including MLC’s quarterly dividend) or (y) payable by any direct or indirect wholly owned Subsidiary of MLC to MLC or another direct or indirect wholly owned Subsidiary of MLC; (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire by tender offer or otherwise, any shares of its capital stock or any rights, warrants or options to acquire, or securities convertible into, such capital stock.

(c)    Sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its material assets or properties, except for sales, transfers, leases, mortgages, encumbrances or other dispositions (i) in the ordinary course of business consistent with past practice and the MLC Investment Objectives, (ii) encumbrances required to secure Indebtedness of MLC or any of its Subsidiaries outstanding as of the date of this Agreement pursuant to the terms of such Indebtedness as in effect as of the date of this Agreement or (iii) obsolete equipment.
(d)    Acquire or agree to acquire all or any portion of the assets, business or properties of any other Person, whether by merger, consolidation, purchase or otherwise or make any other investments of any kind, except for any such acquisition or investment conducted in the ordinary course of business consistent with past practice and the MLC Investment Objectives.
(e)    Amend, alter or otherwise modify the articles, bylaws or any other governing documents of MLC or any governing documents of its Subsidiaries.
(f)    Implement or adopt any material change in its Tax or financial accounting principles, practices or methods, other than as required by applicable Law, IFRS, GAAP, the SEC, Canadian Securities Authorities, Cboe Canada or applicable regulatory requirements.
(g)    Make, change or revoke any material election in respect of Taxes, change any annual Tax accounting period, adopt or change any material method of Tax accounting, file or amend any material Tax Returns or file claims for material Tax refunds, enter into any material “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Governmental Entity with respect to any Tax, waive or extend any statute of limitations period in respect of a material amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in a material Tax Liability.
(h)    Take or agree to take any action that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.
(i)    Incur any Indebtedness for borrowed money or guarantee any Indebtedness of another Person, in each case, in excess of $5,000,000 in the aggregate, except for draw-downs with respect to financing arrangements existing as of the date of this Agreement that are identified on Section 6.2(i) of the MLC Disclosure Letter.
(j)    Make or agree to make any capital expenditure, other than in the ordinary course of business consistent with past practice.
(k)    Enter into any new line of business outside of the asset management, insurance or receivable servicing space (it being understood that this prohibition does not apply to any portfolio companies in which MLC or any of its Subsidiaries has made or makes an investment that is, would or should be reflected in MLC’s schedule of investments included in its periodic reports that are filed under applicable Canadian Securities Laws or that are in the ordinary course of business, consistent with past practice and the MLC Investment Objectives).
(l)    Settle, cancel, waive, release or otherwise compromise any Proceeding against it, except for Proceedings (x) that (i) are settled in the ordinary course of business consistent with past practice, in an amount not in excess of $25,000 in the aggregate (after reduction by any insurance proceeds actually received or that would reasonably be expected to be received); (ii) would not impose any material restriction on the conduct of the business of MLC or any of its Subsidiaries or, after the Effective Time, New Parent or any of its Subsidiaries, and (iii) would not admit liability, guilt or fault or (y) that are related to the business or assets of Ability Insurance Company.
(m)    (i) Pay, discharge or satisfy any Indebtedness for borrowed money, other than the payment, discharge or satisfaction required pursuant to the terms of such outstanding Indebtedness of MLC or its Subsidiaries as in effect as of the date of this Agreement or (ii) cancel any material Indebtedness.
(n)    Except for transactions solely by or among MLC and its Subsidiaries, merge, amalgamate or consolidate MLC or any of its Subsidiaries with any Person or enter into any other similar extraordinary corporate transaction with any Person, or adopt, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of MLC or any of its Subsidiaries.
(o)    Terminate, cancel or let lapse any material MLC Insurance Policy (other than in connection with the earlier or concurrent replacement thereof having no less favorable coverage and other material terms to MLC and its Subsidiaries than the MLC Insurance Policy so terminated, canceled or lapsed) or fail to file any material claim under any MLC Insurance Policy in a timely manner as required by any such MLC Insurance Policy.
(p)    Enter into any Contract with any Affiliate, unless (i) such Contract terminates at or prior to the Effective Time without any continuing liabilities or obligations thereafter on the part of TURN, New Parent, MLC or their respective Affiliates or (ii) such Contract is materially similar in scope and amount to other existing Contracts between MLC or its Subsidiaries and their respective Affiliates.
(q)    Agree to take, make any commitment to take, or adopt any resolution authorizing any of the actions prohibited by this Section 6.2.
6.3    Acknowledgement. Nothing contained in this Agreement shall give TURN, directly or indirectly, any right to control or direct the operations of MLC or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of MLC and its Subsidiaries, on the one hand, and TURN and its Subsidiaries, on the other hand, shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

ARTICLE VII

ADDITIONAL AGREEMENTS
7.1    Access to Information.
(a)    Without limitation of Section 2.6(c), until the Effective Time or the earlier termination of this Agreement in accordance with Article IX, and upon reasonable notice, except as may otherwise be restricted by applicable Law, each of MLC and TURN shall, and each shall cause its Subsidiaries to, afford to the directors, officers, accountants, counsel, advisors and other Representatives of the other Party, reasonable access, during normal business hours, to its properties, books, Contracts, and records for the purpose of preparing for Closing and any related post-Closing integration and, during such period, such Party shall, and shall cause its Subsidiaries to, make available to the other Party all other information concerning its business and properties as the other Party may reasonably request in connection therewith; provided, that the foregoing shall not require MLC or TURN, as applicable, to afford access to or to disclose any information to the extent that such disclosure, in such Party’s reasonable judgment, would violate any confidentiality or other contractual or legal obligations to which such Party is subject if after using its commercially reasonable efforts with respect thereto, it was unable to obtain any required consent to provide such access or make such disclosure; provided, further, that either MLC or TURN may restrict access to the extent required by any applicable Law or as may be necessary to preserve attorney-client privilege or other legal privilege from disclosure under any circumstances in which such privilege may be jeopardized by such disclosure or access.
(b)    Any information exchanged pursuant to this Section 7.1 shall be deemed Confidential Information and held by the receiving Party in accordance with Section 7.19.
(c)    No investigation by a Party hereto or its representatives shall affect or be deemed to modify the representations and warranties of the other Party set forth in this Agreement.
7.2    Reasonable Best Efforts. Subject to the right of MLC to take any action that constitutes a MLC Adverse Recommendation Change as expressly permitted pursuant to Section 7.9, and the right of TURN to take any action that constitutes a TURN Adverse Recommendation Change as expressly permitted pursuant to Section 7.10, and except as otherwise set forth in Section 7.3 with respect to Required Filings, the Parties shall use reasonable best efforts to take or cause to be taken all actions, to do or cause to be done and to assist, and reasonably cooperate with the other Parties in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the Transactions, including: (i) taking the steps set forth in Article I and Article II to consummate the Transactions, (ii) causing the conditions precedent set forth in Article VIII to be satisfied; (iii) obtaining applicable consents, waivers or approvals of any third-parties, including any Governmental Entities; (iv) defending any Proceeding, whether judicial or administrative, challenging this Agreement, the Transactions or the performance by the Parties of their obligations hereunder; and (v) executing and delivering such instruments, and taking such other actions, as the Parties may reasonably require in order to carry out the intent of the this Agreement. In furtherance (but not in limitation) of the foregoing and subject to applicable Law, MLC and TURN each shall consult the other on all the information that appears in any filing made with, or written materials submitted to, any third-party or any Governmental Entity in connection with the Transactions. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties shall reasonably consult with each other with respect to the obtaining of all Permits, consents, approvals and authorizations of all third parties and Permits of all Governmental Entities necessary or advisable to consummate the Transactions and each Party will keep the other reasonably apprised of the status of matters relating to completion of the Transactions.
7.3    Regulatory Matters.
(a)    The Parties shall use reasonable best efforts to, as promptly as practicable following the date of this Agreement, obtain consents or approvals from, or make any notice filings or registrations with, any applicable Governmental Entity as may be required in connection with consummation of the Transactions. Without limiting the foregoing, as promptly as practicable following the date of this Agreement, the Parties shall use reasonable best efforts to:
(i)    prepare and file with the SEC and Cboe Canada the Registration Statement and Joint Proxy Statement/Prospectus (which shall constitute a management information circular of MLC to be delivered to shareholders of MLC in connection with obtaining approval of the MLC Matters by the shareholders of MLC) together with any other documents required by Law in connection with the MLC Shareholders Meeting and the Arrangement; provided that notwithstanding the foregoing obligation with respect to the preparation and filing of the Registration Statement and Joint Proxy Statement/Prospectus and such other documents, the Parties acknowledge and agree that it is anticipated that the historical IFRS financial statements of MLC, which are expected to be needed for purposes of the initial filing with the SEC of the Registration Statement and Joint Proxy Statement/Prospectus, will need to be converted to GAAP financial statements, which are anticipated to be available on or about April 1, 2025, and MLC shall use its reasonable best efforts to effectuate such conversion as soon as reasonably practicable following the Effective Time;
(ii)    in respect of MLC, make application to the Ontario Securities Commission requesting the consent of the Ontario Securities Commission in respect of the MLC Domestication pursuant to the OBCA;
(iii)    in respect of MLC, make application in a manner reasonably acceptable to TURN for a hearing before the Court pursuant to Section 182 of the OBCA seeking the Interim Order and, in cooperation with TURN, proceed with such application and diligently pursue obtaining the Interim Order, which must provide, among other things:

(A)    for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the MLC Shareholders Meeting and for the manner in which such notice is to be provided;
(B)    that the required level of approval for the MLC Resolutions shall be (i) two-thirds of the votes cast on such resolution by MLC shareholders present in person or represented by proxy at the MLC Shareholders Meeting, and (ii) if required, a majority of the votes cast on such resolution by MLC shareholders present in person or represented by proxy at the MLC Shareholders Meeting excluding for this purpose votes attached to MLC Common Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;
(C)    that, in all other respects, the terms, restrictions and conditions of the MLC Constating Documents, including quorum requirements and all other matters, shall apply in respect of the MLC Shareholders Meeting;
(D)    for the grant of Dissent Rights to those MLC shareholders who are registered MLC shareholders as contemplated in the Plan of Arrangement;
(E)    for the notice requirements with respect to the presentation of the application to the Court for the Final Order;
(F)    that the MLC Shareholders Meeting may be adjourned or postponed from time to time by MLC in accordance with the terms of this Agreement without the need for additional approval of the Court;
(G)    confirmation of the record date for the MLC shareholders entitled to receive notice of and to vote at the MLC Shareholders Meeting and that the record date will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the MLC Shareholders Meeting, unless required by the Court; and
(H)    for such other matters as MLC or TURN may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably delayed, conditioned or withheld;
(iv)    in respect of MLC, if the Interim Order is obtained and the MLC Resolutions are passed at the MLC Shareholders Meeting as provided for in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue obtaining the Final Order pursuant to Section 182 of the OBCA, as soon as reasonably practicable, but in any event submitting not later than three Business Days after the MLC Resolution is passed at the MLC Shareholders Meeting;
(v)    in respect of MLC, make application to the Ontario Ministry by filing a Form 5265E – Authorization to Continue Out of BCA, Business Corporations Act;

(vi)    in respect of MLC, prepare and file a notice to the Minister of Innovation, Science and Economic Development of the completion of the Transactions to be provided under the Investment Canada Act;
(vii)    in respect of MLC, if required, cause the filing by Crown Private Credits Partners Inc. pursuant to Section 11.10 of National Instrument 31-103 – Registration Requirements to be made;
(viii)    in respect of MLC, make application to obtain a consent to the Transactions from the Nebraska Department of Insurance;
(ix)    prepare and file articles of merger or equivalent instruments in connection with the Mergers; and
(x)    prepare and file any applications, notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), to the extent applicable.
(b)    Each of MLC and TURN shall cooperate with the other in the preparation of the Registration Statement, Joint Proxy Statement/Prospectus and such other documents described in Section 7.3(a)(i), and any other filing or application required to be made by either Party in connection with the Transactions (collectively, the “Required Filings”). In furtherance of Section 7.4(a), MLC shall, as promptly as practicable after the Joint Proxy Statement/Prospectus is declared effective by the SEC and after obtaining the Interim Order, cause the Joint Proxy Statement/Prospectus to be filed and sent to each MLC shareholder and other Persons as required by the Interim Order and Law. Each of MLC and TURN shall also use its reasonable best efforts to obtain any necessary consents from any of its respective auditors and any other advisors to the use of any financial or other expert information required to be included in the Required Filings or in any other disclosure document required by Law and to the identification in the Required Filings or such disclosure document of each such advisor. Each Party shall furnish to the other all information reasonably requested as may be reasonably necessary or advisable in connection with the Required Filings and shall provide the other with a draft of any such Required Filing a reasonable period in advance of its filing to allow the other Party to review and comment on such Required Filing, and the filing Party shall incorporate into such Required Filing any reasonable comments provided by the other Party in good faith. To the extent permitted by Law and reasonably practicable, and unless otherwise requested by the applicable Governmental Entity, each Party agrees to provide the other Parties the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such Party or any of its Affiliates, on the one hand, and any Governmental Entity, on the other hand, concerning this Agreement or any of the Transactions.
(c)    Prior to the Effective Time, subject to applicable Law, each Party hereto shall promptly notify the other Party in writing (i) upon becoming aware of any event or circumstance that is required to be described in an amendment to any Required Filing and (ii)

after the receipt by such Party of any comments on such Required Filing by the applicable Governmental Entity.
(d)    Subject to applicable Law, each of MLC and TURN shall promptly advise the other upon receiving any material communication from any Governmental Entity in respect of any Required Filing.
7.4    Shareholder Approvals; Court and Arrangement Matters.
(a)    As of the date of this Agreement, the board of directors of MLC has adopted resolutions (i) authorizing, approving and adopting this Agreement and the Transactions, (ii) declaring this Agreement, the Transactions and the other MLC Matters advisable and in the best interests of MLC and the shareholders of MLC, (iii) directing that this Agreement and the MLC Matters be submitted to the shareholders of MLC entitled to vote thereon and (iv) recommending that the shareholders of MLC adopt this Agreement and authorize and approve the MLC Matters (the foregoing clauses (ii) and (iv), the “MLC Recommendation”). Notwithstanding anything to the contrary in Section 7.9, MLC shall submit to its shareholders the MLC Resolutions on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by the shareholders of MLC in order to carry out the Transactions. In furtherance of that obligation, MLC shall take, in accordance with applicable Law, the Interim Order and the MLC Constating Documents, all actions necessary to send a notice as promptly as practicable following the later of (i) the date on which the SEC declares effective the Registration Statement of which the Joint Proxy Statement/Prospectus forms a part and (ii) the date the Interim Order is issued, to convene the MLC Shareholders Meeting, as promptly as practicable thereafter, to consider and vote upon approval of the MLC Resolutions, on the terms and conditions set forth in this Agreement, as well as any other such matters. The record date for the MLC Shareholders Meeting shall be determined in prior consultation with and subject to the prior written approval of TURN (which prior written approval shall not be unreasonably delayed, conditioned or withheld). MLC shall use reasonable best efforts to obtain from MLC’s shareholders the vote required to approve the MLC Matters, on the terms and conditions set forth in this Agreement, including, subject to Section 7.9, by providing to MLC’s shareholders the MLC board of directors’ recommendation of the MLC Resolutions and including such recommendation in the Joint Proxy Statement/Prospectus and by postponing or adjourning the MLC Shareholders Meeting on one or more occasions as would reasonably be deemed necessary to obtain a quorum or solicit additional proxies in order to achieve the MLC Requisite Vote; provided, that MLC shall not postpone or adjourn the MLC Shareholders Meeting for any other reason without the prior written consent of TURN (which prior written consent shall not be unreasonably delayed, conditioned or withheld). Without limiting the generality of the foregoing, MLC’s obligations pursuant to this Section 7.4(a) (including its obligation to submit to its shareholders the MLC Resolutions and any other matters required to be approved or adopted by its shareholders in order to carry out the Transactions) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to MLC, its Representatives or its shareholders of any Takeover Proposal (including any MLC Superior Proposal), (ii) MLC effecting a Takeover Approval or delivering a Notice of a MLC Superior

Proposal or (iii) a MLC Adverse Recommendation Change (but shall cease, for the avoidance of doubt, upon the valid termination of this Agreement).
(b)    The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement. MLC shall send the Articles of Arrangement to the OBCA Director prior to the Effective Time.
(c)    In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, MLC shall diligently pursue, and cooperate with TURN in diligently pursuing, the Interim Order and the Final Order, and MLC will provide TURN and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials, and will reasonably consider any such comments proposed by TURN and its legal counsel in good faith. MLC will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement, provided that no modification or amendment to such filed or served materials that expands or increases TURN’s or New Parent’s obligations, or diminishes or limits TURN’s or New Parent’s rights under this Agreement shall be made without TURN’s prior written consent. MLC will also provide legal counsel to TURN with copies of any notice and evidence served on MLC or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. MLC will oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, TURN.
(d)    As of the date of this Agreement, the board of directors of TURN has adopted resolutions (i) authorizing, approving and adopting this Agreement and the Transactions, (ii) declaring this Agreement and the Transactions advisable and in the best interests of TURN and the shareholders of TURN, (iii) directing that this Agreement and the TURN Matters be submitted to the shareholders of TURN entitled to vote thereon and (iv) recommending that the shareholders of TURN adopt this Agreement and authorize and approve the TURN Matters (the foregoing clauses (ii) and (iv), the “TURN Recommendation”). Notwithstanding anything to the contrary in Section 7.10, TURN shall submit to its shareholders the TURN Matters on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by the shareholders of TURN in order to carry out the Transactions. In furtherance of that obligation, TURN shall take, in accordance with applicable Law and the TURN Charter and the TURN Bylaws, all actions necessary to send a notice as promptly as practicable following the date on which the SEC declares effective the Registration Statement of which the Joint Proxy Statement/Prospectus forms a part, to convene the TURN Shareholders Meeting, as promptly as practicable thereafter, to consider and vote upon approval of the TURN Matters, on the terms and conditions set forth in this Agreement, as well as any other such matters. The record date for the TURN Shareholders Meeting shall be determined in prior consultation with and subject to the prior written approval of MLC (which prior written approval shall not be unreasonably delayed, conditioned or withheld). TURN shall use reasonable best efforts to obtain from TURN’s shareholders the vote required to approve the TURN Matters, on the terms and conditions set forth in this Agreement, including, subject to Section 7.10, by providing to TURN’s shareholders the TURN board of directors’ recommendation of the TURN Matters and including such recommendation in the Joint Proxy Statement/Prospectus and by postponing or adjourning the TURN Shareholders Meeting on one or more occasions as would reasonably be deemed necessary to obtain a quorum or solicit additional proxies in order to achieve the TURN Requisite Vote; provided, that TURN shall not postpone or adjourn the TURN Shareholders Meeting for any other reason without the prior written consent of MLC (which prior written consent shall not be unreasonably delayed, conditioned or withheld). Without limiting the generality of the foregoing, TURN’s obligations pursuant to this Section 7.4(d) (including its obligation to submit to its shareholders the TURN Matters and any other matters required to be approved or adopted by its shareholders in order to carry out the Transactions) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to TURN, its Representatives or its shareholders of any Takeover Proposal (including any TURN Superior Proposal), (ii) TURN effecting a Takeover Approval or delivering a Notice of a TURN Superior Proposal or (iii) a TURN Adverse Recommendation Change (but shall cease, for the avoidance of doubt, upon the valid termination of this Agreement).
7.5    New Parent Nasdaq Listing. The Parties shall, and shall cause New Parent to, use reasonable best efforts to cause the shares of New Parent Common Stock to be issued as Merger Consideration under this Agreement to be approved for listing on the Nasdaq, subject to official notice of issuance, at or prior to the Effective Time.
7.6    Indemnification; Directors’ and Officers’ Insurance.
(a)    The Parties agree that all rights to indemnification, advancement of expenses, and exculpation by MLC or TURN, as applicable, now existing in favor of each Person who (i) is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of MLC or TURN, as applicable, or any of their respective Subsidiaries, or (ii) is now serving, or has served at any time prior to the date of this Agreement or who serves or agrees to serve prior to the Effective Time, any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of MLC or TURN (each Person described by clause (i) or (ii), an “Indemnified Party”) as such rights are provided in the organizational documents of MLC or TURN, as applicable, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date of this Agreement to the extent disclosed in Section 7.6 of the MLC Disclosure Letter or Section 7.6 of the TURN Disclosure Letter, as applicable, shall be assumed by New Parent, without further action, at the Effective Time and shall survive the Mergers and shall remain in full force and effect in accordance with their terms; provided that, for the avoidance of doubt, notwithstanding such assumption, each of MLC and TURN, as applicable, shall retain such obligations on a joint and several basis with New Parent. For a period of six years from the Effective Time, New Parent shall maintain in effect (and cause TURN and MLC, as applicable, to maintain in effect) the exculpation, indemnification, and advancement of expenses provisions of their respective organizational documents as in effect as of the date of this Agreement with respect to acts or omissions by any Indemnified Party occurring prior to the Effective Time, and shall not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided, that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.
(b)    Prior to the Effective Time, MLC shall obtain and fully pay the premium for a “tail” insurance policy for the extension of the directors’ and officers’ liability coverage of each of MLC’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of six years from and after the Effective Time with coverage and amounts not less than, and terms and conditions that are no less advantageous to the insureds as, MLC’s existing policies with respect to matters existing or occurring at or prior to the Effective Time.
(c)    Prior to the Effective Time, TURN shall obtain and fully pay the premium for a “tail” insurance policy for the extension of the directors’ and officers’ liability coverage of each of TURN’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of six years from and after the Effective Time with coverage and amounts not less than, and terms and conditions that are no less advantageous to the insureds as, TURN’s existing policies with respect to matters existing or occurring at or prior to the Effective Time.
(d)    Notwithstanding anything contained in this Agreement to the contrary, this Section 7.6 shall survive the Effective Time for a period of six (6) years after the Effective Time and shall be binding, jointly and severally, on all successors and assigns of New Parent, TURN and MLC. In the event that New Parent, TURN, MLC or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns thereof shall succeed to the obligations set forth in this Section 7.6.
(e)    The Indemnified Parties to whom this Section 7.6 apply are intended to be third-party beneficiaries of this Section 7.6, and the provisions of this Section 7.6 are intended to be for the benefit of such Indemnified Parties and their respective successors, heirs, executors, trustees, fiduciaries, administrators, agents or representatives.
7.7    Publicity. The initial press release with respect to the Transactions shall be a joint press release reasonably acceptable to each of MLC and TURN. Thereafter, so long as this Agreement is in effect, MLC and TURN each shall consult with the other before issuing or causing the publication of any press release or other public announcement with respect to this Agreement, the Mergers, or the Transactions, except as may be required by applicable Law or the rules and regulations of the Nasdaq and Cboe Canada and, to the extent practicable, before such press release or disclosure is issued or made, MLC or TURN, as applicable, shall have used commercially reasonable efforts to advise the other Party of, and consult with the other Party regarding, the text of such disclosure; provided, that either MLC or TURN may make any public statement (including in response to questions by analysts, investors or those attending industry conferences or financial analyst conference calls), so long as any such statements are consistent with, and do not include information (other than immaterial information) not included in, previous press releases, public disclosures or public statements made in compliance with this Section 7.7.
7.8    No Solicitation.
(a)    Each of MLC and TURN shall, and each shall cause its respective Subsidiaries, and its and their respective officers, directors, trustees, managers, employees, consultants, financial advisors, attorneys, accountants and other advisors, representatives and agents (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person that may be ongoing with respect to, or that are intended to or would reasonably be expected to lead to, a Takeover Proposal, and demand the immediate return or destruction (which destruction shall be certified in writing to MLC or TURN, as applicable, to the extent contemplated by any applicable confidentiality agreement binding on such Person) of all confidential information previously furnished to any Person (other than MLC, TURN or their respective Affiliates or Representatives) with respect thereto. Prior to the Effective Time, subject to Section 7.9 in the case of MLC and Section 7.10 in the case of TURN, each of MLC and TURN shall not, shall cause its respective Subsidiaries and its and their respective officers and directors not to, and shall direct their respective other Representatives not to: (i) directly or indirectly solicit, initiate, knowingly facilitate or knowingly encourage or take any other action (including by providing information) designed to, or which would reasonably be expected to, facilitate any inquiries or the making or submission or implementation of any proposal or offer (including any proposal or offer to its shareholders) with respect to any Takeover Proposal (other than discussions solely to clarify whether a proposal or offer constitutes a Takeover Proposal); (ii) approve, publicly endorse or recommend or enter into any agreement, arrangement, discussions or understandings with respect to any Takeover Proposal (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement, other than an Acceptable Confidentiality Agreement) or enter into any Contract or understanding (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) requiring it to abandon, terminate or fail to consummate, or that is intended to or that would reasonably be expected to result in the abandonment of, termination of or failure to consummate, the Mergers or any other Transaction; (iii) initiate or participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Person (other than MLC, TURN or their respective Affiliates or Representatives) any non-public information with respect to, or take any other action to knowingly facilitate, any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal (other than to state that the terms of this Agreement prohibit such negotiations or discussions, or discussions solely to clarify whether a proposal or offer constitutes a Takeover Proposal); (iv) publicly propose or publicly announce an intention to take any of the foregoing actions; or (v) grant any (x) approval pursuant to any Takeover Statute to any Person (other than MLC, TURN or their respective Affiliates) or with respect to any transaction (other than the Transactions) or (y) waiver or release under any standstill or any similar agreement with respect to equity securities of MLC or TURN, other than, with respect to this clause (y), a waiver of a standstill or similar agreement to allow a third party to make a private Takeover Proposal to the board of directors of MLC or TURN, as applicable.
(b)    Each of MLC and TURN shall as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt) (i) notify the other Party in writing of any request for information in connection with, or any receipt of, a Takeover Proposal and the material terms and conditions of such request or Takeover Proposal (including the identity of the Person (or group of Persons) making such request or Takeover Proposal) and (ii) provide to the other Party copies of any written materials received by MLC or TURN, as applicable, or their respective Representatives in connection with any of the foregoing. Each of MLC and TURN agrees that it shall keep the other Party reasonably informed on a reasonably current basis of the status and the material terms and conditions (including amendments or proposed amendments thereof) of any such request or Takeover Proposal and keep the other Party reasonably informed on a reasonably current basis of any information requested of or provided by MLC or TURN and as to the status of all discussions or negotiations with respect to any such request, Takeover Proposal or inquiry.
7.9    MLC Takeover Proposals.
(a)    If on or after the date of this Agreement and at any time prior to the time at which the MLC Requisite Vote is obtained in respect of the MLC Matters: (x) MLC receives a bona fide unsolicited Takeover Proposal (under circumstances in which MLC has complied in all material respects with the provisions of Sections 7.8(a) and (b)); and (y) the board of directors of MLC shall have determined in good faith, after consultation with its outside legal counsel and its financial advisors, that such Takeover Proposal constitutes or is reasonably likely to result in a MLC Superior Proposal, then, subject to compliance with this Section 7.9(a), MLC may:
(i)    engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if MLC (A) receives from such Person an executed confidentiality agreement with customary terms (including a standstill) (an “Acceptable Confidentiality Agreement”) and (B) provides TURN a copy of all such information that has not previously been delivered to TURN substantially simultaneously with delivery to such Person or such Person’s Representatives and Affiliates; and
(ii)    after fulfilling its obligations under Section 7.9(b) below, adopt, approve or recommend, or publicly propose to adopt, approve or recommend such Takeover Proposal, including entering into an agreement with respect thereto (collectively, a “Takeover Approval”).

Subject to and solely after complying with Section 7.9(b), if on or after the date of this Agreement and at any time prior to the time at which the MLC Requisite Vote is obtained in respect of the MLC Matters, the board of directors of MLC shall have determined, after consultation with its outside legal counsel that continued recommendation of the MLC Matters to MLC’s shareholders would be reasonably likely to be inconsistent with the standard of conduct and duties applicable to the directors of MLC under applicable Law as a result of an MLC Superior Proposal, MLC may (A) withdraw or qualify (or modify or amend in a manner adverse to TURN), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to TURN), the MLC Recommendation and (B) take any action or make any statement, filing or release, in connection with the MLC Shareholders Meeting or otherwise, inconsistent with the MLC Recommendation (any action described in clause (A) and (B) referred to collectively with any Takeover Approval as an “MLC Adverse Recommendation Change”).
(b)    Upon any determination that a Takeover Proposal constitutes a MLC Superior Proposal, MLC shall promptly provide (and in any event within twenty-four (24) hours of such determination) to TURN a written notice (a “Notice of a MLC Superior Proposal”) (i) advising TURN that the board of directors of MLC has received a MLC Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such MLC Superior Proposal, including the amount per share or other consideration that the shareholders of MLC will receive in connection with the MLC Superior Proposal and including (to the extent available) a copy of the definitive written agreement or other materials with respect to such MLC Superior Proposal (unless previously provided to TURN) and (iii) identifying the Person making such MLC Superior Proposal. MLC shall, and shall cause its Representatives to, cooperate and negotiate in good faith with TURN and its Representatives (to the extent TURN desires to negotiate) during the five (5) calendar day period following TURN’s receipt of the Notice of a MLC Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such MLC Superior Proposal shall require a new notice and a new two (2) calendar day period) to make such adjustments in the terms and conditions of this Agreement as would enable MLC to determine that such MLC Superior Proposal is no longer a MLC Superior Proposal and proceed with the MLC Recommendation without a MLC Adverse Recommendation Change. If thereafter the board of directors of MLC determines, in its reasonable good faith judgment, after consultation with its outside legal counsel and financial advisors and after giving effect to any proposed adjustments to the terms of this Agreement that such MLC Superior Proposal remains a MLC Superior Proposal and the failure to make such MLC Adverse Recommendation Change would be reasonably likely to be inconsistent with the standard of conduct and duties applicable to the directors of MLC under applicable Law, and MLC has complied in all material respects with Section 7.8, Section 7.9(a) above and this Section 7.9(b), MLC may enter into a definitive agreement with respect to such MLC Superior Proposal and terminate this Agreement pursuant to Section 9.1(c)(ii) or effect an MLC Adverse Recommendation Change.
(c)    Other than as permitted by Section 7.9(b) or Section 7.9(d), neither MLC nor the board of directors of MLC shall make any MLC Adverse Recommendation Change. Notwithstanding anything herein to the contrary, no MLC Adverse Recommendation Change shall change the approval of the MLC Matters or any other approval of the board of directors of MLC, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.
(d)    Other than in connection with a Takeover Proposal, nothing in this Agreement shall prohibit or restrict MLC’s board of directors from taking any action described in clause (A) of the definition of MLC Adverse Recommendation Change, at any time prior to the time at which the MLC Requisite Vote is obtained in respect of the MLC Matters, in response to an MLC Intervening Event (a “MLC Intervening Event Recommendation Change”) if (A) prior to effecting any such MLC Intervening Event Recommendation Change, MLC promptly notifies TURN, in writing, at least five (5) calendar days (the “MLC Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute a MLC Adverse Recommendation Change or a MLC Intervening Event Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, (B) MLC shall, and shall cause its Representatives to, during the MLC Intervening Event Notice Period, negotiate with TURN and its Representatives in good faith (to the extent TURN desires to negotiate) to make such adjustments in the terms and conditions of this Agreement as would not permit MLC’s board of directors to make a MLC Intervening Event Recommendation Change in respect of the specific MLC Intervening Event set out in the notice delivered to TURN, and (C) MLC’s board of directors (or a committee thereof) determines, after consulting with outside legal counsel and its financial advisor, that the failure to effect such a MLC Intervening Event Recommendation Change, after taking into account any adjustments made by TURN during the MLC Intervening Event Notice Period, would be reasonably likely to be inconsistent with the standard of conduct and duties applicable to the directors of MLC under applicable Law.
(e)    Nothing contained in this Agreement shall be deemed to prohibit MLC from making any disclosure with respect to any Takeover Proposal solely to the extent that outside legal counsel for MLC advises that such disclosure is required under applicable Law; provided, however, that any such disclosure shall be deemed to be a MLC Adverse Recommendation Change unless the board of directors of MLC expressly publicly reaffirms the MLC Recommendation (i) in such communication or (ii) within three (3) Business Days after being requested in writing to do so by TURN.
7.10    TURN Takeover Proposals.
(a)    If on or after the date of this Agreement and at any time prior to the time at which the TURN Requisite Vote is obtained in respect of the TURN Matters: (x) TURN receives a bona fide unsolicited Takeover Proposal (under circumstances in which TURN has complied in all material respects with the provisions of Sections 7.8(a) and (b)); and (y) the board of directors of TURN shall have determined in good faith, after consultation with its outside legal counsel and its financial advisors, that such Takeover Proposal constitutes or is reasonably likely to result in a TURN Superior Proposal, then, subject to compliance with this Section 7.10(a), TURN may:

(i)    engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if TURN (A) receives from such Person an executed Acceptable Confidentiality Agreement and (B) provides MLC a copy of all such information that has not previously been delivered to MLC substantially simultaneously with delivery to such Person or such Person’s Representatives or Affiliates; and
(ii)    after fulfilling its obligations under Section 7.10(b) below, effect a Takeover Approval.
Subject to and solely after complying with Section 7.10(b), if on or after the date of this Agreement and at any time prior to the time at which the TURN Requisite Vote is obtained in respect of the TURN Matters, the board of directors of TURN shall have determined, after consultation with its outside legal counsel that continued recommendation of the TURN Matters to TURN’s shareholders would be reasonably likely to be inconsistent with the standard of conduct and duties applicable to the directors of TURN under applicable Law as a result of a TURN Superior Proposal, TURN may (A) withdraw or qualify (or modify or amend in a manner adverse to MLC), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to MLC), the TURN Recommendation and (B) take any action or make any statement, filing or release, in connection with the TURN Shareholders Meeting or otherwise, inconsistent with the TURN Recommendation (any action described in clause (A) and (B) referred to collectively with any Takeover Approval as a “TURN Adverse Recommendation Change”).
(b)    Upon any determination that a Takeover Proposal constitutes a TURN Superior Proposal, TURN shall promptly provide (and in any event within twenty-four (24) hours of such determination) to MLC a written notice (a “Notice of a TURN Superior Proposal”) (i) advising MLC that the board of directors of TURN has received a TURN Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such TURN Superior Proposal, including the amount per share or other consideration that the shareholders of TURN will receive in connection with the TURN Superior Proposal and including (to the extent available) a copy of the definitive written agreement or other materials with respect to such TURN Superior Proposal (unless previously provided to MLC) and (iii) identifying the Person making such TURN Superior Proposal. TURN shall, and shall cause its Representatives to, cooperate and negotiate in good faith with MLC and its Representatives (to the extent MLC desires to negotiate) during the five (5) calendar day period following MLC’s receipt of the Notice of a TURN Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such TURN Superior Proposal shall require a new notice and a new two (2) calendar day period) to make such adjustments in the terms and conditions of this Agreement as would enable TURN to determine that such TURN Superior Proposal is no longer a TURN Superior Proposal and proceed with a TURN Recommendation without a TURN Adverse Recommendation Change. If thereafter the board of directors of TURN determines, in its reasonable good faith judgment, after consultation with its outside legal counsel and financial advisors and after giving effect to any proposed adjustments to the terms of this Agreement that such TURN Superior Proposal remains a TURN Superior Proposal and the failure to make such TURN Adverse Recommendation Change would be reasonably likely to be inconsistent with the standard of conduct and duties applicable to the directors of TURN under applicable Law, and TURN has complied in all material respects with Section 7.8, Section 7.10(a) above and this Section 7.10(b), TURN may enter into a definitive agreement with respect to such TURN Superior Proposal and terminate this Agreement pursuant to Section 9.1(d)(ii) or effect a TURN Adverse Recommendation Change.
(c)    Other than as permitted by Section 7.10(b) or Section 7.10(d), neither TURN nor the board of directors of TURN shall make any TURN Adverse Recommendation Change. Notwithstanding anything herein to the contrary, no TURN Adverse Recommendation Change shall change the approval of the TURN Matters or any other approval of the board of directors of TURN, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.
(d)    Other than in connection with a Takeover Proposal, nothing in this Agreement shall prohibit or restrict TURN’s board of directors from taking any action described in clause (A) of the definition of TURN Adverse Recommendation Change, at any time prior to the time at which the TURN Requisite Vote is obtained in respect of the TURN Matters, in response to a TURN Intervening Event (a “TURN Intervening Event Recommendation Change”) if (A) prior to effecting any such TURN Intervening Event Recommendation Change, TURN promptly notifies MLC, in writing, at least five (5) calendar days (the “TURN Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute a TURN Adverse Recommendation Change or a TURN Intervening Event Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, (B) TURN shall, and shall cause its Representatives to, during the TURN Intervening Event Notice Period, negotiate with MLC and its Representatives in good faith (to the extent MLC desires to negotiate) to make such adjustments in the terms and conditions of this Agreement as would not permit TURN’s board of directors to make a TURN Intervening Event Recommendation Change in respect of the specific TURN Intervening Event set out in the notice delivered to MLC, and (C) TURN’s board of directors (or a committee thereof) determines, after consulting with outside legal counsel and its financial advisor, that the failure to effect such a TURN Intervening Event Recommendation Change, after taking into account any adjustments made by MLC during the TURN Intervening Event Notice Period, would be reasonably likely to be inconsistent with the standard of conduct and duties applicable to the directors of TURN under applicable Law.
(e)    Nothing contained in this Agreement shall be deemed to prohibit TURN from making any disclosure with respect to any Takeover Proposal solely to the extent that outside legal counsel for TURN advises that such disclosure is required under applicable Law; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a TURN Adverse Recommendation Change unless the board of directors of TURN expressly publicly reaffirms the TURN Recommendation (i) in such communication or (ii) within three (3) Business Days after being requested in writing to do so by MLC.
7.11    Takeover Statutes. Neither MLC nor TURN will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Statute. Each of MLC and TURN shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.
7.12    Equityholder Litigation. Each of the Parties to this Agreement shall (a) promptly notify the other Parties in writing of any Proceeding by any of such Party’s equityholders against such Party, its Affiliates or any of their respective directors, officers or employees, in each case based upon, arising out of or relating to this Agreement or the Transactions or any request or demand from an equityholder to enter into any kind of settlement or similar accommodation agreement of any kind, (b) reasonably cooperate and consult with the other Parties in connection with the defense and settlement of any such Proceeding or request or demand, (c) keep the other Parties reasonably informed of any material developments in connection with any such Proceeding or request or demand and (d) not settle any such Proceeding or request or demand without the prior written consent of each of the other Parties (such consent not to be unreasonably delayed, conditioned or withheld).
7.13    Section 16 Matters. Prior to the Effective Time, the board of directors of each of TURN and New Parent (or committees thereof) shall take all such steps as may be required to cause any (a) dispositions of TURN Common Stock (including derivative securities with respect to TURN Common Stock) and (b) acquisitions of New Parent Common Stock, in each case, resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from liability pursuant to Rule 16b-3 promulgated under the Exchange Act to the fullest extent permitted by applicable Law.
7.14    No Other Representations or Warranties. The Parties hereto acknowledge and agree that except for the representations and warranties of TURN in Article III or in the certificate to be delivered at Closing pursuant to Section 8.2(d) and the representations and warranties of MLC in Article IV or in the certificate to be delivered at Closing pursuant to Section 8.3(d), none of TURN, MLC, any of their respective Subsidiaries or any other Person acting on behalf of the foregoing makes any representation or warranty, express or implied.
7.15    Deregistration; Delisting.
(a)    Following the Effective Time, New Parent shall cause TURN to deregister as an investment company under the Investment Company Act by filing an application on Form N-8F on the basis that TURN qualifies for an exclusion from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act and therefore has abandoned its registration under the Investment Company Act, or such other basis as MLC and TURN shall mutually agree upon.

(b)    Prior to the Closing Date, TURN shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Law and the rules and policies of Nasdaq to enable the delisting of the TURN Common Stock therefrom.
(c)    Prior to the Closing Date, MLC shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Law and the rules and policies of the Cboe Canada to enable the delisting of the MLC Common Shares therefrom.
(d)    MLC shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Law to cause MLC to cease being a reporting issuer as promptly as practicable following the Effective Time.
7.16    Board of Directors of New Parent. TURN, as the sole stockholder of New Parent immediately prior to the Effective Time, shall take all action so that, immediately after the Effective Time, the New Parent board of directors is comprised of seven members, consisting of the Persons listed on Exhibit B.
7.17    Tax Matters.
(a)    Tax Treatment of Mergers. Unless otherwise required by applicable Law or administrative action, each of New Parent, TURN, MLC, TURN Merger Sub and MLC Merger Sub shall use its reasonable best efforts to cause the Mergers, taken together, to qualify as an exchange described in Section 351 of the Code (the “Intended Tax Treatment”), including by not taking any action that such Party knows is reasonably likely to prevent such qualification. Each of New Parent, TURN, MLC, TURN Merger Sub and MLC Merger Sub shall (i) promptly notify the other Parties of any challenge to the Intended Tax Treatment by any Governmental Entity and (ii) file all Tax Returns and other informational returns on a basis consistent with the Intended Tax Treatment unless (A) otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. Law) or a change in applicable Law or (B) neither Proskauer Rose LLP nor Dechert LLP is able to deliver a Registration Statement Tax Opinion. Furthermore, each Party agrees to act in a manner consistent with the Parties’ intention that the MLC Merger be treated, for Canadian federal income tax purposes, as a tax-deferred “foreign merger” as defined in subsection 87(8.1) of the Tax Act.
(b)    Transfer Taxes. All transfer, documentary, sales, use, real property, stamp, stamp duty reserve tax, registration, value added or other similar Taxes (including any fees, costs and associated penalties and interest associated therewith) (“Transfer Taxes”) incurred in connection with this Agreement shall be borne by New Parent. The Parties shall cooperate in filing all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and New Parent shall timely pay (or cause to be timely paid) to the applicable Governmental Entity such Transfer Taxes.

(c)    Tax Opinions. TURN shall use its reasonable best efforts to cause Proskauer Rose LLP to issue a Registration Statement Tax Opinion in form and substance as set forth in Exhibit A-1. MLC shall use its reasonable best efforts to cause Dechert LLP to issue a Registration Statement Tax Opinion in form and substance as set forth in Exhibit A-2.
(d)    Tax Representation Letters. Prior to the Effective Time (or at such other times as requested by counsel), each of TURN and MLC shall execute and deliver to Proskauer Rose LLP and Dechert LLP (or such other counsel designated by TURN or MLC, as applicable) customary tax representation letters as may be reasonably necessary or appropriate to enable Proskauer Rose LLP and Dechert LLP, as applicable, to deliver a Registration Statement Tax Opinion.
7.18    Disclosed Canadian Personal Information. The Parties confirm that the Disclosed Canadian Personal Information is necessary for the Parties to determine whether to proceed with the Transactions and, if the determination is made to proceed with the Transactions, to complete them. The Parties shall: (i) not use or disclose any Disclosed Canadian Personal Information except as required to (A) determine whether to proceed with the Transactions, (B) perform their obligations and exercise their rights under this Agreement, (C) consummate the Transactions, or (D) comply with applicable Laws; (ii) safeguard all Disclosed Canadian Personal Information using security safeguards appropriate to the sensitivity of the information; and (iii) within a reasonable period following a decision by either or both Parties not to proceed with the Transactions, destroy or return all Disclosed Canadian Personal Information.
7.19    Confidentiality. Each Party shall, and shall cause its respective Subsidiaries and its and their respective Representatives to, keep any confidential or proprietary information supplied or otherwise provided by or on behalf of any other Party, confidential (“Confidential Information”) and to use, and cause its respective Subsidiaries and its and their respective Representatives to use, the Confidential Information only in connection with the Transactions; provided, however, that the term “Confidential Information” does not include information that (a) is or becomes generally available to the public at or before the time of disclosure by such Party other than as a result of an action or inaction, directly or indirectly, by such Party or such Party’s Subsidiaries or its or their Representatives in breach of this Agreement, (b) is or becomes available to such Party or its Subsidiaries or its or their Representatives on a non-confidential basis from a source other than any of the Parties hereto or any of their respective Representatives (provided, that such source is not known by such Party, after reasonable inquiry, to be bound by a confidentiality agreement with or other obligation of confidentiality to any Person) or (c) is independently developed by such Party or its Subsidiaries or its or their Representatives without use or reference to any Confidential Information; provided, further, however, that nothing herein shall prevent any Party hereto from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any Governmental Entity having jurisdiction over such Party, (iii) to the extent required by applicable Law or stock exchange or listing requirements, (iv) to the extent necessary in connection with the exercise of any remedy hereunder or any document executed or delivered in connection herewith and (v) to such Party’s Affiliates and its and their respective Representatives, who in each case, have a reasonable need to know such Confidential Information in connection with the Transactions in each case on a confidential basis; it being acknowledged and agreed that such disclosing Party shall be responsible for any act or omission by such Party’s Subsidiaries or Affiliates and their respective Representatives which, if they were the acts or omissions of such disclosing Party, would be deemed a breach of such disclosing Party’s obligations under this Section 7.19. If the Transactions are consummated, this Section 7.19 shall terminate upon the Closing.
ARTICLE VIII

CONDITIONS PRECEDENT
8.1    Conditions to Each Party’s Closing Obligations. The respective obligations of the Parties to effect the Mergers shall be subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:
(a)    Shareholder Approvals. (i) The MLC Matters shall have been approved by the MLC Requisite Vote, and (ii) the TURN Matters shall have been approved by the TURN Requisite Vote.
(b)    No Injunctions, Restraints or Litigation; Illegality. No Order issued by any court or agency of competent jurisdiction or other Law preventing, enjoining, restraining or making illegal the consummation of the Mergers or any of the other Transactions shall be in effect. There shall be no Proceeding by any Governmental Entity of competent jurisdiction pending that challenges the Mergers or any of the other Transactions or that otherwise seeks to prevent, enjoin, restrain or make illegal the consummation of the Mergers or any of the other Transactions.
(c)    Regulatory and Other Approvals. All Regulatory Approvals set forth on Section 8.1(c) of the MLC Disclosure Letter and Section 8.1(c) of the TURN Disclosure Letter shall have been obtained and shall remain in full force and effect and any statutory waiting periods required pursuant to any Law in respect thereof shall have expired.
(d)    Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated by the SEC.
(e)    Nasdaq Listing. The shares of New Parent Common Stock to be issued under this Agreement in connection with the Mergers shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.
(f)    40 Act Closing Date Plan. The 40 Act Closing Date Plan, if applicable, shall have been mutually agreed by MLC and TURN and shall be implemented contemporaneously with the Closing.

(g)    Domestication of MLC. The MLC Domestication shall have occurred or shall be occurring on the Closing Date prior to the Effective Time.
8.2    Conditions to MLC’s Closing Obligations. The obligations of MLC to effect the Mergers are also subject to the satisfaction or waiver by MLC, at or prior to the Effective Time, of the following conditions:
(a)    Representations and Warranties of TURN. (i) The representations and warranties of TURN contained in Article III (except for the TURN Fundamental Representations) shall be true and correct in all respects as of the date hereof and as of the Closing (other than any such representation or warranty that speaks only as of the date hereof or any other specific date, in which case such representation or warranty must have been true and correct in all respects as of such date), without regard (except for the representation and warranty set forth in Section 3.10(i)) to any qualifications in such representations or warranties based on “material,” “Material Adverse Effect” or similar qualifications (it being understood by the Parties that any such representations and warranties that are so qualified shall be read as if such qualifications were not included therein), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to TURN, (ii) the TURN Fundamental Representations (except for the TURN Fundamental Representations contained in Section 3.3) shall be true and correct in all material respects as of the date hereof and as of the Closing (other than any such representation or warranty that speaks only as of the date hereof or any other specific date, in which case such representation or warranty must have been true and correct in all material respects as of such date) without regard to any qualifications in such representations or warranties based on “material,” “Material Adverse Effect” or similar qualifications (it being understood by the Parties that any such representations and warranties that are so qualified shall be read as if such qualifications were not included therein) and (iii) the TURN Fundamental Representations contained in Section 3.3 shall be true and correct in all respects as of the date hereof and as of the Closing (other than any such representation or warranty that speaks only as of the date hereof or any other specific date, in which case such representation or warranty must have been true and correct in all material respects as of such date), except for inaccuracies, individually or in the aggregate, that are de minimis in nature.
(b)    Performance of Covenants of TURN. TURN shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time.
(c)    Absence of TURN Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect with respect to TURN that is continuing.
(d)    Closing Certificate. TURN shall have delivered a certificate signed by a duly authorized executive officer of TURN, dated as of the Closing Date, certifying the fulfillment of the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

(e)    Termination of Certain Contracts. TURN shall have terminated the Contracts set forth on Section 8.2(e) of the TURN Disclosure Letter.
(f)    Registration Statement Tax Opinion. MLC shall have received the opinion of its counsel, Dechert LLP (or another nationally recognized Tax counsel reasonably satisfactory to TURN), in form and substance as set forth in Exhibit A-2, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Mergers will, taken together, qualify as an exchange described in Section 351 of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of TURN and MLC.
(g)    New Parent Board. The board of directors of New Parent has been appointed in accordance with all requirements of Section 7.16 and Exhibit B.
8.3    Conditions to TURN’s Obligations. The obligations of TURN to effect the Mergers are also subject to the satisfaction or waiver by TURN, at or prior to the Effective Time, of the following conditions:
(a)    Representations and Warranties of MLC. (i) The representations and warranties of MLC contained in Article IV (except for the MLC Fundamental Representations) shall be true and correct in all respects as of the date hereof and as of the Closing (other than any such representation or warranty that speaks only as of the date hereof or any other specific date, in which case such representation or warranty must have been true and correct in all respects as of such date), without regard (except for the representation and warranty set forth Section 4.9(i)) to any qualifications in such representations or warranties based on “material,” “Material Adverse Effect” or similar qualifications (it being understood by the Parties that any such representations and warranties that are so qualified shall be read as if such qualifications were not included therein), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to MLC, (ii) the MLC Fundamental Representations (except for the MLC Fundamental Representations contained in Section 4.2) shall be true and correct in all material respects as of the date hereof and as of the Closing (other than any such representation or warranty that speaks only as of the date hereof or any other specific date, in which case such representation or warranty must have been true and correct in all material respects as of such date) without regard to any qualifications in such representations or warranties based on “material,” “Material Adverse Effect” or similar qualifications (it being understood by the Parties that any such representations and warranties that are so qualified shall be read as if such qualifications were not included therein) and (iii) the MLC Fundamental Representations contained in Section 4.2 shall be true and correct in all respects as of the date hereof and as of the Closing (other than any such representation or warranty that speaks only as of the date hereof or any other specific date, in which case such representation or warranty must have been true and correct in all material respects as of such date), except for inaccuracies, individually or in the aggregate, that are de minimis in nature.

(b)    Performance of Covenants of MLC. MLC shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time.
(c)    Absence of MLC Material Adverse Effect. Since the date of this Agreement there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect with respect to MLC that is continuing.
(d)    Closing Certificate. MLC shall have delivered a certificate signed by a duly authorized executive officer of MLC, dated as of the Closing Date, certifying the fulfillment of the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c).
(e)    Registration Statement Tax Opinion. TURN shall have received the opinion of its counsel, Proskauer Rose LLP (or another nationally recognized Tax counsel reasonably satisfactory to MLC), in form and substance as set forth in Exhibit A-1, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Closing Date, the Mergers will, taken together, qualify as an exchange described in Section 351 of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of TURN and MLC.
(f)    Dissenting MLC Shareholders. The period during which holders of MLC Common Shares can exercise their Dissent Rights shall have expired, and the holders of MLC Common Shares representing not more than ten percent (10%) of the issued and outstanding MLC Common Shares shall have exercised (and not subsequently withdrawn or waived) such rights.
ARTICLE IX

TERMINATION
9.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the MLC Matters by the shareholders of MLC or the TURN Matters by the shareholders of TURN (except as otherwise specified below):
(a)    by mutual consent of MLC and TURN in a written instrument authorized by the board of directors of each of MLC and TURN;
(b)    by either MLC or TURN, if:
(i)    a final, non-appealable injunction, Order or Law is entered that prohibits or restrains the consummation of the Transactions; provided, that the right to terminate this Agreement under this clause (b)(i) shall not be available to any Party who is in material breach (including in the case of TURN, if New Parent, TURN Merger Sub or

MLC Merger Sub is in material breach) of any of its representations, warranties, covenants or other agreements in this Agreement that was the primary cause of, or primarily resulted in, such final, non-appealable injunction, Order or Law being threatened or entered, unless such breach was primarily or principally caused by the other Party’s breach (including New Parent’s, TURN Merger Sub’s or MLC Merger Sub’s breach, in the case of MLC) of any of its representations, warranties, covenants or other agreements in this Agreement;
(ii)    the Closing has not occurred on or before October 31, 2025 (the “Termination Date”); provided, that the Termination Date shall be automatically extended by sixty (60) days in the event the Closing has not occurred due to either a (x) Regulatory Approval or (y) the MLC Matters shall have not been approved by the MLC Requisite Vote or the TURN Matters shall not have been approved by the TURN Requisite Vote; provided, further, that the right to terminate this Agreement under this clause (b)(ii) shall not be available to any Party who is in material breach (including in the case of TURN, if New Parent, TURN Merger Sub or MLC Merger Sub is in material breach) of any of its representations, warranties, covenants or other agreements in this Agreement that was the primary cause of, or primarily resulted in, the failure of any conditions set forth in Article VIII to be satisfied, unless such breach was primarily or principally caused by the other Party’s breach (including New Parent’s, TURN Merger Sub’s or MLC Merger Sub’s breach, in the case of MLC) of any of its representations, warranties, covenants or other agreements in this Agreement;
(iii)    the shareholders of TURN shall have failed to approve the TURN Matters by the TURN Requisite Vote of TURN’s shareholders at a duly held meeting of TURN’s shareholders or at any adjournment or postponement thereof taken in accordance with this Agreement at which the TURN Matters have been voted upon; or
(iv)    the shareholders of MLC shall have failed to approve the MLC Matters by the MLC Requisite Vote of MLC’s shareholders at a duly held meeting of MLC’s shareholders or at any adjournment or postponement thereof taken in accordance with this Agreement at which the MLC Matters have been voted upon.
(c)    by MLC, if:
(i)    there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of TURN, New Parent, TURN Merger Sub or MLC Merger Sub, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.2(a) or (b), and such breach is not curable prior to the Termination Date or, if curable prior to the Termination Date, has not been cured within thirty (30) days after the giving of written notice thereof by MLC to TURN; provided, that the right to terminate this Agreement under this clause (c)(i) shall not be available to MLC if MLC is then in material breach of any of its representations, warranties or covenants contained in this Agreement, unless such breach was primarily or principally caused by TURN’s, New Parent’s, TURN Merger Sub’s or MLC Merger Sub’s breach of any of its respective representations, warranties, covenants or other agreements in this Agreement.
(ii)    at any time prior to the time the MLC Requisite Vote with respect to the MLC Matters is obtained, (A) MLC is not in material breach of Section 7.8 or Section 7.9, (B) the board of directors of MLC authorizes MLC to enter into, and MLC enters into, a definitive Contract with respect to a MLC Superior Proposal and (C) MLC complies with Section 9.2(a);
(iii)    TURN, New Parent, TURN Merger Sub or MLC Merger Sub breaches, in any material respect, its obligations under Sections 7.8 or 7.10 and such breach is not curable prior to the Termination Date or, if curable prior to the Termination Date, has not been cured within 10 days after the giving of written notice thereof by MLC to TURN; or
(iv)    prior to obtaining the TURN Requisite Vote in respect of the TURN Matters, (A) a TURN Adverse Recommendation Change and/or Takeover Approval with respect to TURN shall have occurred, (B) TURN shall have failed to include in the Joint Proxy Statement/Prospectus the recommendation of TURN’s board of directors that TURN’s shareholders vote in favor of the TURN Matters, (C) a Takeover Proposal with respect to TURN is publicly announced and TURN fails to issue, within ten (10) Business Days after such Takeover Proposal is announced, a press release that reaffirms the recommendation of TURN’s board of directors that TURN’s shareholders vote in favor of the TURN Matters, or (D) a tender or exchange offer relating to any shares of TURN Common Stock shall have been commenced by a third-party and TURN shall not have sent to its shareholders, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement disclosing that TURN’s board of directors recommends rejection of such tender or exchange offer; provided, that, if an event permitting termination pursuant to this Section 9.1(c)(iv) has occurred, MLC’s right to terminate this Agreement pursuant to this Section 9.1(c)(iv) shall expire at 5:00 pm (New York City time) on the tenth (10th) Business Day following the date on which TURN provides written notice to MLC specifying the occurrence of such event.
(d)    by TURN, if:
(i)    there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of MLC, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.3(a) or (b), and such breach is not curable prior to the Termination Date or, if curable prior to the Termination Date, has not been cured within thirty (30) days after the giving of written notice thereof by TURN to MLC; provided, that the right to terminate this Agreement under this clause (d)(i) shall not be available to TURN if TURN, New Parent, TURN Merger Sub or MLC Merger Sub is then in material breach of any of its representations, warranties or covenants contained in this Agreement, unless such breach was primarily or principally caused by MLC’s breach of any of its representations, warranties, covenants or other agreements in this Agreement.
(ii)    at any time prior to the TURN Requisite Vote with respect to the TURN Matters is obtained, (A) none of TURN, New Parent, TURN Merger Sub or MLC Merger Sub is in material breach of Sections 7.8 or 7.10, (B) the board of directors of TURN authorizes TURN, to enter into, and TURN enters into, a definitive Contract with respect to a TURN Superior Proposal and (C) TURN complies with Section 9.2(a);
(iii)    MLC breaches, in any material respect, its obligations under Section 7.8 or Section 7.9 and such breach is not curable prior to the Termination Date or, if curable prior to the Termination Date, has not been cured within ten (10) days after the giving of written notice thereof by TURN to MLC; or
(iv)    prior to obtaining the MLC Requisite Vote in respect of the MLC Matters, (A) a MLC Adverse Recommendation Change and/or Takeover Approval with respect to MLC shall have occurred, (B) MLC shall have failed to include in the Joint Proxy Statement/Prospectus the recommendation of MLC’s board of directors that MLC’s shareholders vote in favor of the MLC Matters, (C) a Takeover Proposal with respect to MLC is publicly announced and MLC fails to issue, within ten (10) Business Days after such Takeover Proposal is announced, a press release that reaffirms the recommendation of MLC’s board of directors that MLC’s shareholders vote in favor of the MLC Matters, or (D) a tender or exchange offer or take-over bid relating to any MLC Common Shares shall have been commenced by a third-party and MLC shall not have sent to its shareholders, within ten (10) Business Days after the commencement of such tender or exchange offer or take-over bid, a statement disclosing that MLC’s board of directors recommends rejection of such tender or exchange offer or take-over bid; provided, that, if an event permitting termination pursuant to this Section 9.1(d)(iv) has occurred, TURN’s right to terminate this Agreement pursuant to this Section 9.1(d)(iv) shall expire at 5:00 pm (New York City time) on the tenth (10th) Business Day following the date on which MLC provides written notice to TURN specifying the occurrence of such event.
The Party desiring to terminate this Agreement pursuant to clause (b), (c) or (d) of this Section 9.1 shall give written notice of such termination to the other Party in accordance with Section 11.4, specifying the provision or provisions hereof pursuant to which such termination is effected.
9.2    Expense Reimbursement.
(a)    If this Agreement is validly terminated (i) by either Party pursuant to Section 9.1(b)(iii), (ii) by MLC pursuant to Section 9.1(c)(iii) or (iv) or (iii) by TURN pursuant to Section 9.1(d)(ii), then TURN shall, no later than two (2) Business Days after the date MLC delivers supporting documentation, pay to MLC an amount equal to the documented third-party fees and expenses of MLC, including the documented fees and expenses of counsel and other professionals retained by MLC that were incurred in connection with the negotiation, preparation and performance of this Agreement and the other documents and agreements contemplated hereby (the “MLC Expense Reimbursement”); provided, that the MLC Expense Reimbursement shall not exceed $1,000,000 in the aggregate (the “Expense Reimbursement Cap”).
(b)    If this Agreement is validly terminated (i) by either Party pursuant to Section 9.1(b)(iv), (ii) by TURN pursuant to Section 9.1(d)(iii) or (iv) or (iii) by MLC pursuant to Section 9.1(c)(ii), then MLC shall, no later than two (2) Business Days after the date TURN delivers supporting documentation, pay to TURN an amount equal to the reasonable and documented third-party fees and expenses of TURN, including the reasonable and documented fees and expenses of counsel and other professionals retained by TURN that were incurred in connection with the negotiation, preparation and performance of this Agreement and the other documents and agreements contemplated hereby (the “TURN Expense Reimbursement”); provided, that the TURN Expense Reimbursement shall not exceed the Expense Reimbursement Cap.
(c)    The Parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the Transactions, that without these agreements each Party would not have entered into this Agreement, and that any amounts payable pursuant to this Section 9.2 are in consideration for the disposition of the affected Party’s rights under this Agreement and constitute liquidated damages (and do not constitute a penalty). If TURN fails to pay any amounts due to MLC pursuant to this Section 9.2 within the time periods specified in this Section 9.2 or MLC fails to pay TURN any amounts due to TURN pursuant to this Section 9.2 within the time periods specified in this Section 9.2, TURN or MLC, as applicable, shall pay, in addition to the amounts payable under Section 9.2(a) or Section 9.2(b), as applicable, reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by MLC or TURN, as applicable, in connection with any Proceeding to collect payment of such amounts, together with interest on such unpaid amounts from the date payment of such amounts was due at the prime lending rate in effect on the date payment was due as published in The Wall Street Journal (or any successor publication thereto), calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.
9.3    Effect of Termination. Except as set forth in Section 9.2, in the event of the valid termination of this Agreement by either MLC or TURN as provided in Section 9.1, this Agreement shall forthwith become void and have no further force or effect, and none of MLC, TURN, New Parent, TURN Merger Sub, MLC Merger Sub, any of their respective Affiliates or Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the Transactions; provided, however, that (a) paragraphs 3, 4, 5 and 6 of that certain letter agreement, dated as of November 7, 2024, by and between MLC and TURN, shall survive any termination of this Agreement in accordance with their respective terms, (b) Section 7.14, Section 7.19, this Article IX and Article XI (including, in each case, any applicable definitions) of this Agreement shall survive any termination of this Agreement and (c) nothing herein shall relieve any Party from any liabilities for damages incurred or suffered by another Party arising out of (x) the willful or intentional material breach by such Party of any provision of this Agreement prior to such termination, including such Party’s refusal to consummate the Closing when such Party was obligated to do so under this Agreement, or (y) any knowing and intentional common law fraud under New York Law by a Party arising prior to such termination in the making of the express representations and warranties set forth in this Agreement, including in the certificate to be delivered pursuant to Section 8.2(d) or Section 8.3(d) (which, for the avoidance of doubt, shall not include equitable fraud, promissory fraud or any tort (including a claim for fraud) based on negligence or recklessness). If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Entity or other Person to which they were made.
9.4    Fees and Expenses. Subject to Section 9.2, except as otherwise expressly provided herein (including for the avoidance of doubt in the definition of “TURN Transaction Expenses” with respect to each Party bearing its portion of Shared Expenses), all fees and expenses incurred in connection with the Mergers, this Agreement and the Transactions shall be paid by the Party incurring such fees or expenses, whether or not the Mergers are consummated.
ARTICLE X

CERTAIN DEFINITIONS
10.1    Certain Defined Terms. For purposes of this Agreement, capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings set forth below:
“40 Act Closing Date Plan” means, to the extent necessary in connection with Closing, to avoid having New Parent be deemed an investment company under the Investment Company Act (i.e., to avoid New Parent failing the “40% test” in Section 3(a)(1)(C) of the Investment Company Act), ensuring that, following Closing, the fair value of MLC equates to 60% or more of New Parent’s total assets (exclusive of cash and “government securities” (as defined in Section 2(a)(16) of the Investment Company Act) and that the fair value of TURN equates to less than 40% of New Parent’s total assets (exclusive of cash and government securities)), a mutually agreed plan between TURN and MLC pursuant to which TURN would, in connection with Closing, either (1) convert certain investment assets to cash and distribute the cash to New Parent, which cash New Parent would in turn contribute to MLC or one of its Subsidiaries, in connection with Closing or (2) distribute in kind certain investment assets to New Parent, which assets New Parent would in turn contribute on a cashless basis to MLC or one of its Subsidiaries, in connection with Closing. The assets to be liquidated or distributed in kind by TURN will be subject to regulatory, tax and other considerations and mutual agreement of TURN and MLC, with each of MLC and TURN required to act reasonably in connection with such determination and the 40 Act Closing Date Plan to the extent required to be implemented.
“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person (it being understood that no portfolio company in which any Person has, directly or indirectly, made a debt or equity investment that is, would or should be reflected in the schedule of investments included in the quarterly or annual reports of such Person shall be an Affiliate of such Person). The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the term “controlled” has a meaning correlative thereto. Notwithstanding the foregoing, none of BC Partners or its Affiliates shall be deemed an Affiliate of MLC for purposes of Sections 4.17, 4.18 and 6.2.
“Anti-Spam Laws” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commissions Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada) and any other Laws governing spam or electronic communications.
“Arrangement” means the arrangement of MLC under the provisions of Section 182 of the OBCA, on the terms and conditions set forth in the Plan of Arrangement as amended or varied from time to time in accordance with the terms of this Agreement and the Plan of Arrangement or at the direction of the Court in the Final Order (with the prior written consent of MLC and TURN, each acting reasonably).
“Articles of Arrangement” means the articles of arrangement of MLC in respect of the Arrangement, required by the OBCA to be sent to the OBCA Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to MLC and TURN, each acting reasonably.
“Benefit Plan Investor” has the meaning defined by regulations issued by the U.S. Department of Labor and Section 3(42) of ERISA.
“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York or Toronto, Ontario, Canada.
“Canadian Securities Authorities” means the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.
“Canadian Securities Laws” means the Securities Act (Ontario) and any other applicable Canadian provincial or territorial securities Laws, rules and regulations and published policies thereunder.
“Certificate of Arrangement” means the certificate of arrangement to be issued by the OBCA Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Closing MLC Net Asset Value” means an amount, as finally determined in accordance with Section 2.6(a), equal to the following: (i) the MLC Net Asset Value, minus (ii) the aggregate amount of cash dividends or in kind distributions (other than distributions of MLC Common Shares), if any, paid by MLC to its stockholders during the period beginning on the date of this Agreement through the Determination Date for calculating Closing MLC Net Asset Value (the “Measurement Period”), excluding, for the avoidance of doubt, MLC Common Shares issued in the MLC Domestication, plus (iii) to the extent permitted under Section 6.2(a) (giving effect for the avoidance of doubt to the first paragraph of Section 6.2), the value ascribed by MLC to any new capital stock actually issued by MLC during the Measurement Period in exchange for cash contributions (including cash contributed in connection with any exercise of Warrants) or other assets actually received (including by way of any acquisition, however structured) during the Measurement Period, including for purposes of this clause (iii) new capital stock issued in connection with any acquisition, but excluding for purposes of this clause (iii), for the avoidance of doubt, (x) any equity issued as compensation to directors, officers, employees, contractors, service providers, any Affiliate of BC Partners or any Affiliate of MLC or any such equity the vesting of which occurs in connection with the Transaction or otherwise and (y) MLC Common Shares issued in the MLC Domestication.
“Closing TURN Net Asset Value” means an amount, as finally determined in accordance with Section 2.6(b), equal to the following: (i) the TURN Net Asset Value, minus (ii) TURN Transaction Expenses to the extent the same did not otherwise reduce on a dollar-for-dollar basis the calculation of TURN Net Asset Value, plus (iii) the amount of TURN Change of Control Severance Payments included in Turn Transaction Expenses pursuant to the foregoing clause (ii).
“Code” means the Internal Revenue Code of 1986.
“Combined Closing NAV” means the sum of (i) the Closing TURN Net Asset Value, plus (ii) the Closing MLC Net Asset Value.
“Commercially Available Software” means software that is commercially available, has not been materially modified or customized by a third party for TURN or MLC (as applicable) or any of its Subsidiaries, and licensed non-exclusively to TURN or MLC (as applicable) or any of its Subsidiaries on substantially standard terms.
“Company Data” means all data and information, including Personal Information, whether in electronic or any other form or medium, that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of or otherwise held by or on behalf of TURN or MLC (as applicable) or any of its Subsidiaries.
“Contract” means any agreement, contract, lease, mortgage, evidence of indebtedness, indenture, license or instrument, whether oral or written, and shall include each amendment, supplement and modification to the foregoing, to which a Person or any of its Subsidiaries is a party or by which any of them may be bound.
“Court” means the Ontario Superior Court of Justice (Commercial List).

“Data Security Breach” means any accidental or unlawful unauthorized access to, acquisition of, disclosure, use, loss, denial or loss of use, alteration, destruction, compromise, or unauthorized Processing of Company Data, including Personal Information, in the possession or control of TURN or MLC (as applicable) or any of its Subsidiaries, or any other act or omission that compromises the security, integrity, or confidentiality of information, including Personal Information.
“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.
“Disclosed Canadian Personal Information” means Personal Information subject to Canadian Privacy and Data Security Laws that a Party receives from the other Party in connection with this Agreement.
“Employee Benefit Plans” means any “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, or any employment, bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, profit sharing, fringe benefit, health, medical or other similar plan, program or agreement.
“Environmental Laws” means applicable Laws regulating, relating to or imposing liability or standards of conduct concerning the use, storage, handling, disposal or release of any Hazardous Substance, as in effect on the date of this Agreement.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means, with respect to any Person, any entity that would be deemed a “single employer” with such Person under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.
“Exchange Act” means the Securities Exchange Act of 1934.
“Excluded Shares” means (a) with respect to the TURN Merger, shares of TURN Common Stock owned by TURN, New Parent, TURN Merger Sub or any of their respective direct or indirect wholly owned Subsidiaries or (b) with respect to the MLC Merger, MLC Common Shares owned by MLC, New Parent, MLC Merger Sub or any of their respective direct or indirect wholly owned Subsidiaries.
“Executive” means, with respect to any entity, such entity’s principal executive officer and his or her direct reports, or any C-suite employee of such entity.
“Executive Mandatory Retirement Benefit” means the Harris & Harris Group, Inc. Executive Mandatory Retirement Benefit Plan.
“Final Order” means the order made after application to the Court approving the Arrangement, in form and substance acceptable to MLC and TURN, each acting reasonably, as such order may be amended, supplemented, varied or modified by the Court (with the consent of both MLC and TURN, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to MLC and TURN, each acting reasonably).
“FINRA” means the Financial Industry Regulatory Authority.
“Generative AI Tools” means generative artificial intelligence technology or similar tools capable of automatically producing various types of content (such as source code, text, images, audio, and synthetic data) based on user-supplied prompts.
“Governmental Entities” means any federal, state, provincial, local, or foreign government or other governmental body, any agency, commission or authority thereof, any regulatory or administrative authority, any stock exchange, any quasi-governmental body, any self-regulatory agency (including FINRA), any court, tribunal, or judicial body, or any political subdivision, department or branch of any of the foregoing.
“Hazardous Substance” means any material, substance or waste regulated as “hazardous”, “toxic” a “pollutant” or “contaminant” and for which liability or standards of conduct are imposed under Environmental Laws, including petroleum, oil, petroleum products or byproducts, asbestos or asbestos containing materials, per- and polyfluoroalkyl substances, mold, radiation or polychlorinated biphenyls.
“IFRS” means International Financial Reporting Standards as promulgated by the International Accounting Standards Board.
“Indebtedness” mean (a) any indebtedness or other obligation for borrowed money, (b) any indebtedness evidenced by a note, bond, debenture or similar instrument, (c) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations, (d) any capitalized lease obligations, (e) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and unpaid, (f) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (g) guarantees in respect of clauses (a) through (f), in each case excluding obligations to fund commitments to portfolio companies entered into the in the ordinary course of business.
“Indentures” means, together, (i) the Warrant Indenture, dated as of January 26, 2024, between MLC and Odyssey Trust Company and (ii) the Warrant Indenture, dated as of October 19, 2018, between Marret Resource Corp. and Computershare Trust Company of Canada.
“Independent Director” means, with respect to TURN, each director who is not an “interested person” of TURN as defined in the Investment Company Act. With respect to MLC, “independent director” as defined in Nasdaq Listing Rule 5605(a)(2).
“Intellectual Property Rights” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the universe, whether registered or unregistered, including all rights pertaining to or deriving from: (a) utility and design patents and patent applications (collectively, “Patents”); (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (c) copyrights and works of authorship, whether or not copyrightable (collectively, “Copyrights”); (d) computer software and firmware, including data files, source code, object code and software-related specifications and documentation (collectively, “Software”); (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, and the goodwill associated therewith (collectively, “Trademarks”); (f) trade secrets, non-public information, confidential information, know-how, data, business information and technical information (including formulas, techniques and processes), and rights to limit the use or disclosure thereof by any Person (collectively, “Proprietary Information”); (g) mask works; (h) domain names; and (i) proprietary databases and data compilations, in each case including all registrations and applications to register any of the foregoing and all documentation relating to the foregoing.
“Interim Order” means the interim order of the Court made pursuant to the OBCA in a form acceptable to MLC and TURN, each acting reasonably, providing for, among other things, the calling and the holding of the MLC Shareholders Meeting and the MLC Domestication, as such order may be amended, supplemented or varied by the Court (with the consent of both MLC and TURN, each acting reasonably).
“Inventor” means any Person that, in whole or part, invents, authors, conceives, reduces to practice, creates, develops or otherwise contributes to the development of Intellectual Property Rights for TURN or MLC (as applicable) or any of its Subsidiaries.
“Investment Advisers Act” means the Investment Advisers Act of 1940.
“Investment Company Act” means the Investment Company Act of 1940.
“IPR Registration Authority” means any U.S. or non-U.S. Governmental Entity or other public or quasi-public legal authority (including domain name registrars) that has authority for registering or recording Intellectual Property Rights, including assignments or, where applicable, licenses thereof.
“IRS” means the United States Internal Revenue Service.
“Knowledge” means (a) in the case of TURN, the actual knowledge of Kevin M. Rendino and Daniel B. Wolfe, after reasonable inquiry, and (b) in the case of MLC, the actual knowledge of Ted Goldthorpe, Matthias Ederer, Henry Wang and Nikita Klassen, after reasonable inquiry.
“Laws” means any federal, state, provincial, local or foreign law (including the common law), statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction or any Permit or similar right granted by any Governmental Entity.
“Liabilities” means any and all debts, liabilities, claims, demands, expenses, leases, commitments, losses, and obligations, whether primary or secondary, direct or indirect, accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, liquidated or unliquidated, or determined or determinable, including those arising under any Law or Proceeding and those arising under any Contract.
“Liens” means all security interests, liens, claims, pledges, easements, mortgages, rights of first offer or refusal or other encumbrances.
“Malicious Code” means any computer code or any other procedures, routines or mechanisms which: (a) disrupts, disables, harms or impairs in any material way Software’s operation, including any clock, timer, counter, or other limiting or disabling code, design, routine, or any viruses, Trojan horses, or other disabling or disruptive codes or commands that would cause such Software to be erased, made inoperable, or otherwise rendered incapable of performing in accordance with its performance specifications and descriptions or otherwise limit or restrict any Person’s ability to use such Software, including after a specific or random number of years or copies, (b) causes Software to damage or corrupt any data, storage media, programs, equipment or communications of a Person or its clients, or otherwise interfere with the Person’s operations in any material way or (c) permits any third party to access any Software to cause any material disruption, disablement, harm, impairment, damage erasure or corruption, including any back doors, time bombs, worms, drop dead devices or other undocumented access mechanism allowing unauthorized access to, and viewing, manipulation, modification, or other changes to, such Software.
“Material Adverse Effect” means any event, change, circumstance, effect, development, condition or occurrence (an “Effect”), that, individually or together with any one or more event, changes, circumstances, effects, developments, conditions or occurrences, has, has had or would reasonably be expected to have (a) a material adverse effect on the business, assets, liabilities, financial condition or results of operations of, in the case of TURN, TURN and its Subsidiaries, taken as a whole, or, in the case of MLC, MLC and its Subsidiaries, taken as a whole, or (b) a material adverse effect on the ability of, in the case of TURN, TURN, New Parent, TURN Merger Sub or MLC Merger Sub or, in the case of MLC, MLC, to consummate the Transactions prior to the Termination Date; provided, however, that, solely with respect to clause (a), a Material Adverse Effect shall not include and, in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur, shall be deemed not to include any Effect to the extent resulting from or arising out of: (i) changes in the economic or securities, credit, financial or other capital market conditions generally (including changes in interest rates or changes in prices of debt or equity securities); (ii) a change or condition affecting the industries in which TURN or its Subsidiaries, or MLC or its Subsidiaries, as applicable operate generally; (iii) any changes or proposed changes after the date hereof in Laws or accounting regulations or principles (including GAAP and IFRS) or their respective interpretation or enforcement; (iv) any change after the date hereof in general political, regulatory, legislative or business conditions, acts of terrorism or war or the worsening thereof, including protests, riots or the engagement by the United States of America or any other country in hostilities, whether or not pursuant to a declaration of a national emergency or war, cybercrime, cyberterrorism or civil unrest; (v) disease outbreak or any other pandemic or the worsening thereof (including the impact on economies generally and the results of any actions taken by Governmental Entity in response thereto), earthquakes, hurricanes, or other natural disasters or acts of God; (vi) any failure, in and of itself, by, in the case of TURN, TURN or any of its Subsidiaries, or, in the case of MLC, MLC or any of its Subsidiaries, to meet any internal forecast or projection (provided that the underlying causes of such failures or decline may, unless otherwise excluded by another clause in this definition of “Material Adverse Effect,” be taken into account and shall not be excluded in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur); (vii) the taking of any action required to comply with this Agreement or to which the other Party has provided its express written consent or the failure to take any action prohibited by this Agreement; (viii) changes in the trading price or trading volume of TURN Common Stock or MLC Common Share, in and of itself; and (ix) the negotiation, execution or performance of this Agreement or any agreement ancillary hereto, the announcement of this Agreement and the Transactions and the identity of, or any facts or circumstances related to the other Party; provided, however, that the exceptions in (i), (ii), (iii), (iv) and (v) shall not apply to the extent that such effect disproportionately impacts in the case of TURN, TURN and its Subsidiaries, taken as a whole or in the case of MLC, MLC and its Subsidiaries, taken as a whole, relative to other similarly situated industry participants (in which case, only such incremental disproportionate impact may be taken into account in determining whether there was or has been a Material Adverse Effect).
“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.
“MLC Common Shares” means, prior to giving effect to the MLC Domestication, common shares in the capital of MLC and, after giving effect to the MLC Domestication, units representing membership interests of MLC.
“MLC Constating Documents” means the certificate and articles of amalgamation of MLC, as amended, and the by-laws of MLC as the same is amended, restated, supplemented or otherwise modified from time to time.
“MLC Domestication” means the continuance of MLC pursuant to the OBCA from a corporation existing under and governed by the OBCA to a limited liability company existing under and governed by the Act, as contemplated in the Plan of Arrangement, that will file IRS Form 8832 to elect to be treated as a corporation for U.S. federal income tax purposes; provided, that, prior to obtaining the approval of the shareholders of MLC with respect to the MLC Matters, MLC may, at its option and upon prior written approval of TURN (not to be unreasonably conditioned, delayed or withheld), cause the continuance of MLC to a corporation incorporated under and governed by the Delaware General Corporation Law.
“MLC Exchange Ratio” means the product of:
(i)     the quotient of (x) one, divided by (y) the Outstanding MLC Shares, multiplied by:

(ii)     the product of (x) New Parent Shares for Issuance, multiplied by (y) the MLC NAV Multiplier.
“MLC Fundamental Representations” means, collectively, the representations and warranties contained in (i) the first sentence of Section 4.1(a), (ii) Section 4.1(b), (iii) the first and fourth sentences of Section 4.2, (iv) the first two sentences and the last sentence of Section 4.4(a), and (v) Section 4.8.
“MLC Intervening Event” means with respect to MLC, any event, change or development first occurring or arising after the date hereof that is material to MLC and its Subsidiaries, taken as a whole, that was not known to, or reasonably foreseeable by, any member of MLC’s board of directors, as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken MLC (or to be refrained from being taken by MLC) pursuant to, this Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute an MLC Intervening Event: (a) the receipt, existence, or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third-party relating to or in connection with a transaction of the nature described in the definition of “Takeover Proposal” (which, for the purposes of this MLC Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of the MLC Common Shares (provided, however, that the exception to this clause (b) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an MLC Intervening Event has occurred); (c) changes in general economic, social or political conditions or the financial markets in general; or (d) general changes or developments in the industries in which MLC and its Subsidiaries operate, including general changes in Law after the date hereof across such industries.
“MLC IPR” means any and all Intellectual Property Rights owned or purported to be owned, in whole or part, by MLC or any of its Subsidiaries.
“MLC IPR Agreements” means agreements under which: (a) MLC or any of its Subsidiaries has been granted any license or other rights (including rights granted on a service basis) under any Intellectual Property Rights owned by any Person that are material to the business of MLC or any of its Subsidiaries (“MLC In-Bound Licenses”); (b) MLC or any of its Subsidiaries has granted to any other Person any material license or other right under any material MLC IPR (“MLC Out-Bound Licenses”); or (c) any Intellectual Property Right is or has been developed by a third party for MLC or any of its Subsidiaries or assigned to MLC or any of its Subsidiaries by any other Person, in each case, that is material to the business of MLC or any of its Subsidiaries (“MLC Development Agreements”).
“MLC Key Shareholders” means holders of at least nineteen and a half percent (19.5)% of the issued and outstanding MLC Common Shares.

“MLC Matters” means (i) the authorization, adoption and approval of this Agreement and the MLC Merger and (ii) the MLC Domestication.
“MLC NAV Multiplier” means the difference of (i) one (1) minus (ii) the TURN NAV Multiplier.
“MLC Net Asset Value” means $67,410,000.
“MLC Personnel” means a natural person who is an employee, individual independent contractor or self-employed individual employed, retained or engaged by MLC or any of its Subsidiaries.
“MLC Registered IPR” means any and all MLC IPR that is registered or recorded with an IPR Registration Authority, including: (a) Patents (including utility and design patents); (b) Trademarks; (c) Copyrights; (d) mask works; and (e) domain name registrations, in each case including all issuances, registrations, recordations and applications for any of the foregoing.
“MLC Resolutions” means the special resolution approving the MLC Matters to be considered at the MLC Shareholders Meeting by MLC shareholders. The MLC resolutions related to the Plan of Arrangement shall be substantially in the form attached as Exhibit D.
“MLC Superior Proposal” means a bona fide written Takeover Proposal that was not solicited in violation of this Agreement, made by a third-party that would result in such third-party becoming the beneficial owner, directly or indirectly, of more than 50% of the total voting power of MLC or more than 50% of the assets of MLC on a consolidated basis (a) on terms which MLC’s board of directors determines in good faith to be superior for the shareholders of MLC (in their capacity as shareholders), taken as a group, from a financial point of view as compared to the Mergers (after giving effect to the payment of the MLC Expense Reimbursement and any alternative proposed by TURN in accordance with Section 7.9), and (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror, that MLC’s board of directors deems relevant) in accordance with its terms.
“MLM Client” means any Person with whom MLC or one of its Subsidiaries has entered into a MLM Client Agreement.
“MLM Client Agreement” means any investment advisory, investment sub-advisory or investment management Contract or other similar document entered into by MLC or any one of its Subsidiaries with any Person.
“MLM Funds” means those vehicles pursuant to which MLM is contractually obligated to provide investment advisory services.
“Nasdaq” means the Nasdaq Global Market.

“New Parent Common Stock” means the common stock of New Parent, par value $.001 per share.
“New Parent Shares for Issuance” means 13,000,000 or such other number as may be mutually agreed in writing by TURN and MLC.
“OBCA” means the Business Corporations Act (Ontario).
“OBCA Director” means the director appointed pursuant to section 278 of the OBCA.
“Ontario Ministry” means the Ontario Ministry of Government and Consumer Services.
“Open Source Software” means all Software or other materials that are subject to “open source” or similar license terms that is distributed as “free software,” “open source software” or under a similar licensing or distribution terms, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, MIT licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License, and any license listed at www.opensource.org.
“Order” means any writ, injunction, judgment, order or decree entered, issued, made or rendered by any Governmental Entity.
“Outstanding MLC Shares” means the number of MLC Common Shares issued and outstanding as of immediately prior to the Effective Time.
“Outstanding TURN Shares” means the number of shares of TURN Common Stock issued and outstanding as of immediately prior to the Effective Time.
“Permit” means any license, permit, variance, exemption, approval, qualification, or Order of any Governmental Entity.
“Permitted Liens” means (i) any restriction on transfer arising under applicable securities Laws, (ii) Liens for Taxes not yet delinquent or for Taxes being contested in good faith, (iii) purchase money Liens, (iv) mechanics Liens and similar Liens for labor, materials, or supplies arising in the ordinary course of business for amounts not yet payable and that are not resulting from a breach, default or violation of any Contract or Law, (v) zoning, building codes, and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated in any material respect by the current use and operation of such real property, (vi) non-exclusive licenses to Intellectual Property Rights granted in the ordinary course of business, and (vii) customary Liens of lessors, lessees, sublessor, sublessees, licensors or licensees arising under lease arrangements or license arrangements.

“Person” means an individual, a (general or limited) partnership, a corporation, a limited liability company, an association, a trust, a joint venture, a Governmental Entity or other legal entity or organization.
“Personal Information” means (a) all information identifying, or that alone or in combination with other information allows for the identification of, an individual; and (b) any information that is defined as “personal information” or “personal data” under applicable Privacy and Data Security Laws.
“Plan Assets” has the meaning set forth in the U.S. Department of Labor regulation located at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.
“Plan of Arrangement” means the plan of arrangement, substantially in the form attached as Exhibit C, as amended, modified or supplemented from time to time in accordance with either (i) this Agreement and the Plan of Arrangement; or (ii) at the direction of the Court in the Final Order, which Plan of Arrangement, for greater certainty, shall only be in respect of the MLC Domestication and not in respect of any other MLC Matter.
“Previously Disclosed” means information (i) with respect to TURN, (A) set forth by TURN in the TURN Disclosure Letter or (B) previously disclosed since the Applicable Date in any TURN SEC Report, and (ii) with respect to MLC, (A) set forth by MLC in the MLC Disclosure Letter or (B) previously disclosed since the Applicable Date in any MLC Report.
“Privacy Agreements” means any contracts, commitments, obligations or responsibilities to affiliated and unaffiliated third parties, including individuals, governing the Processing of Personal Information, into which TURN or MLC (as applicable) or any of its Subsidiaries has entered or is otherwise bound.
“Privacy and Data Security Laws” means any Laws (including Anti-Spam Laws) with which TURN or MLC (as applicable) or any of its Subsidiaries is required to comply relating to anti-spam or the privacy, Processing or security of Personal Information, including regarding data breach disclosure and notification.
“Privacy Commitments” means any and all (a) applicable Privacy and Data Security Laws, (b) Privacy Policies, (c) Privacy Agreements, and (d) the rules of any applicable self-regulatory organizations in which TURN or MLC (as applicable) or any of its Subsidiaries is a member.
“Privacy Policy” means each publicly-posted written statement made by TURN or MLC (as applicable) or any of its Subsidiaries related to the Processing of Personal Information, including website or mobile app privacy policies or notices and notices or policies related to the privacy of employees, individual contractors, temporary workers, and job applicants.
“Proceeding” means an action, suit, arbitration, investigation, examination, litigation, lawsuit or other proceeding, whether civil, criminal or administrative.

“Processing” (or its conjugates) means any operation or set of operations that is performed upon data, including Personal Information, whether or not by automatic means, such as collection, recording, organization, structuring, transfer, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction, or instruction, training or other learning relating to such data or combination of data, including Personal Information.
“Regulatory Approvals” means all applications and notices with, and receipt of consents, authorizations, approvals, exemptions or nonobjections from, any Governmental Entity.
“Retiree Medical Benefit Plan” means the Harris & Harris Group, Inc. Retiree Medical Benefit Plan.
“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, Kherson, so-called Luhansk People’s Republic and Zaporizhzhia regions of Ukraine).
“Sanctioned Person” means any Person that is the subject or target of Sanctions, including: (a) any Person listed on any Sanctions-related list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (b) any Person operating, organized or resident in a Sanctioned Country; (c) any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or controlled by a Person or Persons described in clauses (a) or (b); or (d) any Person otherwise the subject or target of Sanctions.
“Sanctions” means all economic or trade sanctions administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, HM’s Department of the Treasury or any other applicable sanctions authority.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“SEDAR+” means the System for Electronic Data Analysis and Retrieval maintained on behalf of the Canadian Securities Authorities.
“Shared Expenses” means, collectively, (a) all filing fees payable in connection with the notifications, filings, registrations, submissions and other materials required to satisfy the closing condition in Section 8.1(c), (b) the fees and expenses of the Paying and Exchange Agent and (c) all registration and other filing fees payable to the SEC, Canadian securities regulators or Cboe Canada in respect of, and all legal, accounting, proxy solicitation and financial printer fees, costs and expenses incurred by or on behalf of a Party in connection with, the preparation, filing and revision of, in each case, the Registration Statement and Joint Proxy Statement/Prospectus (including for the avoidance of doubt with respect to the information included therein so that the Joint Proxy Statement/Prospectus constitutes a management information circular of MLC) in respect of the Mergers and the other Transactions, excluding any fees and expenses incurred in connection with the preparation of any financial statements of MLC.
“Subsidiary” when used with respect to any Person, means any corporation, partnership, limited liability company or other Person, whether incorporated or unincorporated, that is consolidated with such Person for financial reporting purposes under GAAP.
“Takeover Proposal” means any inquiry, proposal, discussions, negotiations or offer from any Person or group of Persons (other than MLC or TURN or any of their respective Affiliates) (a) with respect to a merger, arrangement, amalgamation, consolidation, tender offer, exchange offer, take-over bid, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving MLC or TURN, as applicable, or any of such Party’s respective Subsidiaries, as applicable (excluding any internal reorganization involving only MLC or TURN, as applicable, and/or one or more of their respective Subsidiaries), or (b) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (i) assets or businesses (including any mortgage, pledge or similar disposition thereof but excluding any bona fide financing transaction) that constitute or represent, or would constitute or represent if such transaction is consummated, 25% or more of the total assets, net revenue or net income of MLC or TURN, as applicable (based on the most recent publicly disclosed financial statements of the applicable Party), and such Party’s respective Subsidiaries, taken as a whole, or (ii) 25% or more of the outstanding shares of capital stock of, or other equity or voting interests in, MLC or TURN, as applicable, in each case other than the Mergers and the other Transactions (including shares held by the acquiring party on or before the date of this Agreement).
“Tax” includes: (a) any tax, assessment, fee, or other governmental charge imposed by any Governmental Entity, including any United States, Canadian, foreign, federal, state, provincial or local income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, freehold mineral tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, environmental tax (including taxes under Section 59A of the Code), profits tax, severance tax, personal property tax, real property tax, sales tax, license tax, goods and services tax, harmonized sales tax, service tax, transfer tax, use tax, excise tax, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, employer health tax, social security (or similar) tax, unemployment tax, disability tax, alternative or add-on minimum tax, estimated tax, any amounts or refunds owing under section 125.7 of the Tax Act, employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions, or other charge, levy, duty or assessment in the nature of or similar to a tax of any kind whatsoever; (b) any interest, fine, penalty, late filing fees or addition to tax imposed by or due to a Governmental Entity; and (c) any liability in respect of any item described in clauses (a) or (b) above, regardless of whether such liability arises by reason of a contract, assumption, operation of a legal requirement, imposition of transferee or successor liability or otherwise and, in the case of each of clauses (a), (b), and (c), regardless of whether any item described therein is disputed or not.

“Tax Act” means the Income Tax Act (Canada), as amended.
“Tax Return” means a report, return, statement, form or other information (including any schedules, attachments or amendments thereto) supplied or required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, consolidated, combined or unitary returns for any group of entities.
“Transactions” means the transactions contemplated by this Agreement, including the MLC Domestication, the 40 Act Closing Date Plan and the Mergers.
“TURN Change of Control Severance Payments” means any payments due at or in connection with the Closing under the Change in Control and Severance Agreements listed in Section 3.19 of the TURN Disclosure Letter, including the employer’s portion of all payroll, employment, unemployment and similar Taxes applicable to any such amounts payable under such Change in Control and Severance Agreements.
“TURN Client” means any Person with whom TURN or one of its Subsidiaries has entered into a TURN Client Agreement.
“TURN Client Agreement” means any investment advisory, investment sub-advisory or investment management Contract or other similar document entered into by TURN or any one of its Subsidiaries with any Person.
“TURN Exchange Ratio” means the product of:
(i) the quotient of (x) one, divided by (y) the Outstanding TURN Shares, multiplied by:
(ii) the product of (x) New Parent Shares for Issuance, multiplied by (y) the TURN NAV Multiplier.
“TURN Fundamental Representations” means, collectively, the representations and warranties contained in (i) the first sentence of Section 3.1(a), (ii) Section 3.1(b), (iii) Section 3.2, (iv) the first and fourth sentences of Section 3.3, (v) the first two sentences and the last sentence of Section 3.5(a), and (vi) Section 3.9.
“TURN Intervening Event” means with respect to TURN, any event, change or development first occurring or arising after the date hereof that is material to TURN and its Subsidiaries, taken as a whole, that was not known to, or reasonably foreseeable by, any member of TURN’s board of directors, as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken TURN (or to be refrained from being taken by TURN) pursuant to, this Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute an TURN Intervening Event: (a) the receipt, existence, or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third-party relating to or in connection with a transaction of the nature described in the definition of “Takeover Proposal” (which, for the purposes of this TURN Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of the TURN Common Stock (provided, however, that the exception to this clause (b) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an TURN Intervening Event has occurred); (c) changes in general economic, social or political conditions or the financial markets in general; or (d) general changes or developments in the industries in which TURN and its Subsidiaries operate, including general changes in Law after the date hereof across such industries.
“TURN IPR” means any and all Intellectual Property Rights owned or purported to be owned, in whole or part, by TURN or any of its Subsidiaries.
“TURN IPR Agreements” means agreements under which: (a) TURN or any of its Subsidiaries has been granted any license or other rights (including rights granted on a service basis) under any Intellectual Property Rights owned by any Person that are material to the business of TURN or any of its Subsidiaries (“TURN In-Bound Licenses”); (b) TURN or any of its Subsidiaries has granted to any other Person any material license or other right under any material TURN IPR (“TURN Out-Bound Licenses”); or (c) any Intellectual Property Right is or has been developed by a third party for TURN or any of its Subsidiaries or assigned to TURN or any of its Subsidiaries by any other Person, in each case, that is material to the business of TURN or any of its Subsidiaries (“TURN Development Agreements”).
“TURN Key Shareholders” means holders of at least nineteen and a half percent (19.5)% of the issued and outstanding shares of TURN Common Stock.
“TURN Matters” means (i) the adoption of this Agreement and (ii) the deregistration of TURN under the Investment Company Act pursuant to Section 7.15.
“TURN NAV Multiplier” means the quotient (rounded to the nearest fourth decimal place, with 0.00005 rounding up) of (i) the Closing TURN Net Asset Value, divided by (ii) the Combined Closing NAV.
“TURN Net Asset Value” means the net asset value of TURN, calculated using the same assumptions and methodologies, and applying the same categories of adjustments to net asset value, historically used by TURN in calculating the net asset value of TURN that has been publicly reported by TURN in its financial statements; provided that, notwithstanding anything in this Agreement to the contrary, the TURN Net Asset Value shall be calculated (i) without taking into account any conversion of TURN investment assets to cash, any subsequent distribution of such cash by TURN to New Parent or any of its Subsidiaries or any distribution in kind of TURN investment assets to New Parent or any of its Subsidiaries, in each case, as required to implement the mutually agreed 40 Act Closing Date Plan, if applicable, and (ii) to the extent not settled prior to the Determination Date (such settlement to be documented in a form reasonably acceptable to MLC) and reflected in the Closing TURN Net Asset Value, to include all current and future Liabilities under the Retiree Medical Benefit Plan, in an amount equal to the figure actuarially determined and included in TURN’s Annual Report on Form N-CSR for the year ending December 31, 2024, net of any payments made under such plan through the Determination Date and reflected in the Closing TURN Net Asset Value.
“TURN Personnel” means a natural person who is an employee, individual independent contractor or self-employed individual employed, retained or engaged by TURN or any of its Subsidiaries.
“TURN Registered IPR” means any and all TURN IPR that is registered or recorded with an IPR Registration Authority, including: (a) Patents (including utility and design patents); (b) Trademarks; (c) Copyrights; (d) mask works; and (e) domain name registrations, in each case including all issuances, registrations, recordations and applications for any of the foregoing.
“TURN Superior Proposal” means a bona fide written Takeover Proposal that was not solicited in violation of this Agreement, made by a third-party that would result in such third-party becoming the beneficial owner, directly or indirectly, of more than 50% of the total voting power of TURN or more than 50% of the assets of TURN on a consolidated basis (a) on terms which TURN’s board of directors determines in good faith to be superior for the shareholders of TURN (in their capacity as shareholders), taken as a group, from a financial point of view as compared to the Mergers (after giving effect to the payment of the TURN Expense Reimbursement and any alternative proposed by MLC in accordance with Section 7.10), and (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror, that TURN’s board of directors deems relevant) in accordance with its terms.
“TURN Transaction Expenses” means the aggregate amount of all unpaid fees, costs, expenses and other amounts incurred or otherwise payable, directly or indirectly, by TURN, New Parent, TURN Merger Sub, MLC Merger Sub or any of their respective Subsidiaries in connection with, arising from or related to (a) the negotiation, preparation, execution or delivery of this Agreement or the consummation of the Transactions, including all legal, accounting, proxy solicitation, financial printer, investment banking and financial advisory fees, costs and expenses of TURN, New Parent, TURN Merger Sub, MLC Merger Sub or any of their respective Subsidiaries, in each case other than to the extent constituting Shared Expenses; (b) all performance awards, deferred compensation, bonuses, including transaction bonuses and stay bonuses, change of control payments, retention payments, termination, severance or other bonuses or payments that are triggered or accelerated or otherwise due or payable in connection with or incident to (whether at or after Closing) the consummation of the Transactions (including for the avoidance of doubt all retention bonus payments payable to each of Kevin M. Rendino and Daniel B. Wolfe and any TURN Change of Control Severance Payments), including any gross-up or similar payments for Taxes, (c) the employer’s portion of all payroll, employment, unemployment and similar Taxes applicable to any amounts set forth in the preceding subclause (b), (d) one hundred percent (100%) of (i) Transfer Taxes associated with the TURN Merger and (ii) the costs of obtaining a six (6) year tail insurance policy for director and officer liability for TURN; and (e) fifty percent (50%) of all Shared Expenses.

“Warrants” means the warrants issued pursuant to the Indentures.
10.2    Table of Defined Terms.

Acceptable Confidentiality Agreement	78
Acceptable Courts	118
Agreement	5
Applicable Date	17
Bankruptcy and Equity Exception	16
Certificate of Merger	8
Certificates of Merger	8
Closing	7
Closing Date	8
Court	97
De-Registration Date	37
Determination Date	11
Disqualification Event	59
Effective Time	8
Exchange Fund	10
Expense Reimbursement Cap	94
Fair Value Measurement	20
Fair Value Measurements and Disclosures (Topic 820)	64
Federal Securities Laws	20
GAAP	18
HSR Act	73
Indemnified Party	76
Intended Tax Treatment	85
Joint Proxy Statement/Prospectus	17, 120
Leased Real Property	35
Level 1	64
Material Adverse Effect	88
Material Compliance Matters	22
Merger Agreement	120
Mergers	5
MLC	5, 120
MLC Adverse Recommendation Change	80
MLC Articles	38
MLC Balance Sheet	42
MLC Bylaws	38

MLC Capitalization Date	39
MLC Company Plan	49
MLC Company Plans	49
MLC Disclosure Letter	120
MLC Expense Reimbursement	94
MLC Insurance Policy	54
MLC Interim Balance Sheet	42
MLC Intervening Event Notice Period	81
MLC Intervening Event Recommendation Change	81
MLC Investment Assets	58
MLC Investment Objectives	67
MLC IT Infrastructure	56
MLC Leased Real Property	58
MLC Material Contracts	52
MLC Merger Sub	5
MLC NAV Statement	11
MLC Recommendation	74
MLC Requisite Vote	40
MLC Rights	39
MLC SEC Reports	39
MLC Shareholders Meeting	40
MLC Software	56
MLC Voting Debt	39
MLM	59
Money Laundering Laws	23
New Parent	5
Non-Party Affiliates	120
Notice of a MLC Superior Proposal	80
Notice of a TURN Superior Proposal	82
NYBCL	7
Parties	5
Party	5
Paying and Exchange Agent	10
Plan Asset Funds	62
Plan of Arrangement	106
QPAM	62
QPAM Exemption	38
Registration Statement	17, 101
Representatives	78
Required Filings	73

Rights	15
Sarbanes-Oxley Act	19
Takeover Approval	79
Takeover Statutes	23
Tax Act	5
Termination Date	91
Transfer Taxes	85
TURN	5
TURN Adverse Recommendation Change	82
TURN Balance Sheet	18
TURN Bylaws	14
TURN Capitalization Date	15
TURN Certificate of Merger	7
TURN Charter	14
TURN Client Accounts	38
TURN Company Plan	26
TURN Company Plans	26
TURN Disclosure Letter	120
TURN Expense Reimbursement	94
TURN Insurance Policy	31
TURN Interim Balance Sheet	18
TURN Intervening Event Notice Period	83
TURN Intervening Event Recommendation Change	83
TURN Investment Assets	36
TURN Investment Objectives	63
TURN IT Infrastructure	34
TURN Material Contracts	29
TURN Merger	5
TURN Merger Sub	5
TURN NAV Statement	11
TURN Recommendation	75
TURN Requisite Vote	16
TURN SEC Reports	17
TURN Shareholders Meeting	16
TURN Software	33
TURN Transaction Expenses	95
USA PATRIOT Act	23
Voting Debt	15

ARTICLE XI

GENERAL PROVISIONS
11.1    Non-survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants or agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for (a) those covenants and agreements contained in this Agreement that by their express terms apply or are to be performed in whole or in part at or after the Effective Time, which shall survive the Effective Time in accordance with their respective terms, and (b) Section 7.14 and Article XI shall survive the Effective Time.
11.2    Amendments. At any time prior to the Effective Time, this Agreement (including the Plan of Arrangement, it being acknowledged and agreed that in connection with any amendment, supplement or modification of the Plan of Arrangement, no approval required by this Section 11.2 shall be unreasonably delayed, conditioned or withheld by any of TURN, New Parent, TURN Merger Sub or MLC Merger Sub) may be amended, supplemented or modified only by an instrument in writing signed on behalf of each of the Parties, with such action taken or authorized by their respective boards of directors, at any time before or after obtaining the MLC Requisite Vote in respect of the MLC Matters or the TURN Requisite Vote in respect of the TURN Matters; provided, however, that after obtaining the MLC Requisite Vote in respect of the MLC Matters or the TURN Requisite Vote in respect of the TURN Matters, there may not be any amendment, supplement or modification of this Agreement that requires approval by the shareholders of MLC or TURN, respectively, unless such approval shall have been obtained.
11.3    Extension; Waiver. At any time prior to the Effective Time, each of TURN and MLC, by action taken or authorized by its board of directors, may, to the extent legally allowed, (a) in the case of TURN, extend the time for the performance of any of the obligations or other acts of MLC, and in the case of MLC, extend the time for the performance of any of the obligations or other acts of TURN, New Parent, TURN Merger Sub or MLC Merger Sub, (b) in the case of TURN, waive any inaccuracies in the representations and warranties of MLC contained in this Agreement, and in the case of MLC, waive any inaccuracies in the representations and warranties of TURN contained in this Agreement or (c) in the case of TURN, waive compliance by MLC with any of the agreements or conditions contained in this Agreement, and in the case of MLC, waive compliance by TURN, New Parent, TURN Merger Sub or MLC Merger Sub with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of TURN or MLC, and such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other non-compliance. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such right, power or privilege, and no single or partial exercise thereof shall preclude any other or further exercise thereof. No provision of this Agreement shall be waived or modified at or following the Effective Time.

11.4    Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given (a) when delivered by hand (providing proof of delivery), (b) on the date sent via email (provided, that, the sender does not promptly receive any “bounce back” or notice of non-delivery), (c) on the fifth Business Day after mailing if mailed to the Party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed with return receipt requested, or (d) one Business Day after mailing if mailed to the Party to whom notice is to be given by nationally recognized overnight carrier service prior to the deadline for next-day delivery. Such communications must be sent to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to MLC, to:

Mount Logan Capital Inc.
650 Madison Avenue, 3rd Floor
New York, NY 10022
Attention:    Steven Wayne
                       Olivier Fioroni
                    Nikita Klassen
Email:           Steven.Wayne.oa@bcpartners.com
                       Olivier.Fioroni@bcpartners.com
                       Nikita.Klassen@bcpartners.com

with a copy, which will not constitute notice, to:

Dechert LLP 3 Bryant Park 1095 Avenue of the Americas New York, NY 10036 Attention: Kenneth E. Young, Esq. Stephen R. Pratt, Esq. Email: Ken.Young@dechert.com; Stephen.Pratt@dechert.com

If to TURN, New Parent, TURN Merger Sub or MLC Merger Sub, to:

180 Degree Capital Corp. 7 North Willow Street, Suite 4B Montclair, NJ 07042 Attention: Daniel Wolfe Email: daniel@180degreecapital.com with a copy, which will not constitute notice, to:

Proskauer Rose LLP
Eleven Times Square
New York, NY 10036
Attention:     John J. Mahon, Esq.
    Joshua A. Apfelroth, Esq.
    Michael E. Ellis, Esq.
Email:     jmahon@proskauer.com
    japfelroth@proskauer.com
    mellis@proskauer.com

11.5    Interpretation; Construction. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the word “or” is used in this Agreement, it shall be deemed to not be exclusive and shall have the meaning represented by the term “and/or,” unless the context otherwise requires. The terms “cash,” “dollars” and “$” mean United States dollars. All schedules and exhibits hereto, including the TURN Disclosure Letter and MLC Disclosure Letter, shall be deemed part of this Agreement and included in any reference to this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to any statute, regulation or provision of Law shall be deemed to include a reference to any amendment, modification, replacement, or successor statute, regulation or provision of such Law, as well as any rules or regulations promulgated thereunder, unless expressly stated otherwise. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. References to “days” shall mean “calendar days” unless expressly stated otherwise. The Parties have jointly participated in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
11.6    Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, then (a) the Parties shall amend or otherwise modify this Agreement to replace such term, provision, covenant or restriction with a valid and enforceable term, provision, covenant or restriction that gives effect to the original intent of the Parties in executing this Agreement and (b) the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated as a result thereof.
11.7    Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement may be executed in two or more counterparts, each such counterpart being deemed to be an original instrument and all such counterparts together constituting the same agreement and, to the extent signed and delivered by means of a facsimile machine or telecopy, by email delivery of a “.pdf” or “.jpg” format data file or by any electronic signature complying with the U.S. federal ESIGN Act of 2000, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or telecopy, email delivery of a “.pdf” or “.jpg” format data file or electronic signature complying with the U.S. federal ESIGN Act of 2000 to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or telecopy, email delivery of a “.pdf” or “.jpg” format data file or by any electronic signature complying with the U.S. federal ESIGN Act of 2000 as a defense to the formation of a contract and each Party hereto forever waives any such defense.
11.8    Entire Agreement. This Agreement (including all exhibits, annexes and schedules referred to in this Agreement or attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement.
11.9    Governing Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement, and all claims or Proceedings based upon, arising out of or relating to this Agreement or the Transactions, shall be governed and construed in accordance with the Laws of the State of New York applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles that would cause the application of the Laws of another jurisdiction; provided, that (i) in advance of the MLC Domestication, the Laws of the Province of Ontario, Canada shall govern MLC’s obligations related to the Arrangement and to obtaining any vote of the MLC shareholders with respect to the MLC Matters and the fiduciary obligations of the members of the board of directors of MLC, and (ii) from and after the MLC Domestication, the Laws of the State of Delaware shall govern the fiduciary obligations of the members of the board of directors or board of managers, as applicable, if any, of MLC and the MLC Merger. The Parties agree that any Proceeding brought by any Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought exclusively in (x) any court of the State of New York sitting in the borough of Manhattan, or (y) if such state court lacks subject matter jurisdiction, the United States District Court for Southern District of New York, and, in each case, the appellate courts to which orders and judgments therefore may be appealed (collectively, the “Acceptable Courts”). Each of the Parties hereto submits to the jurisdiction of any Acceptable Court in any Proceeding seeking to enforce any provision of, or otherwise based upon, arising out of or relating to, this Agreement or the Transactions and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each Party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such Acceptable Court or that any such Proceeding brought in any such Acceptable Court has been brought in an inconvenient forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. Each Party (a) certifies that no representative of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of any Proceeding, seek to enforce the foregoing waiver, (b) certifies that it makes this waiver voluntarily and (c) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 11.9.
11.10    Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the Parties (whether by merger, operation of law or otherwise) without the prior written consent of the other Parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.6 and Section 11.14, this Agreement is not intended to and does not confer upon any Person, other than the Parties hereto, any rights or remedies.
11.11    Remedies Cumulative. Except as otherwise provided in this Agreement, (a) any and all remedies expressly conferred upon a Party to this Agreement will be cumulative with, and not exclusive of, any other remedy arising under this Agreement, at Law, or in equity and (b) the exercise by a Party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.
11.12    Specific Performance. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Acceptable Court without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such Party is entitled at law or in equity. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party hereto has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Notwithstanding anything to the contrary contained in this Agreement, to the extent any Party brings a Proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than a Proceeding to enforce specifically any provision that expressly survives termination of this Agreement), the Termination Date shall automatically be extended to the earlier of (a) six (6) months from the Termination Date and (b) the twentieth (20th) Business Day following the resolution of such Proceeding (provided, that the Parties acknowledge and agree that the applicable court presiding over such Proceeding may establish a different time period).
11.13    Disclosure Letter. Contemporaneously with the execution of this Agreement, each of TURN and MLC have delivered to the other Party a disclosure letter (the “TURN Disclosure Letter” and the “MLC Disclosure Letter”, respectively; each, a “Disclosure Letter”). Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty in the Disclosure Letter shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. Each Disclosure Letter shall be numbered to correspond with the sections and subsections contained in this Agreement. The disclosure in any section or subsection of each Disclosure Letter shall qualify only (i) the corresponding section or subsection, as the case may be, of this Agreement, (ii) other sections or subsections of this Agreement to the extent specifically cross-referenced in such section or subsection thereof, and (iii) other sections or subsections of this Agreement to the extent it is reasonably apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections or subsections. No disclosure in the Disclosure Letters shall be construed as an admission or indication to any Person, other than as expressly set forth in this Agreement. No disclosure in the Disclosure Letters relating to any possible breach or violation of any agreement or applicable Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.
11.14    Non-Recourse. All Proceedings (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as Parties hereto. No Person who is not a named Party to this Agreement, including any past, present or future direct or indirect, equityholders, controlling Persons, directors, officers, employees, agents, incorporators, representatives, Affiliates, members, managers, general or limited partners, lender, financing source or assignees (and any former, current or future equityholder, controlling Person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing) of any named Party to this Agreement (“Non-Party Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any Liabilities arising under, in connection with or related to this Agreement or for any claim or Proceeding based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each Party waives and releases all such Liabilities against any such Non-Party Affiliate. The provisions of this Section 11.14 are intended to be for the benefit of, and shall be enforceable by, each of the Non-Party Affiliates and such Person’s estate, heirs and representatives.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MOUNT LOGAN CAPITAL INC.

By: /s/ Edward Goldthorpe
Name: Edward Goldthorpe
Title: CEO

[Signature Page to Agreement and Plan of Merger]

180 DEGREE CAPITAL CORP.

By: /s/ Kevin M. Rendino
Name: Kevin M. Rendino
Title: Chief Executive Officer

YUKON NEW PARENT, INC.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

POLAR MERGER SUB, INC.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

MOOSE MERGER SUB, LLC

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

[Signature Page to Agreement and Plan of Merger]

Annex A
TURN NAV Multiplier Adjustment Mechanism
Pursuant to Section 2.7(b) of the Agreement, to the extent that the TURN NAV Multiplier would reasonably be expected to be greater than 50% or if any TURN shareholder (individually or together with its Affiliates) would reasonably be expected to own 25% or more of the issued and outstanding shares of New Parent Common Stock immediately after the Effective Time, the Parties shall reasonably cooperate to implement the following procedures, which shall be effected prior to the Effective Time:
1.    TURN shall promptly propose, by written notice to MLC (the “Proposed Distribution Notice”), assets of TURN that will be subject to in-kind distribution to TURN’s shareholders prior to the Effective Time so that the TURN NAV Multiplier will be under 50% or, if applicable, no TURN shareholder will be over the threshold specified above, in each case, as of the Effective Time.
2.    MLC shall have the right to approve in advance in writing (such approval not to be unreasonably conditioned, delayed or withheld) any such in-kind distributions set forth in the Proposed Distribution Notice.
3.    If MLC does not approve any such in-kind distribution pursuant to item 2 above, TURN shall promptly propose additional assets that will be subject to in-kind distributions in accordance with item 1, as necessary, and MLC shall again have the right to approve such distributions, in accordance with item 2.
4.    The Closing TURN Net Asset Value will be adjusted to reflect the attributes of the in-kind distributions on which the Parties have agreed pursuant to items 1-3 above (both with respect to the reduction in TURN assets and any increase in TURN Liabilities in connection therewith, including corporate-level taxes, it being agreed that MLC and TURN will reasonably cooperate to select assets that create tax efficiencies at the corporate level).

Exhibit A-1
Registration Statement Tax Opinion to TURN
[See Attached.]

January 16, 2025

Ladies and Gentlemen:

You have requested our opinion in connection with the proposed reorganization of 180 Degree Capital Corp., a New York corporation ("TURN"), and Mount Logan Capital Inc., a Delaware corporation ("MLC"), pursuant to the Agreement and Plan of Merger, dated as of January 16, 2025 (the "Merger Agreement"), among TURN, MLC, Yukon New Parent, Inc., a Delaware corporation ("New Parent"), Polar Merger Sub, Inc., a New York corporation ("TURN Merger Sub") and Moose Merger Sub, Inc., a Delaware limited liability company ("MLC Merger Sub"). In the Reorganization (as defined below), TURN Merger Sub will merge with and into TURN with TURN surviving (the "TURN Merger"), after which MLC will merge with and into MLC Merger Sub with MLC surviving (the "MLC Merger", and together with the TURN Merger, the "Reorganization"). The parties may subsequently choose to merge TURN and MLC.

In connection with this opinion, we have examined the Merger Agreement, certain public filings of TURN made with the U.S. Securities and Exchange Commission, and the representation of TURN addressed to us, dated as of the date hereof and the representation letter of MLC addressed to us, dated as of the date hereof (together, the "Representation Letters"). In rendering this opinion we have assumed (i) that the facts, representations and information contained in the Merger Agreement are true, complete, and correct and will remain true, complete, and correct at all times up to and including the Effective Time, (ii) that the representations made by TURN and MLC in the Representation Letters are true, complete, and correct and will remain true, complete, and correct up to and including the Effective Time and (iii) that any representations made in such Representation Letters or the Merger Agreement that are qualified by knowledge or qualifications of like import are true, complete, and correct and will remain true, complete and correct at all times up to and including the Effective Time, in each case without such qualifications, and we have relied on each of such representations. In addition, our opinion set forth below assumes (i) the genuineness of all signatures, (ii) the legal capacity of natural persons and the authenticity of all documents we have examined, (iii) the authenticity of any document submitted to us as originals, (iv) the conformity to the originals of all copies of documents submitted to us, (v) the authenticity of the originals of such copies, (vi) the accuracy of the representations of each party to the Merger Agreement, (vii) the accuracy of the oral or written statements and representations of officers and other representatives of TURN and MLC, (viii) the due authority, execution and delivery by each of the parties to the Merger Agreement, (ix) that the Merger Agreement constitutes the legal, valid, and binding obligation of each of the parties thereto, (x) that each of the representations set forth in the Representation Letters is and will remain true, complete, and correct and (xi) that each of the parties to the Merger Agreement will perform all of its obligations in the manner described therein. Any capitalized terms used but not defined herein shall have the meaning given to such terms in the Merger Agreement.

Based upon and subject to the foregoing, and our consideration of such other matters of fact and law as we have considered necessary or appropriate, it is our opinion, under presently applicable United States

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Proskauer
180 Degree Capital Corp.
January 16, 2025
Page 2

federal income tax law, that the Reorganization will be treated as a transfer to corporation controlled by transferors within the meaning of Section 351 of the Code.

This opinion is limited to the tax matters specifically covered herein, and we have not been asked to address, nor have we addressed, any other tax consequences of the Reorganization. The opinion herein is based on current authorities and upon facts and assumptions as of the date of this opinion, including those described as above. The opinion is subject to change in the event of a change in the applicable law or change in the interpretation of such law by the courts or by the Internal Revenue Service, or a change in any of the facts and assumptions upon which it is based. There is no assurance that legislative or administrative changes or court decisions may not be forthcoming that would significantly modify the statements and opinions expressed herein. Any such changes may or may not be retroactive with respect to transactions prior to the date of such changes. This opinion represents only our best legal judgment, and has no binding effect or official status of any kind, so that no assurance can be given that the positions set forth above will be sustained by a court, if contested.

Very truly yours,

Exhibit A-2
Registration Statement Tax Opinion to MLC
[See Attached.]

Dechert LLP

Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

January 16, 2025

Ladies and Gentlemen:

You have requested our opinion in connection with the proposed reorganization of 180 Degree Capital Corp., a New York corporation ("TURN"), and Mount Logan Capital Inc., a Delaware corporation ("MLC"), pursuant to the Agreement and Plan of Merger, dated as of January 16, 2025 (the "Merger Agreement"), among TURN, MLC, Yukon New Parent, Inc., a Delaware corporation ("New Parent"), Polar Merger Sub, Inc., a New York corporation ("TURN Merger Sub") and Moose Merger Sub, LLC, a Delaware limited liability company ("MLC Merger Sub"). In the Reorganization (as defined below), TURN Merger Sub will merge with and into TURN with TURN surviving (the "TURN Merger"), after which MLC will merge with and into MLC Merger Sub with MLC surviving (the "MLC Merger", and together with the TURN Merger, the "Reorganization"). The parties may subsequently choose to merge TURN and MLC.

In connection with this opinion, we have examined the Merger Agreement, certain public filings of TURN made with the U.S. Securities and Exchange Commission, and the representation of TURN addressed to us, dated as of the date hereof and the representation letter of MLC addressed to us, dated as of the date hereof (together, the "Representation Letters"). In rendering this opinion we have assumed (i) that the facts, representations and information contained in the Merger Agreement are true, complete, and correct and will remain true, complete, and correct at all times up to and including the Effective Time, (ii) that the representations made by TURN and MLC in the Representation Letters are true, complete, and correct and will remain true, complete, and correct up to and including the Effective Time and (iii) that any representations made in such Representation Letters or the Merger Agreement that are qualified by knowledge or qualifications of like import are true, complete, and correct and will remain true, complete and correct at all times up to and including the Effective Time, in each case without such qualifications, and we have relied on each of such representations. In addition, our opinion set forth below assumes (i) the genuineness of all signatures, (ii) the legal capacity of natural persons and the authenticity of all documents we have examined, (iii) the authenticity of any document submitted to us as originals, (iv) the conformity to the originals of all copies of documents submitted to us, (v) the authenticity of the originals of such copies, (vi) the accuracy of the representations of each party to the Merger Agreement, (vii) the accuracy of the oral or written statements and representations of officers and other representatives of TURN and MLC, (viii) the due authority, execution and delivery by each of the parties to the Merger Agreement, (ix) that the Merger Agreement constitutes the legal, valid, and binding obligation of each of the parties thereto, (x) that each of the representations set forth in the Representation Letters is and will remain true, complete, and correct and (xi) that each of the parties to the Merger Agreement will perform all of its obligations in the manner described therein. Any capitalized terms used but not defined herein shall have the meaning given to such terms in the Merger Agreement.

Based upon and subject to the foregoing, and our consideration of such other matters of fact and law as we have considered necessary or appropriate, it is our opinion, under presently applicable United States federal income tax law, that the Reorganization will be treated as a transfer to corporation controlled by transferors within the meaning of Section 351 of the Code.

January 16, 2025

Dechert LLP

This opinion is limited to the tax matters specifically covered herein, and we have not been asked to address, nor have we addressed, any other tax consequences of the Reorganization. In particular, we express no opinion on (i) the effect of the Reorganization and the transactions contemplated by the Merger Agreement on the Warrants and (ii) the consequences of the Reorganization and the transactions contemplated by the Merger Agreement on any shareholder of MLC that holds Warrants, with respect to their Warrants. The opinion herein is based on current authorities and upon facts and assumptions as of the date of this opinion, including those described as above. The opinion is subject to change in the event of a change in the applicable law or change in the interpretation of such law by the courts or by the Internal Revenue Service, or a change in any of the facts and assumptions upon which it is based. There is no assurance that legislative or administrative changes or court decisions may not be forthcoming that would significantly modify the statements and opinions expressed herein. Any such changes may or may not be retroactive with respect to transactions prior to the date of such changes. This opinion represents only our best legal judgment, and has no binding effect or official status of any kind, so that no assurance can be given that the positions set forth above will be sustained by a court, if contested.

Very truly yours,

Exhibit B
New Parent, MLC and TURN Officers and Directors
The New Parent board of directors, which shall be a classified board, unless otherwise mutually agreed by MLC and TURN, shall be comprised of the following, to the extent such Persons qualify and are willing and able to serve:
    Ted Goldthorpe;
    Four (4) directors who qualify as “independent directors” as defined in Nasdaq Listing Rule 5605(a)(2) (each such qualifying director, an “Independent Directors”) designated in writing by MLC;
    One (1) Independent Director designated in writing by TURN; and
    One (1) Independent Director mutually agreed in writing by MLC and TURN.
If any individual designated by TURN or MLC fails to qualify or otherwise refuses or is unable to serve, TURN or MLC as applicable, shall be entitled to designate an alternative individual. If Ted Goldthorpe fails to qualify or otherwise refuses or is unable to serve, MLC shall be entitled to designate an alternative individual.
Officers of New Parent and officers and directors or managers, as applicable, of each of MLC and TURN from and after the Effective Time will be designated by MLC prior to the Effective Time in accordance with Section 1.7.

Exhibit C
Plan of Arrangement
[See Attached.]

PLAN OF ARRANGEMENT UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
ARTICLE I
INTERPRETATION
1.1.Definitions

In this Plan of Arrangement unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“Act” means the Delaware Limited Liability Company Act;
“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement of the Company under the provisions of section 182 of the OBCA, on the terms and conditions set forth in this Plan of Arrangement as supplemented, modified, varied or amended from time to time in accordance with the terms of the Merger Agreement and Section 4.1 or at the direction of the Court in the Final Order (with the prior written consent of the Company and TURN, each acting reasonably), and not to any particular article, section or other portion thereof;
“Arrangement Resolution” means the special resolution approving the Arrangement to be considered at the Meeting by Shareholders;
“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the OBCA Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to MLC and TURN, each acting reasonably;
“Certificate of Arrangement” means the certificate of arrangement issued by the OBCA Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;
“Code” has the meaning set forth in Section 2.4;
“Common Share” means a common share in the capital of the Company;
“Company” means Mount Logan Capital Inc., a corporation existing under the OBCA;
“Company Delaware DEUs” has the meaning set forth in Section 2.2;
“Company Delaware RSUs” has the meaning set forth in Section 2.2;
“Company Delaware Units” has the meaning set forth in Section 2.2;
“Company DEUs” has the meaning set forth in Section 2.2;
“Company RSUs” has the meaning set forth in Section 2.2;
“Company Warrants” has the meaning set forth in Section 2.2;
“Continuance” or “Delaware Domestication” means the continuance of the Company out from the jurisdiction of the OBCA and the substantially concurrent domestication of the Company in the State of Delaware pursuant to the provisions of Section 18-212 of the Act;
“Court” means the Ontario Superior Court of Justice (Commercial List);

“Delaware Secretary of State” means the Secretary of State of the State of Delaware;
“Dissent Rights” has the meaning set forth in Section 3.1;
“Dissent Shares” has the meaning set forth in Section 3.1;
“Dissenting Shareholders” means registered Shareholders who validly exercise their Dissent Rights and who have not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
“Effective Time” means 30 minutes prior to the effective time of the merger of MLC Merger Sub with and into MLC Delaware as set forth in the certificate of merger that shall be filed by MLC Merger Sub and MLC with the Delaware Secretary of State on the Effective Date;
“Final Order” means the order made after the application to the Court pursuant to section 182 of the OBCA, in form and substance acceptable to the Company and TURN, each acting reasonably, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of both the Company and TURN, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to the Company and TURN, each acting reasonably) on appeal;
“Governmental Entities” means any federal, state, provincial, local, or foreign government or other governmental body, any agency, commission or authority thereof, any regulatory or administrative authority, any stock exchange, any quasi-governmental body, any self-regulatory agency (including the Financial Industry Regulatory Authority), any court, tribunal, or judicial body, or any political subdivision, department or branch of any of the foregoing;
“Interim Order” means the interim order of the Court made after application to the Court pursuant to section 182 of the OBCA in a form acceptable to MLC and TURN, each acting reasonably, after being informed of the intention to rely upon the Section 3(a)(10) Exemption, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, supplemented or varied by the Court (with the consent of both the Company and TURN, each acting reasonably);
“Liens” means all security interests, liens, claims, pledges, easements, mortgages, rights of first offer or refusal or other encumbrances;
“Joint Proxy Statement/Prospectus” means the joint proxy statement/prospectus to be jointly prepared by the Company and TURN and forwarded as part of the proxy solicitation materials to Shareholders in respect of the Meeting;
“Meeting” means the special meeting of the Shareholders to be called and held in accordance with the Interim Order to consider and vote on the Arrangement Resolution and on the other matters set out in the Joint Proxy Statement/Prospectus, and any adjournment or postponement thereof in accordance with the terms of the Merger Agreement;
“Merger Agreement” means the agreement and plan of merger among the Company, 180 Degree Capital Corp., Yukon New Parent, Inc., Polar Merger Sub, Inc., and MLC Merger Sub, dated January 16, 2025, as it may from time to time be amended, modified or supplemented;
“MLC Delaware” means the Company upon and following the Continuance under the Act;
“MLC Merger Sub” means Moose Merger Sub, LLC, a limited liability company formed under the Act;

“OBCA” means the Business Corporations Act (Ontario) as amended, including the regulations promulgated thereunder;
“OBCA Director” means the director appointed pursuant to section 278 of the OBCA;
“Section 3(a)(10) Exemption” means the exemption from registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;
“Shareholders” means the holders from time to time of Common Shares;
“Taxes” includes: (a) any tax, assessment, fee, or other governmental charge imposed by any Governmental Entity, including any United States, Canadian, foreign, federal, state, provincial or local income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, freehold mineral tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, environmental tax (including taxes under Section 59A of the Code), profits tax, severance tax, personal property tax, real property tax, sales tax, license tax, goods and services tax, harmonized sales tax, service tax, transfer tax, use tax, excise tax, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, employer health tax, social security (or similar) tax, unemployment tax, disability tax, alternative or add-on minimum tax, estimated tax, any amounts or refunds owing under section 125.7 of the Tax Act, employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions, or other charge, levy, duty or assessment in the nature of or similar to a tax of any kind whatsoever; (b) any interest, fine, penalty, late filing fees or addition to tax imposed by or due to a Governmental Entity; and (c) any liability in respect of any item described in clauses (a) or (b) above, regardless of whether such liability arises by reason of a contract, assumption, operation of a legal requirement, imposition of transferee or successor liability or otherwise and, in the case of each of clauses (a), (b), and (c), regardless of whether any item described therein is disputed or not;
“TURN” means 180 Degree Capital Corp., a corporation organized under the Laws of the State of New York; and
“U.S. Securities Act” means the United States Securities Act of 1933.
1.2.Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section refers to the specified section of this Plan of Arrangement.
1.3.Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, bodies corporate, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.
1.4.Date for any Action

In the event that any date on or by which any action is required or permitted to be taken hereunder is not a business day, such action shall be required or permitted to be taken on or by the next succeeding day which is a business day.
1.5.Statutory References

Any reference in this Plan of Arrangement to a statute includes such statute as amended, consolidated or re-enacted from time to time, all regulations made thereunder, all amendments to such regulations from time to time, and any statute or regulation which supersedes such statute or regulations.

ARTICLE II
ARRANGEMENT
1.
1.1.Binding Effect

The Arrangement shall be effective as of, and be binding at and after, the Effective Time on the Company, all registered and beneficial owners of securities of the Company, including the Common Shares, the Company RSUs and Company Warrants, any Dissenting Shareholders, the registrar and transfer agent of the Company and all other applicable persons, without any further act or formality required on the part of any person.
1.2.Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:
(1)each Dissent Share in respect of which Dissent Rights have been validly exercised and not withdrawn or deemed to be withdrawn shall be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to the Company and such Dissent Share shall be cancelled, and in exchange such holder shall be entitled to be paid by the Company the fair value of such Dissent Share (less, for greater certainty, any applicable withholding or other taxes) in accordance with Section 3.1;
(2)the Delaware Domestication shall be effective, and the Company shall be domesticated in the State of Delaware and shall continue as a limited liability company under the Act in accordance with the following:
(a)the name of MLC Delaware shall be “Mount Logan Capital Intermediate LLC”;
(b)there shall be filed with the Delaware Secretary of State the Certificate of Limited Liability Company Domestication and Certificate of Formation, each in a form to be mutually agreed between the Company and TURN, each acting reasonably;
(c)the limited liability company operating agreement of MLC Delaware shall be in a form mutually agreed between the Company and TURN, each acting reasonably;
(d)the registered office of MLC Delaware shall be located at 108 W 13th Street, Suite 100, Wilmington, Delaware 19801;
(e)the number of managers on the board of managers of MLC Delaware shall initially be set at six (6);
(f)the authorized capital of MLC Delaware shall consist of an unlimited number of units (the “Company Delaware Units”);
(g)each issued and outstanding Common Share (for greater certainty, other than those Common Shares, if any, transferred pursuant to subsection 2.2(a) above) will continue to be outstanding and will for all purposes be deemed to be one issued and outstanding Company Delaware Unit, without any action required on the part of the Company or the holders thereof;
(h)each outstanding common share purchase warrant of the Company entitling the holder thereof to acquire, upon due exercise, Common Shares upon payment of the applicable exercise price (a “Company Warrant”) will for all purposes be deemed to be a common share purchase warrant of

MLC Delaware (a “Company Delaware Warrant”), exercisable to receive an equal number of Company Delaware Units in accordance with the terms thereof;
(i)each outstanding restricted share unit of the Company entitling the holder thereof to receive, in accordance with the terms thereof, a Common Share (a “Company RSU”) will for all purposes be deemed to be a restricted share unit of MLC Delaware (a “Company Delaware RSU”) entitling the holder thereof to receive, in accordance with the terms thereof, a Company Delaware Unit;
(j)each outstanding dividend equivalent unit of the Company entitling the holder thereof to receive, in accordance with the terms thereof, a Common Share (a “Company DEU”) will for all purposes be deemed to be a dividend equivalent unit of MLC Delaware (a “Company Delaware DEU”) entitling the holder thereof to receive, in accordance with the terms thereof, a Company Delaware Unit;
(k)the property of the Company continues to be the property of MLC Delaware;
(l)MLC Delaware continues to be liable for the obligations of the Company;
(m)any existing cause of action, claim or liability to prosecution of the Company is unaffected;
(n)any civil, criminal or administrative action or proceeding pending by or against the Company may be continued to be prosecuted by or against MLC Delaware; and
(o)a conviction against the Company may be enforced against MLC Delaware or a ruling, order or judgment in favour of or against the Company may be enforced by or against MLC Delaware.
1.3.MLC Delaware Securities Registers

MLC Delaware shall make the appropriate entries in its securities registers to reflect the matters referred to under Section 2.2.
1.4.U.S. Federal Income Tax Treatment

For U.S. federal income tax purposes, the Continuance is intended to constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, and the Company and MLC Delaware are parties to such reorganization within the meaning of Section 368(b) of the Code. This Plan of Arrangement is being adopted as a “plan of reorganization” within the meaning of Section 368(a) of the Code and Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.
ARTICLE III
DISSENTING SHAREHOLDERS
2.
2.1.Dissenting Shareholders

Each registered Shareholder as of the record date of the Meeting shall have the right to dissent with respect to the Arrangement (“Dissent Rights”) pursuant to and in accordance with section 185 of the OBCA, as modified by the Interim Order, the Final Order and this Section 3.1 in respect of all (but not less than all) Common Shares held by such registered Shareholder (each such Common Share, a “Dissent Share”); provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). A Dissenting Shareholder shall, at the time of completion of the steps set forth in subsection 2.2(a), cease to have any rights as a Shareholder and shall only be entitled to be paid the fair value of the holder’s Dissent Shares (less, for greater certainty, any applicable withholding or other Taxes), and will not be entitled to any other payment or consideration. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder’s Common Shares shall be treated as if the Shareholder had participated in the Arrangement on the same basis as a non-dissenting Shareholder, notwithstanding subsection 185(6) of the OBCA. Notwithstanding the foregoing, in no case will the Company or any other person be required to recognize such holders as holders of Common Shares or Company Delaware Units after the completion of the steps set forth in subsection 2.2(a), and each Dissenting Shareholder will cease to be entitled to the rights of a shareholder in respect of the Common Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Common Shares as and from the completion of the steps in subsection 2.2(a). Notwithstanding anything to the contrary contained in Part XIV of the OBCA, the fair value of the Common Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Shareholders at the Meeting. For greater certainty, in addition to any other restrictions in subsection 185(6) of the OBCA, any person who (a) has voted or instructed a proxyholder to vote in favour of the Arrangement, (b) is not the registered holder of those Common Shares in respect of which Dissent Rights are sought to be exercised; (c) has not strictly complied with the procedures for exercising Dissent Rights; or (d) has withdrawn its exercise of Dissent Rights prior to the Effective Time, shall not be entitled to dissent with respect to the Arrangement.
ARTICLE IV
AMENDMENT AND TERMINATION
3.
3.1.Amendment

The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time; provided, that any such amendment, modification or supplement must be: (a) filed with the Court if made after receipt of the Interim Order and, if made following the Meeting, approved by the Court, (b) consented to by TURN in accordance with the Merger Agreement, and (c) communicated to Shareholders in the manner required by the Court (if so required).
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Meeting (provided that TURN shall have consented thereto in accordance with the Merger Agreement) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only (a) if it is consented to by the Company and TURN (in each case, acting reasonably), and (b) if required by the Court or applicable law, it is consented to by the Shareholders.
3.2.Withdrawal of Plan of Arrangement

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Merger Agreement.
3.3.Effect of Termination

Upon the withdrawal of this Plan of Arrangement pursuant to Section 4.2, no party, including but not limited to the Company, shall have any liability or further obligations hereunder.

ARTICLE V
TREATMENT OF SECURITIES
4.
4.1.Share Certificates

After the completion of the Arrangement, former registered holders of Common Shares (for greater certainty, other than those Common Shares, if any, transferred pursuant to subsection 2.2(a) above) shall be deemed to be registered holders of Company Delaware Units in accordance with Section 2.2(b)(vii) and any share certificates or Direct Registration System (DRS) advice formerly representing the Common Shares or the shares in the capital of any predecessor of the Company shall be deemed to be cancelled and shall cease to represent a right or claim of any kind or nature, other than the right of the registered holder of the Common Shares represented by such certificate to receive Company Delaware Units that such holder is entitled to receive in accordance with Section 2.2(b)(vii).
4.2.Company Warrants, Company RSUs and Company DEUs
(1)After the completion of the Arrangement, former holders of Company Warrants exercisable for Common Shares shall be deemed to be holders of Company Delaware Warrants entitled to receive an identical number of Company Delaware Units upon due exercise of the Company Delaware Warrants in accordance with the terms thereof. Any certificate evidencing Company Warrants exercisable for Common Shares prior to the completion of the Arrangement will thereafter evidence and be deemed to evidence Company Delaware Warrants exercisable in accordance with their terms for Company Delaware Units and no new warrant certificates evidencing the Company Delaware Warrants shall be required to be issued.
(2)After the completion of the Arrangement, former holders of Company RSUs and Company DEUs, each entitling the holder thereof to receive Common Shares in accordance with the terms thereof, shall be deemed to be holders of Company Delaware RSUs and Company Delaware DEUs, respectively, entitling them to receive an identical number of Company Delaware Units in accordance with the terms of the Company Delaware RSUs and Company Delaware DEUs. Any certificate or award agreement evidencing Company RSUs or Company DEUs prior to the completion of the Arrangement will thereafter evidence and be deemed to evidence Company Delaware RSUs and Company Delaware DEUs, respectively, entitling the holder to receive Company Delaware Units in accordance with the terms thereof, and no new certificates or award agreements evidencing the Company Delaware RSUs or Company Delaware DEUs shall be required to be issued.
4.3.Withholding Rights

The Company will be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any person pursuant to this Plan of Arrangement (including, for greater certainty, Shareholders, holders of Company Warrants and Company Dissenting Shareholders), such Taxes or other amounts as the Company is required or permitted to deduct or withhold in connection with such payment or delivery under the Income Tax Act (Canada), the Code, or any other provisions of any applicable law. To the extent that amounts so deducted and withheld are remitted to the appropriate Governmental Entity, such deducted, withheld and remitted amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to such person in respect of which such deduction, withholding and remittance was made. If applicable, the Company is hereby authorized to sell or dispose (on behalf of the applicable person in respect of which such deduction, withholding and remittance is to be made) of such portion of Common Shares or Company Delaware Units payable as consideration hereunder, if any, or any property received in substitution therefor, as is necessary to provide sufficient funds to enable it to implement such deduction, withholding and remittance, and the Company will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.
4.4.Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all

Common Shares, Company RSUs and Company Warrants issued or outstanding prior to the Effective Time, (b) the rights and obligations of holders of Common Shares, Company RSUs and Company Warrants (whether registered or beneficial), the Company and any transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Company RSUs or Company Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.
ARTICLE VI
FURTHER ASSURANCES
6.1    Further Assurances
Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Merger Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Exhibit D
MLC Resolutions
RESOLVED AS A SPECIAL RESOLUTION THAT:

1.    The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) of Mount Logan Capital Inc. (“MLC”), pursuant to the agreement and plan of merger (as it may from time to time be amended, modified or supplemented, the “Merger Agreement”) among MLC, 180 Degree Capital Corp., Yukon New Parent, Inc., Polar Merger Sub, Inc., and Moose Merger Sub, LLC dated January 16, 2025, all as more particularly described and set forth in the joint proxy statement/prospectus of MLC dated [ó], 2025 (the “Joint Proxy Statement/Prospectus”), accompanying the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms), providing for[, among other things,] the domestication of MLC from the Province of Ontario to the State of Delaware, and all transactions contemplated thereby are hereby authorized, approved and adopted.
2.    The plan of arrangement of MLC (as it has been or may be amended, modified or supplemented in accordance with the Merger Agreement and its terms (the “Plan of Arrangement”)), the full text of which is set out in Exhibit E to the Joint Proxy Statement/Prospectus, is hereby authorized, approved and adopted.
3.    MLC be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Merger Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Joint Proxy Statement/Prospectus).
4.    Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of MLC or that the Arrangement has been approved by the Court, the directors of MLC are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of MLC: (i) amend, modify or supplement the Merger Agreement or the Plan of Arrangement to the extent permitted by the Merger Agreement; and (ii) subject to the terms of the Merger Agreement, not to proceed with the Arrangement and related transactions.
5.    Any officer or director of MLC is hereby authorized and directed for and on behalf of MLC to execute and deliver for filing with the Director under the OBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Merger Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.
6.    Any officer or director of MLC is hereby authorized and directed for and on behalf of MLC to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.